Exhibit 99.1

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2023

WOORI FINANCIAL GROUP INC.

Page(s)
Independent Auditor’s Review Report	1-2

Consolidated Interim Financial Statements

Consolidated Interim Statements of Financial Position	4

Consolidated Interim Statements of Comprehensive Income	5-6

Consolidated Interim Statements of Changes in Equity	7

Consolidated Interim Statements of Cash Flows	8-9

Notes to the Consolidated Interim Financial Statements	10-140

Independent Auditor’s Review Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders of Woori Financial Group Inc.

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of Woori Financial Group Inc. and its subsidiaries (collectively the “Group”), which comprise the consolidated interim statement of financial position as of September 30, 2023, the consolidated interim statement of comprehensive income for the three-month and nine-month period ended September 30, 2023, the consolidated interim statement of changes in equity and cash flows for the nine-month period ended September 30, 2023 and notes, comprising a summary of material accounting policy information and other explanatory information.

Management’s Responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No.1034 Interim Financial Reporting, and for such internal control as management determines is necessary to enable the preparation of the condensed consolidated interim financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Review Responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting.

Other Matter

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The accompanying condensed consolidated interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2022, changes in equity and cash flows for the nine-month periods ended September 30, 2022, were reviewed by other auditors whose report thereon, dated November 11, 2022, expressed that nothing came to their attention that caused them to believe that those condensed interim consolidated financial statements are not prepared, in all material respects, in accordance with K-IFRS No.1034 Interim Financial Reporting. The condensed consolidated interim financial statements that other auditors reviewed are those before reflecting the adjustments described in Note 2. The accompanying consolidated interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2022, and the consolidated interim statements of changes in equity and cash flows for the nine-month period ended September 30, 2022, presented for comparative purposes, are those after reflecting such adjustments.

The consolidated statement of financial position of the Group as of December 31, 2022, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, were audited by other auditors in accordance with Korean Standards on Auditing and their report thereon, dated March 7, 2023, expressed an unqualified opinion. The accompanying consolidated statement of financial position of the Group as of December 31, 2022, presented for comparative purposes, is consistent, in all material respects, with the audited consolidated statement of financial position from which it has been derived.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

November 14, 2023

This report is effective as of November 14, 2023, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review has not been updated to reflect the impact of such subsequent events or circumstances, if any.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF AND FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2023 AND 2022

The accompanying consolidated interim financial statements including all footnote disclosures were prepared by, and are the responsibility of, the management of Woori Financial Group Inc.

Jong Yong Yim

President and Chief Executive Officer

Main Office Address: (Address) 51, Sogong-ro, Jung-gu, Seoul

(Phone Number) 02-2125-2000

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2023 (UNAUDITED) AND DECEMBER 31, 2022

	September 30, 2023	December 31, 2022

	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Note 4 and 6)	25,891,826	34,219,148
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4, 7, 11 and 24)	22,523,887	19,860,573
Financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 4, 8 and 11)	36,547,898	33,085,080
Securities at amortized cost (Notes 4, 9 and 11)	25,236,507	28,268,516
Loans and other financial assets at amortized cost (Notes 4, 10, 11 and 39)	365,462,488	355,760,729
Investments in joint ventures and associates (Note 12)	1,756,741	1,305,636
Investment properties (Note 13)	471,748	387,707
Premises and equipment (Note 14)	3,140,716	3,142,930
Intangible assets (Note 15)	984,723	849,114
Assets held for sale (Note 16)	18,982	13,772
Net defined benefit asset (Note 22)	322,314	319,280
Current tax assets	50,605	53,274
Deferred tax assets	75,729	109,299
Derivative assets (Designated for hedging) (Notes 4, 11 and 24)	64,736	37,786
Other assets (Notes 17,39 and 40)	3,368,100	3,061,552

Total assets	485,917,000	480,474,396

LIABILITIES
Financial liabilities at fair value through profit or loss (“FVTPL”) (Notes 4, 11, 18 and 24)	8,741,490	8,952,399
Deposits due to customers (Notes 4, 11, 19 and 39)	335,613,186	342,105,209
Borrowings (Notes 4, 11 and 20)	31,454,219	28,429,603
Debentures (Notes 4, 11 and 20)	42,035,290	44,198,486
Provisions (Notes 21, 38 and 39)	607,493	545,865
Net defined benefit liability (Note 22)	43,200	35,202
Current tax liabilities	139,843	843,555
Deferred tax liabilities	443,124	31,799
Derivative liabilities (Designated for hedging) (Notes 4, 11 and 24)	235,789	202,911
Other financial liabilities (Notes 4, 11, 23, 39 and 40)	32,630,098	22,811,868
Other liabilities (Notes 23 and 39)	751,881	690,157

Total liabilities	452,695,613	448,847,054

EQUITY
Owners’ equity (Note 26)
Capital stock	3,802,676	3,640,303
Hybrid securities	3,611,129	3,112,449
Capital surplus	935,026	682,385
Other equity	(1,951,419)	(2,423,392)
Retained earnings	25,187,789	23,750,152

	31,585,201	28,761,897

Non-controlling interests	1,636,186	2,865,445

Total equity	33,221,387	31,627,342

Total liabilities and equity	485,917,000	480,474,396

The accompanying notes are part of these consolidated interim financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

	Period ended September 30, 2023		Period ended September 30, 2022
	Three-month	Nine-month	Three-month	Nine-month

	(Korean Won in millions, except per share data)
Interest income	5,239,272	15,217,149	3,824,901	10,038,316
Financial assets at FVTPL	50,105	141,722	30,153	67,888
Financial assets at FVTOCI	269,284	706,080	160,952	452,534
Financial assets at amortized cost	4,919,883	14,369,347	3,633,796	9,517,894
Interest expense	(3,052,318)	(8,617,202)	(1,580,575)	(3,690,668)

Net interest income (Notes 11, 28 and 39)	2,186,954	6,599,947	2,244,326	6,347,648

Fees and commissions income	641,235	1,902,513	624,524	1,836,127
Fees and commissions expense	(205,852)	(624,865)	(200,004)	(565,223)

Net fees and commissions income (Notes 11, 29 and 39)	435,383	1,277,648	424,520	1,270,904

Dividend income (Notes 11, 30 and 39)	60,753	152,758	44,313	123,235
Net gain on financial instruments at FVTPL (Notes 11, 31 and 39)	343,809	704,326	328,551	669,978
Net loss on financial assets at FVTOCI (Notes 11 and 32)	(1,470)	(1,868)	(7,196)	(8,846)
Net gain on disposals of financial assets at amortized cost (Note 11)	55,046	170,754	7,391	74,349
Impairment losses due to credit loss (Notes 11, 33 and 39)	(260,765)	(1,078,580)	(125,171)	(622,034)
General and administrative expense (Notes 34 and 39)	(997,571)	(3,055,487)	(979,723)	(2,936,825)
Other net operating expense (Notes 11, 24, 34 and 39)	(603,893)	(1,403,814)	(666,459)	(1,215,744)

Operating income	1,218,246	3,365,684	1,270,552	3,702,665

Gain on valuation of joint ventures and associates (Note 12)	28,741	99,724	32,099	39,384
Net other non-operating income(expense)	(208)	(70,096)	(14,443)	14,070

Non-operating income(expense) (Note 35)	28,533	29,628	17,656	53,454

Net income before income tax expense	1,246,779	3,395,312	1,288,208	3,756,119

Income tax expense (Note 36)	(328,663)	(863,384)	(354,823)	(963,430)

Net income	918,116	2,531,928	933,385	2,792,689

Net gain (loss) on valuation of equity securities at FVTOCI	85,920	216,712	(13,194)	(55,728)
Changes in capital due to equity method	5,584	8,541	(807)	(2,276)
Remeasurement gain (loss) related to defined benefit plan	30,641	(31,089)	89,047	217,933

Items that will not be reclassified to profit or loss	122,145	194,164	75,046	159,929

Net gain (loss) on valuation of debt securities at FVTOCI	(12,932)	177,988	(138,299)	(660,007)
Changes in capital due to equity method	(4,676)	(5,343)	1,296	4,478
Gain on foreign currency translation of foreign operations	27,198	187,188	320,466	571,381
Gain (loss) on valuation of hedges of net investments in foreign operations	(20,336)	(49,265)	(81,632)	(125,603)
Gain (loss) on valuation of cash flow hedge	2,748	(8,125)	(5,967)	(3,043)

Items that may be reclassified to profit or loss	(7,998)	302,443	95,864	(212,794)

Other comprehensive income (loss), net of tax	114,147	496,607	170,910	(52,865)

Total comprehensive income	1,032,263	3,028,535	1,104,295	2,739,824

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

	Period ended September 30, 2023		Period ended September 30, 2022
	Three-month	Nine-month	Three-month	Nine-month

	(Korean Won in millions, except per share data)
Net income attributable to:	918,116	2,531,928	933,385	2,792,689
Net income attributable to owners	899,306	2,438,182	899,811	2,661,745
Net income attributable to non-controlling interests	18,810	93,746	33,574	130,944

Total comprehensive income attributable to:	1,032,263	3,028,535	1,104,295	2,739,824
Comprehensive income attributable to owners	1,015,334	2,923,229	1,058,669	2,591,033
Comprehensive income attributable to non-controlling interests	16,929	105,306	45,626	148,791

Earnings per share (Note 37)
Basic and diluted earnings per share (Unit: In Korean Won)	1,174	3,204	1,206	3,570

The accompanying notes are part of these consolidated interim financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Controlling interests	Non- controlling interests	Total equity

	(Korean Won in millions)
January 1, 2022	3,640,303	2,294,381	682,385	(2,167,614)	21,392,564	25,842,019	3,008,176	28,850,195
Total comprehensive income
Net income	—	—	—	—	2,661,745	2,661,745	130,944	2,792,689
Net loss on valuation of financial instruments at FVTOCI	—	—	—	(715,038)	—	(715,038)	(697)	(715,735)
Net gain(loss) due to disposal of equity securities at FVTOCI	—	—	—	10,343	(10,343)	—	—	—
Changes in capital due to equity method	—	—	—	2,202	—	2,202	—	2,202
Gain on foreign currency translation of foreign operations	—	—	—	552,842	—	552,842	18,539	571,381
Loss on valuation of hedges of net investments in foreign operations	—	—	—	(125,603)	—	(125,603)	—	(125,603)
Loss on valuation of cash flow hedge	—	—	—	(3,043)	—	(3,043)	—	(3,043)
Capital related to non-current assets held for sale	—	—	—	(279)	279	—	—	—
Remeasurement of the net defined benefit liability	—	—	—	217,928	—	217,928	5	217,933
Transactions with owners and others
Dividends to common stocks	—	—	—	—	(654,996)	(654,996)	(9,940)	(664,936)
Issuance of hybrid securities	—	598,608	—	—	—	598,608	349,215	947,823
Dividends to hybrid securities	—	—	—	—	(63,600)	(63,600)	(77,290)	(140,890)
Redemption of hybrid securities	—	—	—	(60,491)	—	(60,491)	(559,565)	(620,056)
Changes in subsidiaries’ capital	—	—	—	27,365	(27,365)	—	—	—
Changes in non-controlling interests related to business combinations	—	—	—	—	—	—	16,454	16,454

September 30, 2022 (Unaudited)	3,640,303	2,892,989	682,385	(2,261,388)	23,298,284	28,252,573	2,875,841	31,128,414

January 1, 2023	3,640,303	3,112,449	682,385	(2,423,392)	23,750,152	28,761,897	2,865,445	31,627,342
Total comprehensive income
Net income	—	—	—	—	2,438,182	2,438,182	93,746	2,531,928
Net gain(loss) on valuation of financial instruments at FVTOCI	—	—	—	394,758	—	394,758	(58)	394,700
Net gain(loss) due to disposal of equity securities at FVTOCI	—	—	—	68	(68)	—	—	—
Changes in capital due to equity method	—	—	—	3,229	(50)	3,179	19	3,198
Gain on foreign currency translation of foreign operations	—	—	—	175,571	—	175,571	11,617	187,188
Loss on valuation of hedges of net investments in foreign operations	—	—	—	(49,265)	—	(49,265)	—	(49,265)
Loss on valuation of cash flow hedge	—	—	—	(8,125)	—	(8,125)	—	(8,125)
Capital related to non-current assets held for sale	—	—	—	—	—	—	—	—
Remeasurement of the net defined benefit liability	—	—	—	(31,071)	—	(31,071)	(18)	(31,089)
Transactions with owners and others
Comprehensive stock exchange	162,373	—	249,018	—	—	411,391	(414,024)	(2,633)
Dividends to common stocks	—	—	—	—	(843,797)	(843,797)	(11,637)	(855,434)
Changes in treasury stocks	—	—	582	(145,492)	—	(144,910)	—	(144,910)
Issuance of hybrid securities	—	498,680	—	—	—	498,680	—	498,680
Dividends to hybrid securities	—	—	—	—	(95,892)	(95,892)	(69,776)	(165,668)
Redemption of hybrid securities	—	—	—	(1,476)	—	(1,476)	(897,995)	(899,471)
Changes in subsidiaries’ capital	—	—	(1,869)	60,491	(60,738)	(2,116)	(1,927)	(4,043)
Changes in non-controlling interests related to business combinations	—	—	—	—	—	—	138,479	138,479
Others	—	—	4,910	73,285	—	78,195	(77,685)	510

September 30, 2023 (Unaudited)	3,802,676	3,611,129	935,026	(1,951,419)	25,187,789	31,585,201	1,636,186	33,221,387

The accompanying notes are part of these consolidated interim financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

	For the nine-month periods ended September 30
	2023	2022

	(Korean Won in millions)
Cash flows from operating activities:
Net income	2,531,928	2,792,689
Adjustments to net income:
Income tax expense	863,384	963,430
Interest income	(15,217,149)	(10,038,316)
Interest expense	8,617,202	3,690,668
Dividend income	(152,758)	(123,235)

	(5,889,321)	(5,507,453)

Additions of expenses not involving cash outflows:
Loss on financial instruments at FVTPL	—	948,602
Loss on financial assets at FVTOCI	9,781	10,979
Impairment loss due to credit loss	1,078,580	622,034
Loss related to other provisions	61,182	8,169
Retirement benefit	85,023	123,656
Depreciation and amortization	729,278	682,343
Net loss on foreign currency translation (transaction)	750,573	652,330
Loss on derivatives (designated for hedge)	68,426	280,649
Loss on fair value hedge	24,162	—
Loss on valuation of investments in joint ventures and associates	6,949	31,594
Loss on disposal of investments in joint ventures and associates	339	116
Loss on disposal of premises and equipment, intangible assets and other assets	1,703	2,222
Impairment loss on premises and equipment, intangible assets and other assets	69	390
Other losses	—	62,196

	2,816,065	3,425,280

Deductions of income not involving cash inflows:
Gain on financial instruments at FVTPL	318,970	—
Gain on financial assets at FVTOCI	7,913	2,133
Gain on other provisions	4,002	56,036
Gain on derivatives (designated for hedge)	81,036	157,349
Gain on fair value hedges	48,705	300,335
Gain on valuation of investments in joint ventures and associates	106,673	70,978
Gain on disposal of investments in joint ventures and associates	32,817	599
Gain on disposal of premises and equipment, intangible assets and other assets	3,513	41,986
Reversal of impairment loss on premises and equipment, intangible assets and other assets	264	136
Other incomes	—	15,881

	603,893	645,433

Changes in operating assets and liabilities:
Financial instruments at FVTPL	(1,044,019)	(1,568,492)
Loans and other financial assets at amortized cost	(8,010,400)	(15,441,318)
Other assets	(670,284)	(1,101,150)
Deposits due to customers	(8,464,502)	7,917,524
Provisions	(25,671)	(21,030)
Net defined benefit liability	(121,509)	(3,543)
Other financial liabilities	8,030,916	6,855,504
Other liabilities	36,691	55,140

	(10,268,778)	(3,307,365)

Interest income received	14,717,780	9,769,052
Interest expense paid	(6,869,114)	(3,079,686)
Dividends received	129,585	123,459
Income tax paid	(1,269,802)	(962,334)

Net cash inflow(outflow) from operating activities	(4,705,550)	2,608,209

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(CONTINUED)

	For the nine-month periods ended September 30
	2023	2022

	(Korean Won in millions)
Cash flows from investing activities:
Net cash out-flows from obtaining control	(209,643)	(124,816)
Net cash out-flows from losing control	(1,182)	—
Disposal of financial instruments at FVTPL	7,909,655	8,586,050
Acquisition of financial instruments at FVTPL	(9,068,573)	(8,150,654)
Disposal of financial assets at FVTOCI	15,269,311	16,088,356
Acquisition of financial assets at FVTOCI	(17,749,746)	(11,699,156)
Redemption of securities at amortized cost	6,839,671	4,501,366
Acquisition of securities at amortized cost	(3,546,751)	(12,245,256)
Cash outflows from changes in subsidiaries	(412,995)	—
Disposal of investments in joint ventures and associates	76,252	181,505
Acquisition of investments in joint ventures and associates	(257,386)	(137,427)
Disposal of investment properties	—	2,021
Acquisition of investment properties	(91,272)	—
Disposal of premises and equipment	13,249	44,842
Acquisition of premises and equipment	(85,184)	(112,182)
Disposal of intangible assets	1,485	1,119
Acquisition of intangible assets	(146,253)	(121,721)
Disposal of assets held for sale	6,876	35,937
Net increase(decrease) of other assets	9,301	61,816

Net cash outflow from investing activities	(1,443,185)	(3,088,200)

Cash flows from financing activities:
Net increase in derivatives designated for hedging purpose	10,113	29,642
Net increase in borrowings	2,149,818	5,946,856
Issuance of debentures	22,420,802	21,583,145
Redemption of debentures	(24,966,275)	(18,137,928)
Redemption of lease liabilities	(124,107)	(139,527)
Net increase of other liabilities	393	638
Acquisition of treasury stocks	(146,274)	—
Disposal of treasury stocks	12,456	—
Dividends paid	(843,797)	(654,996)
Issuance of hybrid securities	498,680	947,823
Redemption of hybrid securities	(900,000)	(643,000)
Dividends paid to hybrid securities	(165,668)	(140,890)
Dividends paid to non-controlling interest	(11,637)	(9,940)
Changes in non-controlling interests	(180,514)	—
Net increase in non-controlling interests liabilities	5,086	1,017

Net cash inflow(outflow) from financing activities	(2,240,924)	8,782,840

Effects of exchange rate changes on cash and cash equivalents	62,337	2,003,040
Net increase in cash and cash equivalents	(8,327,322)	10,305,889
Cash and cash equivalents, beginning of the period	34,219,148	20,613,073

Cash and cash equivalents, end of the period (Note 6)	25,891,826	30,918,962

The accompanying notes are part of these consolidated interim financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

1.	GENERAL

(1)	Summary of the Parent company

Woori Financial Group, Inc. (hereinafter referred to as the “Parent company”) is primarily aimed at controlling subsidiaries that operate in the financial industry or those that are closely related to the financial industry through the ownership of shares and was established on January 11, 2019 under the Financial Holding Company Act through the comprehensive transfer with shareholders of Woori Bank (hereinafter referred to as the “Bank”), Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. The headquarters of the Parent company is located at 51, Sogong-ro, Jung-gu, Seoul, Korea, and the capital stock is 3,802,676 million Won as of September 30, 2023. The Parent company’s stocks were listed on the Korea Exchange on February 13, 2019, and its American Depository Shares (“ADS”) are also being traded as the underlying common stock on the New York Stock Exchange since the same date.

The details of stock transfer between the Parent company and subsidiaries as of incorporation are as follows (Unit: Number of shares)

Stock transfer company	Total number of issued shares	Exchange ratio per share	Number of Parent company’s stocks
Woori Bank	676,000,000	1.0000000	676,000,000
Woori FIS Co., Ltd.	4,900,000	0.2999708	1,469,857
Woori Finance Research Institute Co., Ltd.	600,000	0.1888165	113,289
Woori Credit Information Co., Ltd.	1,008,000	1.1037292	1,112,559
Woori Fund Service Co., Ltd.	2,000,000	0.4709031	941,806
Woori Private Equity Asset Management Co., Ltd.	6,000,000	0.0877992	526,795

As of August 1, 2019, the Parent company acquired a 73% interest in Tongyang Asset Management Co., Ltd. and changed the name to Woori Asset Management Corp. Also, as of August 1, 2019, the Parent company gained 100% control of ABL Global Asset Management Co., Ltd., added it as a consolidated subsidiary and changed the name to Woori Global Asset Management Co., Ltd. on December 6, 2019.

The Parent company paid 598,391 million Won in cash and 42,103,377 new shares of the Parent company to acquire 100% interest of Woori Card Co., Ltd. from its subsidiary, Woori Bank, on September 10, 2019. On the same date, the Parent company also acquired 59.8% interest of Woori Investment Bank Co., Ltd. from Woori Bank with 392,795 million Won in cash.

As of December 30, 2019, the Parent company acquired a 67.2% interest (excluding treasury stocks, 51% interest including treasury stocks) in Woori Asset Trust Co., Ltd. (formerly Kukje Asset Trust Co., Ltd.) and added it as a consolidated subsidiary at the end of 2019. As of March 31, 2023, it acquired an additional 28.1% interests (excluding treasury stock, 21.3% in the case of including treasury stock).

The Parent company acquired 76.8% (excluding treasury stocks, 74.0% interest including treasury stocks) interest in Woori Financial Capital Co., Ltd. (formerly Aju Capital Co., Ltd.) on December 10, 2020. In addition, as of April 15, 2021, the Parent company acquired 13.3% interests (excluding treasury stock, 12.9% when including treasury stock) in Woori Financial Capital Co., Ltd., and as of May 24, 2021, the Parent company additionally acquired treasury stock (3.6%) which Woori Financial Capital Co., Ltd. possessed.

The Parent company paid 113,238 million Won in cash to acquire 100% interest of Woori Savings Bank from its subsidiary, Woori Financial Capital Co., Ltd., on March 12, 2021.

As of August 10, 2021, the Parent company paid 5,792,866 new shares of the Parent company to the shareholders of Woori Financial Capital Co., Ltd. (excluding the Parent company) through comprehensive stock exchange and acquired residual interest (9.5%) of Woori Financial Capital Co., Ltd., to make it a wholly owned subsidiary.

As of January 7, 2022, the Parent company established Woori Financial F&I Co., Ltd., an investment company for non-performing loans and restructuring companies (100% interest, 200 billion Won in stock payments) and included it as a subsidiary.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

As of March 23, 2023 the Parent company acquired a 53.9% interest (excluding treasury stocks, 52% interest including treasury stocks) in Woori Venture Partners Co., Ltd. (formerly Daol Investment Co., Ltd.), and added it as a consolidated subsidiary. As of May 30, 2023, the Parent company additionally acquired treasury stock (3.5%) which Woori Venture Partners Co., Ltd. possessed.

As of August 8, 2023, the Parent company paid 22,541,465 new shares of the Parent company to the shareholders of Woori Investment Bank Co., Ltd. (excluding the Parent company) through comprehensive stock exchange and acquired residual interest (41.3%) of Woori Investment Bank Co., Ltd., to make it a wholly owned subsidiary. In addition, on the same day, the Parent company paid 9,933,246 new shares of the Parent company to the shareholders of Woori Venture Partners Co., Ltd. (excluding the Parent company) through comprehensive stock exchange and acquired residual interest (44.5%) of Woori Venture Partners Co., Ltd., to make it a wholly owned subsidiary.

(2)	Details of the Parent company and subsidiaries (hereinafter ‘Group’) as of September 30, 2023 and December 31, 2022 are as follows:

		Percentage of ownership (%)			Financial statements date of use
Subsidiaries	Main business	September 30, 2023	December 31, 2022	Location
Held by Woori Financial Group Inc.
Woori Bank	Bank	100.0	100.0	Korea	September 30
Woori Card Co., Ltd.	Finance	100.0	100.0	Korea	September 30
Woori Financial Capital Co., Ltd.	Finance	100.0	100.0	Korea	September 30
Woori Investment Bank Co., Ltd.	Other credit finance business	100.0	58.7	Korea	September 30
Woori Asset Trust Co., Ltd.(*1)	Real estate trust	95.3	67.2	Korea	September 30
Woori Savings Bank	Mutual saving bank	100.0	100.0	Korea	September 30
Woori Financial F&I Co., Ltd.	Finance	100.0	100.0	Korea	September 30
Woori Asset Management Corp.	Finance	73.0	73.0	Korea	September 30
Woori Venture Partners(*1)	Other financial services	100.0	—	Korea	September 30
Woori Global Asset Management Co., Ltd.	Finance	100.0	100.0	Korea	September 30
Woori Private Equity Asset Management Co., Ltd.	Finance	100.0	100.0	Korea	September 30
Woori Credit Information Co., Ltd.	Credit information	100.0	100.0	Korea	September 30
Woori Fund Service Co., Ltd.	Financial support service business	100.0	100.0	Korea	September 30
Woori FIS Co., Ltd.	System software development & maintenance	100.0	100.0	Korea	September 30
Woori Finance Research Institute Co., Ltd.	Other service business	100.0	100.0	Korea	September 30
Held by Woori Bank
Woori America Bank	Finance	100.0	100.0	America	September 30
Woori Global Markets Asia Limited	Finance	100.0	100.0	Hong Kong	September 30
Woori Bank China Limited	Finance	100.0	100.0	China	September 30
AO Woori Bank (*7)	Finance	100.0	100.0	Russia	September 30
PT Bank Woori Saudara Indonesia 1906 Tbk	Finance	84.2	84.2	Indonesia	September 30
Banco Woori Bank do Brasil S.A.	Finance	100.0	100.0	Brazil	September 30
Korea BTL Infrastructure Fund	Finance	99.9	99.9	Korea	September 30
Woori Finance Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	September 30
Wealth Development Bank	Finance	51.0	51.0	Philippines	September 30
Woori Bank Vietnam Limited	Finance	100.0	100.0	Vietnam	September 30
Woori Bank (Cambodia) PLC	Finance	100.0	100.0	Cambodia	September 30
Woori Bank Europe	Finance	100.0	100.0	Germany	September 30
Kumho Trust First Co., Ltd. (*2) (*5)	Asset securitization	—	0.0	Korea	—
Asiana Saigon Inc. (*2) (*5)	Asset securitization	—	0.0	Korea	—
KAMCO Value Recreation First Securitization Specialty Co., Ltd. (*2)	Asset securitization	15.0	15.0	Korea	September 30
Jeonju IWon Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

		Percentage of ownership (%)			Financial statements date of use
Subsidiaries	Main business	September 30, 2023	December 31, 2022	Location
Wonju I one Inc. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Heitz Third Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woorihansoop 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori International First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Wibihansoop 1st Co., Ltd. (*2) (*5)	Asset securitization	—	0.0	Korea	—
Woori QS 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori Display 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori Dream 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori H 1st Co., Ltd. (*5)	Asset securitization	—	0.0	Korea	—
Woori K 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori S 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori Display 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
TY 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori KC No.1 Co., Ltd. (*5)	Asset securitization	—	0.0	Korea	—
Quantum Jump the 2nd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
ATLANTIC TRANSPORTATION 1 S.A. (*5)	Asset securitization	—	0.0	Marshall islands	—
Woori Gongdeok First Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
HD Project Co., Ltd. (*2) (*5)	Asset securitization	—	0.0	Korea	—
Woori HW 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori HC 2nd Co., Ltd. (*5)	Asset securitization	—	0.0	Korea	—
Woori Dream 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori SJS 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori Steel 1st Co., Ltd (*2)	Asset securitization	0.0	0.0	Korea	September 30
SPG the 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori-HWC 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori HC 3rd Co., Ltd. (*2).	Asset securitization	0.0	0.0	Korea	September 30
Woori Park I 1st co., Ltd (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori DS 1st co., Ltd (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori HC 4th Co., Ltd. (*2).	Asset securitization	0.0	0.0	Korea	September 30
Woori SKR 1st Co., Ltd. (*2).	Asset securitization	0.0	0.0	Korea	September 30
Woori H chemical 1st Co.,Ltd (*2)	Asset securitization	0.0	0.0	Korea	September 30
HE the 1st Co.,Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori Hub The 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori K The 3rd Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori KF 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
WooriI TS 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori H Square 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori L Yongsan 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori HC 5th Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori Ladena 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori HR 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori Lotte Dongtan 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori HC 6th Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori ECO 1st Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori HO 1th Co., Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori ESG 1st Co.,Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori Osiria 1st Co.,Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori Eco 2nd Co.,Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Gangnam Landmark 2nd Co., Ltd(*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori HP the 1st co.,Ltd. (*2)	Asset securitization	0.0	0.0	Korea	September 30
Woori KF 2nd Co., Ltd.(*2)	Asset securitization	0.0	—	Korea	September 30
Woori ST 1st co.,Ltd.(*2)	Asset securitization	0.0	—	Korea	September 30
Woori High End 1st co., Ltd.(*2)	Asset securitization	0.0	—	Korea	September 30
Woori HD 1st co., Ltd.(*2)	Asset securitization	0.0	—	Korea	September 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

		Percentage of ownership (%)			Financial statements date of use
Subsidiaries	Main business	September 30, 2023	December 31, 2022	Location
Woori HW 2nd co., Ltd.(*2)	Asset securitization	0.0	—	Korea	September 30
Woori Mirae 1st co., Ltd.(*2)	Asset securitization	0.0	—	Korea	September 30
Heungkuk Global Private Placement Investment Trust No. 1 (*3)	Securities investment and others	98.8	98.8	Korea	September 30
AI Partners UK Water Supply Private Placement Investment Trust No.2 (*3)	Securities investment and others	97.3	97.3	England	September 30
Multi Asset Global Real Estate Investment Trust No. 5-2 (*3)	Securities investment and others	99.0	99.0	Korea	September 30
IGIS Australia Investment Trust No. 209-1 (*3)	Securities investment and others	99.4	99.4	Korea	September 30
INMARK Spain Private Placement Real Estate Investment Trust No. 26-2 (*5)	Securities investment and others	97.7	97.7	Korea	—
IGIS Global General Type Private Real Estate Feeder Investment Trust No. 316-1 (*5)	Securities investment and others	99.3	99.3	Korea	—
Woori G Secondary Private Placement Investment Trust No. 1 (*3)	Securities investment and others	98.5	98.3	Korea	September 30
JB Airline Private Placement Investment Trust No.8 (*3)	Securities investment and others	97.0	97.0	Korea	September 30
Kiwoom Harmony Private Placement Investment Trust No. 2 (*3)	Securities investment and others	97.2	97.1	Korea	September 30
Kiwoom Harmony Private Placement Investment Trust No. 1 (*3)	Securities investment and others	97.4	97.2	Korea	September 30
Kiwoom Frontier Private Investment Trust No.23[Bond] (*3)	Securities investment and others	99.8	99.8	Korea	September 30
Kiwoom Harmony Private Placement Investment Trust No. 4 (*3)	Securities investment and others	96.2	—	Korea	September 30
Principal Guaranteed Trust (*4)	Trust	0.0	0.0	Korea	September 30
Principal and Interest Guaranteed Trust (*4)	Trust	0.0	0.0	Korea	September 30
Held by Multi Asset Global Real Estate Investment Trust No. 5-2 MAGI No.5 LuxCo S.a.r.l.	Asset securitization	54.6	54.6	Luxembourg	September 30
Held by MAGI No.5 LuxCo S.a.r.l. ADP 16 Brussels	Asset securitization	100.0	100.0	Belgium	September 30
Held by Woori Card Co., Ltd.
TUTU Finance – WCI Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	September 30
PT Woori Finance Indonesia Tbk.	Finance	84.5	82.0	Indonesia	September 30
Woori Card 2019-1 Securitization Specialty Co., Ltd. (*5)	Asset securitization	—	0.5	Korea	—
Woori Card 2020-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	September 30
Woori Card 2021-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	September 30
Woori Card 2022-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	September 30
Woori Card 2022-2 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	September 30
Woori Card 2023-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	September 30
Woori Card 2023-2 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	—	Korea	September 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

		Percentage of ownership (%)			Financial statements date of use
Subsidiaries	Main business	September 30, 2023	December 31, 2022	Location
Held by Woori Financial Capital Co., Ltd.
Specified Money Market Trust	Trust	100.0	100.0	Korea	September 30
Held by Woori Investment Bank Co., Ltd.
Seari Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
Namjong 1st Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
Bukgeum First Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
Bukgeum Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WS1909 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WS2003 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WS2006 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WJ2008 Securitization Specialty Co., Ltd. (*5)	Asset securitization	—	5.0	Korea	—
WH2103 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WN2103 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WH2106 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
Held by Woori Asset Management Corp.
Woori China Convertible Bond Hedging feeder Investment Trust H (debt-oriented hybrid) (*3)	Securities investment and others	86.2	88.0	Korea	September 30
Woori Together TDF 2035 (*3)	Securities investment and others	54.8	57.1	Korea	September 30
Woori Together TDF 2040 (*3)	Securities investment and others	55.4	58.3	Korea	September 30
Woori Together TDF 2045 (*3)	Securities investment and others	65.8	69.3	Korea	September 30
Woori Together TDF 2050 (*3)	Securities investment and others	56.9	66.3	Korea	September 30
Woori Franklin Technology Master Fund (USD) (*3) (*8)	Securities investment and others	80.3	91.1	Korea	September 30
Woori Franklin Technology Feeder Fund (H) (*3)	Securities investment and others	46.3	71.8	Korea	September 30
Woori Together OCIO Target Return Master fund(*3) (*5) (*8)	Securities investment and others	—	100.0	Korea	—
Woori Together OCIO Target Return Feeder fund (Balance Bond)(* (*3) (*5)	Securities investment and others	—	81.2	Korea	—
Woori High Graded Bond Target Return Fund 1 (*3)	Securities investment and others	77.0	77.0	Korea	September 30
Woori Multi Return Private Equity 2(*3) (*5)	Securities investment and others	—	30.9	Korea	—
Held by Woori Financial F&I Co., Ltd.
WI2203 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WM2203 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WNI2206 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

		Percentage of ownership (%)			Financial statements date of use
Subsidiaries	Main business	September 30, 2023	December 31, 2022	Location
WI2209 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WN2212 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WK2212 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	September 30
WH2306 Securitization Specialty Co., Ltd.(*2)	Asset securitization	5.0	—	Korea	September 30
WN2306 Securitization Specialty Co., Ltd.(*2)	Asset securitization	5.0	—	Korea	September 30
WNKN2309 Securitization Specialty Co., Ltd.(*2)	Asset securitization	5.0	—	Korea	September 30
WB2309 Securitization Specialty Co., Ltd.(*2)	Asset securitization	5.0	—	Korea	September 30
VOGO DL General Private Equity Investment Trust 1(*3)	Securities investment and others	99.0	—	Korea	September 30
Held by Woori Venture Partners Co.,Ltd. (*1)
Woori Venture Partners US	Other financial services	100.0	—	America	September 30
Held by Woori Global Asset Management Co., Ltd.
Woori G Global Multi Asset Income Private Placement Investment Trust_Class Cs (*3)	Securities investment and others	37.7	37.9	Korea	September 30
Woori G Happy Retirement Lifetime Income TIF Mixed Asset Investment Trust[FoF] C(Y) (*3)	Securities investment and others	99.2	99.3	Korea	September 30
Held by Woori Bank, Woori Financial Capital Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*6)
Green ESG Growth No.1 Private Equity Fund(*3)	Securities investment and others	30.3	—	Korea	September 30
Woori New Growth Credit Fund 1(*3)	Securities investment and others	100.0	—	Korea	September 30
Held by Woori Financial Capital Co., Ltd., Woori Private Equity Asset Management Co., Ltd. and Woori Investment Bank Co., Ltd. (*6)
Japanese Hotel Real Estate Private Equity Fund 1 (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Held by Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Bank Co., Ltd., Woori Savings Bank and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Innovative Growth Professional Investment Type Private Investment Trust No.1 (*3)	Securities investment and others	90.0	90.0	Korea	September 30
Held by Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Bank Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Innovative Growth Professional Investment Type Private Investment Trust No.2 (*3)	Securities investment and others	85.0	85.0	Korea	September 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

		Percentage of ownership (%)			Financial statements date of use
Subsidiaries	Main business	September 30, 2023	December 31, 2022	Location
Woori Innovative Growth New Deal Private Investment Trust No.3 (*3)	Securities investment and others	94.3	94.3	Korea	September 30
Held by Woori Bank, Woori Financial Capital Co., Ltd., and Woori Investment Bank Co., Ltd. (*6)
Woori G GP Commitment Loan General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Woori G Equity Bridge Loan General Type Private Investment Trust No.1 (*3)	Securities investment and others	80.0	80.0	Korea	September 30
Woori G GP Commitment Loan General Type Private Investment Trust No.2 (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Woori G GP Commitment Loan General Type Private Investment Trust No.3 (*3)	Securities investment and others	100.0	—	Korea	September 30
Held by Woori Bank, Woori Financial Capital Co., Ltd., and Woori Global Asset Management Co., Ltd. (*6)
Woori G New Deal(Infrastructure) Policy Fund No.1(*3)	Securities investment and others	70.0	70.0	Korea	September 30
Held by Woori bank and Woori Investment Bank Co., Ltd. (*6)
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Woori G NorthAmerica Infra Private Placement Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Woori G Infrastructure New Deal Specialized Investment Private Equity Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Woori G General Type Private Real Estate Investment Trust No.2 (*3)	Securities investment and others	30.1	30.1	Korea	September 30
Woori G ESG Infrastructure Development General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Held by Woori bank (*6)
Woori G WooriBank Partners General Type Private Investment Trust No.1 (*3)	Securities investment and others	92.6	92.6	Korea	September 30
Woori G General Type Private Real Estate Investment Trust No.1 (*3)	Securities investment and others	83.2	80.0	Korea	September 30
Woori G Global Mid-market Secondary General Type Private Investment Trust No.1(EUR) (*3)	Securities investment and others	80.0	80.0	Korea	September 30
Woori G Woori Bank Partners Professional Type Private Investment Trust No. 2 (*3)	Securities investment and others	90.9	90.9	Korea	September 30
Woori G General Type Private Real Estate Investment Trust No.5 (*3)	Securities investment and others	86.8	86.8	Korea	September 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

		Percentage of ownership (%)			Financial statements date of use
Subsidiaries	Main business	September 30, 2023	December 31, 2022	Location
Woori G Senior Loan General Type Private Investment Trust No.2(*3)	Securities investment and others	50.0	50.0	Korea	September 30
Woori G Government Bond MMF C/I (*3)	Securities investment and others	42.9	46.0	Korea	September 30
Woori G Japan General Type Private Real Estate Feeder Investment Trust No.1-2 (*3)	Securities investment and others	98.8	98.8	Korea	September 30
Woori G Japan Blind General Type Private Real Estate Feeder Investment Trust No.1 (*3)	Securities investment and others	99.9	99.9	Korea	September 30
Woori Short Term Government and Special Bank Bond Active ETF(*3)	Securities investment and others	49.9	—	Korea	September 30
WooriG Clean Energy General Type Private Investment Trust No.2 (*3)	Securities investment and others	30.8	—	Korea	September 30
WooriG Innovation Growth(Infrastructure) General Type Private Investment Trust No.2 (*3)	Securities investment and others	43.4	—	Korea	September 30
Woori Together Institutional USD MMF No.1 C-F(*3)	Securities investment and others	75.2	—	Korea	September 30
Woori G ESG Infrastructure Development General Type Private Investment Trust No.2 (*3)	Securities investment and others	50.0	—	Korea	September 30
Held by Woori Bank and Woori Financial Capital Co., Ltd.(*6)
Woori G Renewable New Deal Fund No.1 (*3)	Securities investment and others	60.0	60.0	Korea	September 30
Woori G Equity Investment General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Woori Busan Logistics Infra Private Placement Special Asset Investment Trust (*3)	Securities investment and others	100.0	100.0	Korea	September 30
					September 30
Held by Woori Financial Capital Co., Ltd.(*6)					September 30
Woori G Japan Private Placement Real Estate Feeder Investment Trust No.1-1 (*3)	Securities investment and others	63.2	63.2	Korea	September 30
Held by Woori Bank and Woori Global Asset Management Co., Ltd.
Woori G General Type Private Real Estate Investment Trust No.6 (*3)	Securities investment and others	85.8	—	Korea	September 30
Held by Woori Bank, Woori Card Co., Woori Investment Bank Co., Ltd. and Woori Financial Capital Co., Ltd.(*6)
Woori FG Digital Investment Fund 1st (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Held by Woori G Japan General Type Private Real Estate Feeder Investment Trust No.1-1 and Woori G Japan General Type Private Real Estate Feeder Investment Trust No.1-2(*6)
Woori G Japan Private Placement Real Estate Master Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	September 30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

		Percentage of ownership (%)			Financial statements date of use
Subsidiaries	Main business	September 30, 2023	December 31, 2022	Location
Held by Woori Financial Capital Co., Ltd. and Woori Investment Bank Co., Ltd. (*6)
Woori G Japan Private Placement Real Estate Master Investment Trust No.2-1 (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Held by Woori G Japan Blind General Type Private Real Estate Feeder Investment Trust No.1 and Woori G Japan General Type Private Real Estate Feeder Investment Trust No.2-1(*6)
Woori G Japan Private Placement Real Estate Master Investment Trust No.2 (*3)	Securities investment and others	100.0	100.0	Korea	September 30
Held by Woori G Japan Private Placement Real Estate Master Investment Trust No.1
GK OK Chatan (*3)	Other financial services	99.9	99.9	Japan	July 31 (*9)
Held by Woori G Japan Blind General Type Private Real Estate Feeder Investment Trust No.1 (*6)
Woori G Private Placement Investment Trust No. 3 (*3)	Securities investment and others	76.5	76.5	Korea	September 30
Held by Woori G Private Placement Investment Trust No. 3
GK Woorido (*3)	Other financial services	100.0	100.0	Japan	June 30 (*9)
Held by Woori G Infrastructure New Deal General Type Private Investment Trust (*6)
Woori Seoul- Chuncheon Highway Private Placement Special Asset Investment Trust No.1 (*3)	Securities investment and others	48.0	48.0	Korea	September 30

(*1)	Additional investment in Woori Asset Management Corp. and new acquisition of Woori Venture Partners occurred during the nine-month period ended September 30, 2023.
(*2)

The entity is a structured entity for the purpose of asset securitization. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*3)

The entity is a structured entity for the purpose of investment in securities. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*4)

The entity is a ‘money trust’ under the Financial Investment Services and Capital Markets Act. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*5)	Companies are excluded from the consolidation as of September 30, 2023.
(*6)

Determined that the Group controls the investees, considering the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns, by two or more subsidiaries’ investment or operation.

(*7)

The Russia – Ukraine conflict has been escalated in February 2022, and international sanctions were imposed on Russia. Due to the sanctions, the Group may experience situations such as a decrease in value of financial assets or operating assets owned by the Group regarding the conflict, an increase in receivable payment terms, limitation to transfer funds, decrease in the profit. As of September 30, 2023, the Group expects such conflict and sanctions would have financial impacts on the business of AO Woori Bank, one of the subsidiaries, in the future. However, the Group cannot reasonably predict the financial impacts.

(*8)	As a master-feeder fund, it is the percentage of the feeder fund’s ownership in the master fund.
(*9)	As the financial statements for the end of the reporting period were not available, the most recent financial statements available from the date of settlement were used.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(3)	The Group has not consolidated the following entities as of September 30, 2023 and December 31, 2022 despite having more than 50% ownership interest:

	As of September 30, 2023
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*1)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*1)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*2)	Korea	Securities Investment	97.9
IGIS Global Private Placement Real Estate Fund No. 148-1 (*1)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*1)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*1)	Korea	Securities Investment	66.7
Hangkang Sewage Treatment Plant Fund (*1)	Korea	Securities Investment	55.6
Korea Investment Pocheon-Hwado Highway Infra Private Placement Special Asset Fund (*1)	Korea	Securities Investment	55.1
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*1)	Korea	Securities Investment	58.3
Together-Korea Government Private Pool Private Securities Investment Trust No.3 (*3)	Korea	Securities Investment	100.0
INMARK France Private Placement Investment Trust No. 18-1 (*1)	Korea	Securities Investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W(EUR) (*2)	Korea	Securities Investment	99.5
KOTAM Global Infrastructure Private Equity Investment Trust No. 1-4 (*2)	Korea	Securities Investment	99.7
Hana UBS Class One Private Equity No. 3 C2 (*1)	Korea	Securities Investment	51.0
Consus Gyeongju Green Private Equity Investment Trust No. 1 (*1)	Korea	Securities Investment	50.0
Kiwoom Harmony Private Placement Investment Trust No. 3 (*1)	Korea	Securities Investment	77.3
Consus Solar Energy Private Placement Investment Truns No.1(*1)	Korea	Securities Investment	50.0
IGIS ESG General Private Investment Trust No.1(*1)	Korea	Securities Investment	60.0
Kiwoom Aurora Geneal Type Private Placement Investment Trust No. 2(*1)	Korea	Securities Investment	60.0
NH-Amundi WSCP VIII Private Fund 2 (*1)	Korea	Securities Investment	69.2
AI Partners Global Infrastructure Specialized Privately Placed Feeder Fund Trust No. 2 (*2)	Korea	Securities Investment	100.0
Hangang new deal infra BTL fund 4 (HNBF4) (*1)	Korea	Securities Investment	60.0
IGIS Global Private Placement Real Estate Fund No. 316-1(*2)	Korea	Securities Investment	99.3
INMARK Spain Private Placement Real Estate Investment Trust No. 26-2 (*2)	Korea	Securities Investment	97.7
Woori Asset Global Partnership Fund No.5(*1)	Korea	Securities Investment	57.7
Rifa Qualified Investors Private Real Estate Investment Trust No.40 (*1)	Korea	Securities Investment	55.0

(*1)

The Group does not have power over the discretionary fund because the fund manager has the sole authority to decide the relevant activities of the investee. The fund manager’s delegated power is exercised not only for the Group, but also for other investors as well. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*2)

The investment target for the fund was determined in advance, and the disposition of investment assets cannot be determined by the Group, and as a fund of funds, the Group does not have the power to participate in decision-making regarding investment assets in parent funds. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*3)

The Group does not have power over the stock market stabilization fund as the fund’s relevant activities are determined by the management committee, over which the Group does not have substantial control. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

	As of December 31, 2022
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*1)	Korea	Securities Investment	57.6
Kiwoom Yonsei Private Equity Investment Trust (*1)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*2)	Korea	Securities Investment	97.8
IGIS Global Private Placement Real Estate Fund No. 148-1 (*1)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*1)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*1)	Korea	Securities Investment	66.7
Hangkang Sewage Treatment Plant Fund (*1)	Korea	Securities Investment	55.6
Korea Investment Pocheon Hwado Expressway Professional Investment Fund (*1)	Korea	Securities Investment	55.2
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*1)	Korea	Securities Investment	58.3
Together-Korea Government Private Pool Private Securities Investment Trust No.3 (*3)	Korea	Securities Investment	100.0
INMARK France Private Placement Investment Trust No. 18-1 (*1)	Korea	Securities Investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W(EUR) (*2)	Korea	Securities Investment	99.5
KOTAM Global Infra Private Fund 1-4 (*2)	Korea	Securities Investment	99.7
UBSHana Class 1 Special Asset Investment Trust 3 Class C 2 (*1)	Korea	Securities Investment	51.0
Consus GyeongJu Green Specialized Private Special Asset Investment Trust 1 (*1)	Korea	Securities Investment	50.0
Kiwoom Harmony Private Placement Investment Trust No. 3 (*1)	Korea	Securities Investment	77.4
Consus Solar Energy Private Placement Investment Truns No.1(*1)	Korea	Securities Investment	50.0
IGIS ESG General Private Investment Trust No.1(*1)	Korea	Securities Investment	60.0
Kiwoom Aurora Geneal Type Private Placement Investment Trust No. 2(*1)	Korea	Securities Investment	60.0
NH-Amundi WSCP VIII Private Fund 2 (*1)	Korea	Securities Investment	65.2
AI Partners Global Infrastructure Specialized Privately Placed Feeder Fund Trust No. 2 (*2)	Korea	Securities Investment	100.0
Hangang new deal infra BTL fund 4 (HNBF4) (*1)	Korea	Securities Investment	60.0
Rifa Qualified Investors Private Real Estate Investment Trust No.40 (*2)	Korea	Securities Investment	55.0

(*1)

The Group does not have power over the discretionary fund because the fund manager has the sole authority to decide the relevant activities of the investee. The fund manager’s delegated power is exercised not only for the Group, but also for other investors as well. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*2)

The Group does not have power over the fund of funds because the Group cannot decide the relevant activities of the fund through the related contract. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*3)

The Group does not have power over the stock market stabilization fund as the fund’s relevant activities are determined by the management committee, over which the Group does not have substantial control. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(4)

The summarized financial information of the major subsidiaries are as follows. The financial information of each subsidiary was prepared on the basis of consolidated financial statements (Unit: Korean Won in millions):

	As of September 30, 2023		For the nine-month period ended September 30, 2023
Subsidiaries	Assets	Liabilities	Operating revenue	Net income(loss) attributable to owners	Comprehensive income(loss) attributable to owners
Woori Bank	447,389,162	421,169,597	30,066,989	2,289,774	2,788,704
Woori Card Co., Ltd.	17,334,829	14,644,167	1,607,739	117,402	110,853
Woori Financial Capital Co., Ltd.	12,064,000	10,458,176	1,127,998	109,084	108,524
Woori Investment Bank Co., Ltd.	5,634,650	4,960,733	317,842	18,432	20,151
Woori Asset Trust Co., Ltd.	342,669	63,452	101,103	52,960	52,837
Woori Savings Bank	1,798,641	1,598,632	94,122	(28,423)	(28,423)
Woori Financial F&I Co., Ltd.	643,516	441,713	18,030	1,225	1,225
Woori Asset Management Corp.	147,936	20,390	30,388	4,739	4,725
Woori Venture Partners Co., Ltd.(*)	330,239	31,083	9,951	4,186	6,048
Woori Global Asset Management Co., Ltd.	33,999	5,915	10,166	186	186
Woori Private Equity Asset Management Co., Ltd.	94,705	3,153	7,617	1,849	1,790
Woori Credit Information Co., Ltd.	43,934	7,454	32,779	3,641	3,423
Woori Fund Service Co., Ltd.	26,546	2,300	12,694	3,017	3,017
Woori FIS Co., Ltd.	106,279	55,283	241,214	(5,107)	(6,475)
Woori Finance Research Institute Co., Ltd.	6,032	2,309	5,176	(74)	(129)

(*)	Additional investment occurred and added it as a consolidated subsidiary during the nine-month period ended September 30, 2023.

	As of December 31, 2022		For the nine-month period ended September 30, 2022
Subsidiaries	Assets	Liabilities	Operating revenue	Net income(loss) attributable to owners	Comprehensive income(loss) attributable to owners
Woori Bank	443,340,979	417,583,793	40,280,392	2,373,541	2,281,137
Woori Card Co., Ltd.	16,118,967	13,692,456	1,513,640	179,150	198,569
Woori Financial Capital Co., Ltd.	12,581,473	11,040,754	975,262	167,328	167,915
Woori Investment Bank Co., Ltd.	5,657,191	4,982,410	292,680	68,278	68,236
Woori Asset Trust Co., Ltd.	322,098	94,573	102,257	55,565	55,541
Woori Savings Bank	1,786,495	1,556,679	79,512	11,378	11,378
Woori Asset Management Corp.	185,389	62,568	26,354	(96)	26
Woori Financial F&I Co., Ltd.	336,141	135,562	4,547	(86)	(86)
Woori Credit Information Co., Ltd.	42,832	9,240	28,163	802	1,032
Woori Fund Service Co., Ltd.	25,094	2,691	12,297	3,039	3,039
Woori Private Equity Asset Management Co., Ltd.	94,434	4,672	4,971	1,965	1,964
Woori Global Asset Management Co., Ltd.	34,988	7,090	9,896	28	28
Woori FIS Co., Ltd.	112,117	54,645	211,485	(9,270)	768
Woori Finance Research Institute Co., Ltd.	6,456	2,604	4,828	(297)	(303)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(5)	The financial support that the Group provides to consolidated structured entities is as follows:

•	Structured entity for asset securitization

The structured entity which is established for the purpose of securitization of project financing loans, corporate bonds, and other financial assets. The Group is involved with the structured entity through provision of credit facility over asset-backed commercial papers issued by the entity, originating loans directly to the structured entity, or purchasing 100% of the subordinated debts issued by the structured entity.

•	Structured entity for the investments in securities

The structured entity is established for the purpose of investments in securities. The Group acquires beneficiary certificates through its contribution of funding to the structured entity by the Group, and it is exposed to the risk that it may not be able to recover its fund depending on the result of investment performance of asset managers of the structured entity.

•	Money trust under the Financial Investment Services and Capital Markets Act

The Group provides with financial guarantee of principal and interest or solely principal to some of its trust products. Due to the financial guarantees, the Group may be obliged when the principal and interest or principal of the trust product sold is short of the guaranteed amount depending on the result of investment performance of the trust product.

As of September 30, 2023 and December 31, 2022, the Group provides 2,680,268 million Won and 231,309 million Won of credit facilities, respectively, for the structured entities mentioned above. As of September 30, 2023 and December 31, 2022, the purchase commitment amount is 3,072,481 million Won and 2,545,164 million Won.

(6)

The Group has entered into various agreements with structured entities such as asset securitization, structured finance, investment fund, and monetary trust. The characteristics and the nature of risks related to unconsolidated structured entities over which the Group does not have control in accordance with K-IFRS 1110 – Consolidated Financial Statements are as follows:

The interests in unconsolidated structured entities that the Group hold are classified into asset securitization vehicles, structured finance, investment fund and real-estate trust, based on the nature and the purpose of each structured entity.

Unconsolidated structured entities classified as ‘asset securitization vehicles’ are entities that issue asset-backed securities, pay the principal and interest or distributes dividends on asset-backed securities through borrowings or profits from the management, operation and sale of securitized assets. The Group has been purchasing commitments of asset-backed securities or issuing asset-backed securities through credit grants, and recognizes related interest or fee revenue. There are entities that provide additional funding and conditional debt acquisition commitments before the Group’s financial support, but the Group is still exposed to losses arising from the purchase of financial assets issued by the structured entities when it fails to renew the securities.

Unconsolidated structured entities classified as ‘structured financing’ include real estate project financing investment vehicle, social overhead capital companies, and special purpose companies for ship (aircraft) financing. Each entity is incorporated as a separate company with a limited purpose in order to efficiently pursue business goals and the fund is raised by equity investment or loans from financial institutions and participating institutions. ‘Structured financing’ is a financing method for large-scale risky business, with investments made based on feasibility of the specific business or project, instead of credit of business owner or physical collaterals. The investors receive profits from the operation of the business. The Group recognizes interest revenue, profit or loss from valuation or transactions of financial instruments, or dividend income. With regard to uncertainties involving structured financing, there are entities that provide financial support such as additional fund, guarantees and prioritized credit grants prior to the Group’s intervention, but the Group is exposed to possible losses due to loss of principal from reduction in investment value or irrecoverable loans arising from failure to collect scheduled cash flows and cessation of projects

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

Unconsolidated structured entities classified as ‘investment funds’ include investment trusts and private equity funds. An investment trust orders the investment and operation of funds to the trust manager in accordance with trust contract with profits distributed to the investors. Private equity funds raise capital required to acquire equity securities to enable direction of management and/or improvement of ownership structure, with profit distributed to the investors. The Group recognizes pro rata amount of valuation gain or loss on investment and dividend income as an investor and may be exposed to losses due to reduction in investment value. Investments in MMF(Money Market Funds) as of September 30, 2023 and December 31, 2022 are 986,817 million Won and 875,470 million Won, respectively, and there is no additional commitments for MMF.

‘Real estate trust’ is to be entrusted the underlying property for the purpose of managing, disposing, operating or developing from the consignor who owns the property and distributes the proceeds achieved through the trust to the beneficiary. When the consignee does not fulfill his or her important obligations in the trust contract or it is, in fact, difficult to run the business, the Group may be exposed to the threat of compensating the loss.

The total assets of the unconsolidated structured entity held by the Group, the carrying amount of the items recognized in the consolidated financial statements, the maximum loss exposure, and the losses from the unconsolidated structured entity are as follows. The maximum loss exposure includes the amount of investment recognized in the consolidated financial statements and the amount that is likely to be confirmed in the future when satisfies certain conditions by contracts such as purchase commitment, credit offerings.

(unit : Korean Won in millions))

	September 30, 2023
	Asset securitization vehicle	Structured Finance	Investment Funds	Real-estate trust
Total asset of the unconsolidated structured entities	12,444,372	92,638,469	166,501,108	1,098,973
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	8,375,921	5,328,822	6,610,645	85,393
Financial assets at FVTPL	250,542	7,918	5,695,167	12,249
Financial assets at FVTOCI	2,325,291	45,354	—	—
Financial assets at amortized cost	5,800,088	5,275,550	76	73,144
Investments in joint ventures and associates	—	—	909,307	—
Derivative assets	—	—	6,095	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	1,247	3,781	436	5,893
Derivative liabilities	137	2,035	436	—
Other liabilities(provisions)	1,110	1,746	—	5,893
The maximum exposure to risks	8,503,932	6,319,303	10,574,871	193,988
Investment assets	8,375,921	5,328,822	6,610,645	85,393
Purchase commitment	—	—	3,960,581	—
Credit facilities and others	128,011	990,481	3,645	108,595
Loss recognized on unconsolidated structured entities	195	30,703	67,729	3,585

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(unit : Korean Won in millions))

	December 31, 2022
	Asset securitization vehicle	Structured Finance	Investment Funds	Real-estate trust
Total asset of the unconsolidated structured entities	14,856,750	82,724,618	132,264,383	1,316,930
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	8,051,144	5,537,836	4,964,712	40,073
Financial assets at FVTPL	258,552	6,642	4,397,416	10,480
Financial assets at FVTOCI	3,213,331	45,735	—	—
Financial assets at amortized cost	4,579,261	5,485,336	31,124	29,593
Investments in joint ventures and associates	—	—	535,427	—
Derivative assets	—	123	745	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	824	6,606	2,091	5,760
Derivative liabilities	729	4,975	2,091	—
Other liabilities (provisions)	95	1,631	—	5,760
The maximum exposure to risks	8,153,111	6,086,831	9,322,308	92,856
Investment assets	8,051,144	5,537,836	4,964,712	40,073
Purchase commitment	—	—	4,352,518	—
Credit offerings and others	101,967	548,995	5,078	52,783
Loss recognized on unconsolidated structured entities	—	17,388	113,976	1,040

(7)

As of September 30, 2023 and December 31, 2022, the share of non-controlling interests on the net income and equity of subsidiaries in which non-controlling interests are significant are as follows (Unit: Korean Won in millions):

1)	Accumulated non-controlling interests at the end of the reporting period

	September 30, 2023	December 31, 2022
Woori Bank(*1)	1,446,821	2,344,816
Woori Investment Bank Co., Ltd.(*2)	—	283,221
Woori Asset Trust Co., Ltd.(*3)	13,579	78,434
Woori Asset Management Corp	35,252	34,073
Woori Venture Partners Co., Ltd.(*4)	—	—
PT Bank Woori Saudara Indonesia 1906 Tbk	106,123	92,118
Wealth Development Bank	22,250	20,759
PT Woori Finance Indonesia Tbk.	14,102	13,964

(*1)	Hybrid securities issued by Woori Bank
(*2)	The non-controlling interests decreased by 280,604 million Won in accordance with additional investment during the nine-month period ended September 30, 2023.
(*3)	The non-controlling interests decreased by 71,240 million Won in accordance with additional investment during the nine-month period ended September 30, 2023.
(*4)	The non-controlling interests decreased by 139,865 million Won in accordance with additional investment during the nine-month period ended September 30, 2023.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

2)	Net income attributable to non-controlling interests

	For the nine-month period ended September 30
	2023	2022
Woori Bank(*)	69,776	77,290
Woori Investment Bank Co., Ltd.	5,687	28,507
Woori Asset Trust Co., Ltd.	6,767	16,830
Woori Asset Management Corp	1,184	(58)
Woori Venture Partners Co., Ltd.	1,400	—
PT Bank Woori Saudara Indonesia 1906 Tbk	7,489	7,550
Wealth Development Bank	720	703
PT Woori Finance Indonesia Tbk.	696	95

(*)	Distribution of the hybrid securities issued by Woori Bank

3)	Dividends to non-controlling interests

	For the nine-month period ended September 30
	2023	2022
Woori Bank (*)	69,776	77,290
Woori Investment Bank Co., Ltd.	8,302	7,219
Woori Asset Trust Co., Ltd	365	365
PT Bank Woori Saudara Indonesia 1906 Tbk	2,802	2,330
PT Woori Finance Indonesia Tbk.	138	—
Others	30	—

(*)	Distribution of the hybrid securities issued by Woori Bank

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

2.	BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying consolidated interim financial statements have been condensed, restructured and translated into English from the Korean language financial statements. The Group’s condensed consolidated interim financial statements are condensed interim financial statements prepared in applying International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) 1034 Interim Finance Reporting for some of periods in which the annual consolidated financial statements belong. It is necessary to use the Group’s annual consolidated financial statements for the year ended December 31, 2022 for understanding of the accompanying condensed consolidated interim financial statements.

(1)	From the accounting period beginning on January 1, 2023, the Group has newly applied the following standards and interpretations.

1)	Amendments to K-IFRS No.1001 ‘Presentation of Financial Statements’ and IFRS2 ‘Determination of Importance’ –Accounting Policy Disclosure

IFRS Practice Statement 2 has been amended to define and disclose important accounting policies and to provide guidance on how to apply the concept of importance. The Group does not expect that these amendments have a significant impact on the financial statements.

2)	Amendments to K-IFRS 1008 ‘Accounting Policies, Changes in Accounting Estimates and Errors’ – Definition of Accounting Estimates

The amendments have defined accounting estimates and clarified how to distinguish them from changes in accounting policies. The Group does not expect that these amendments have a significant impact on the financial statements.

3)	Amendments to K-IFRS 1001 ‘Presentation of Financial Statements’ – Disclosure of valuation gains or losses on financial liabilities with condition to adjust exercise price

The amendments require disclosure of valuation gains or losses (limited to those recognized in the profit or loss) of the conversion options or warrants (or financial liabilities including them), if all or part of the financial instrument with exercise price that is adjusted depending on the issuer’s share price change is classified as financial liability as defined in paragraph 11 (2) of K-IFRS 1032. The Group does not expect that these amendments have a significant impact on the financial statements.

4)	Amendments to K-IFRS 1012 ‘Income Taxes’ – deferred tax related to assets and liabilities arising from a single transaction

Additional phrase ‘the temporary difference to be added and the temporary difference to be deducted do not occur in the same amount’ has been added to initial recognition exception for a transaction in which an asset or liability is initially recognized. The Group does not expect that these amendments have a significant impact on the financial statements.

5)	New Standard: Korean IFRS 1117 Insurance Contract

Korean IFRS 1117 Insurance Contracts replaces Korean IFRS 1104 Insurance Contracts. This Standard estimates future cash flows of an insurance contract and measures insurance liabilities using discount rates applied with assumptions and risks at the measurement date. The entity recognizes insurance revenue on an accrual basis including services (insurance coverage) provided to the policyholder by each annual periods. In addition, investment components (Refunds due to termination/maturity) repaid to a policyholder even if an insured event does not occur, are excluded from insurance revenue, and insurance financial income or expense and the investment income or expense are presented separately to enable users of the information to understand the sources of income or expenses. There is no significant impact on the financial statement of the Group due to this amendment.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(2)	The details of K-IFRSs that have been issued and published since January 1, 2023 but have not yet reached the effective date are as follows:

1)	Amendments to K-IFRS 1001 ‘Presentation of Financial Statements’ – Classification of Liabilities as Current or Non-current

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability include the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. The amendments should be applied for annual periods beginning on or after January 1, 2024, and earlier application is permitted. The Group does not expect that these amendments have a significant impact on the financial statements.

The above enacted or amended standards will not have a significant impact on the Group.

(3)

Material accounting policies and method of computation used in the preparation of the condensed consolidated interim financial statements are consistent with those of the consolidated financial statements for the year ended December 31, 2022 except for the one described below.

•	Income tax expense

Income tax expense for the interim period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year. The estimated average annual tax rate is applied to the pre-tax income.

(4)	K-IFRS 1007‘Statement of cash flow’ – Cash and cash equivalents

The Group did not classify deposits with restrictions under relevant regulations, such as reserve deposits, as cash and cash equivalents. However, in accordance of the IFRS Interpretation Committee’s agenda decision in April 2022 ‘Demand deposits restricted on use under contracts with third parties’ and reply to IFRS inquiries ‘whether the reserve deposit should be classified as cash and cash equivalents’ the policy was changed to classifying the reserve deposits with restrictions under relevant regulations which meet the criteria of demand deposits as cash and cash equivalent and applied the modification retrospectively.

The impact of this change in accounting policy is as follows (Unit: Korean Won in millions):

a)	Impact on the statements of financial position

September 30, 2022
Increase in cash and cash equivalents	21,642,049
Decrease in loans and other financial assets at amortized cost	(21,642,049)

b)	Impact on the statements of cash flow

Period ended September 30, 2022
Increase in cash flows from operating activities	8,382,524
Increase in exchange rate changes on cash and cash equivalents denominated in foreign currencies	212,270
Net increase in cash and cash equivalents	8,382,524
Increase in cash and cash equivalents, as of January 1, 2022	13,047,255
Increase in cash and cash equivalents, as of September 30, 2022	21,642,049

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

3.	MATERIAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

Material accounting estimates and assumptions are continuously evaluated based on numerous factors, including historical experience and expectations of future events that are considered reasonably possible. Actual results can differ from those estimates based on such definitions. The accounting estimates and assumptions that contain significant risk of materially changing current book values of assets and liabilities in the next accounting periods are as follows.

The Korean government implemented support measures such as loan repayment deferment to mitigate the negative impact of COVID-19. The Group determined that the credit risk of loans affected by the repayment deferment has significantly increased, with a high possibility of default.

The Group will continue to evaluate the adequacy of forecast information regarding the duration of the economic aftermath of COVID-19 and future government policies even after the end of the financial support. The Group also manages credit risk on loans with extended maturities.

<Woori Bank>

Woori Bank recognizes additional expected credit loss allowance for loans subject to payment holiday and extended maturities due to the assessment of the high possibility of default.

Woori Bank’s total loans (loan receivables, payment guarantees) that are subject to loan deferment and interest deferment, total loans that changed its stage from 12-month to lifetime expected credit losses (Stage 2), and the expected credit loss allowances recognized additionally are as follows. (Unit: Korean Won in millions):

			September 30, 2023	December 31, 2022
Total loans (loan receivables, payment guarantees) that are subject to loan payment holiday	Loans	Corporate	1,524,869	1,958,133
		Retail	149,823	216,487
	Off-balance accounts		2,291	2,391

		Total	1,676,983	2,177,011

Total loans that changed its stage from 12-month to lifetime (Stage 2) expected credit losses	Loan	Corporate	1,422,606	1,774,717
		Retail	116,304	169,851
	Off-balance accounts		2,283	2,391

		Total	1,541,193	1,946,959

The expected Expected credit loss allowance that are additionally recognized	Loan	Corporate	199,542	312,054
		Retail	9,505	12,643
	Off-balance accounts		306	317

		Total	209,353	325,014

Total loans with extension of maturities and additional expected credit loss allowances as of September 30, 2023, are as follows. (Unit: Korean Won in millions):

			September 30, 2023
Total loans that are subject to extension of maturity	Loans	Corporate	5,654,819
		Retail	2,326,520
	Off-balance accounts		32,079

		Total	8,013,418

Expected credit loss allowance that are additionally recognized	Loan	Corporate	27,292
		Retail	31,130
	Off-balance accounts		151

		Total	58,573

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

In addition, as of September 30, 2023, the Group reflects the forward-looking information in the estimated probability of default rate and recognizes additional expected expected credit loss allowance appropriations by adjusting the forward-looking indicators in consideration of the Korean government financial providing policies, increased economic uncertainty, and potential insolvency due to market interest rate hikes.

<Woori Card>

Woori Card Co., Ltd. recognize an additional allowance for expected credit losses as it evaluates loans with payment holiday and extended maturities as having a high probability of default. As of September 30, 2023 and December 31, 2022, financial assets at amortized cost of obligors subject to payment holiday and extended maturities amount to 6,722 million Won and 6,670 million Won, respectively, and the related expected credit loss allowance recognized amount to 180 million Won and 177 million Won, respectively.

<Woori Financial Capital Co., Ltd.>

Woori Fnancial Capital Co., Ltd. recognize an additional allowance for expected credit losses as it evaluates loans with payment holiday and extended maturities as having a high probability of default. As of September 30, 2023 and December 31, 2022, financial assets at amortized cost of obligors subject to payment holiday and extended maturities amount to 30,100 million Won and 52,611 million Won, respectively, and the related expected credit loss allowance recognized amount to 6,379 million Won and 9,846 million Won, respectively.

Management shall make judgments, estimates and assumptions that affect the application of accounting policies and assets, liabilities, revenues and expenses in preparing condensed consolidated interim financial statements. Therefore, the actual results may differ from these estimates.

The significant judgements by the management on accounting policies and the main sources of estimation uncertainty for preparing condensed consolidated interim financial statements, except for the following matters, are identical to ones used in the Company’s annual consolidated financial statements for the year ended December 31, 2022.

The impact of changes including methodology for estimating the risk components(RC) during the current period is as follows (Unit: Korean Won in millions):

<Woori Bank>

		Impact of changes in estimates
Expected credit loss allowances	Loans and other financial assets at amortized cost	242,855
	Guarantees and unused commitments	37,126
	Financial assets at FVTOCI	10,618
	Securities at amortized cost	5,731

Total		296,330

< Woori Financial Capital Co., Ltd >

		Impact of changes in estimates
Expected credit loss allowances	Loans and other financial assets at amortized cost	(8,589)
	Guarantees and unused commitments	—
	Financial assets at FVTOCI	—
	Securities at amortized cost	—

Total		(8,589)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

<Woori Investment Bank Co., Ltd.>

		Impact of changes in estimates
Expected credit loss allowances	Loans and other financial assets at amortized cost	7,072
	Guarantees and unused commitments	291
	Financial assets at FVTOCI	—
	Securities at amortized cost	—

Total		7,363

<Woori Savings Bank>

		Impact of changes in estimates
Expected credit loss allowances	Loans and other financial assets at amortized cost	1,025
	Guarantees and unused commitments	(1,750)
	Financial assets at FVTOCI	—
	Securities at amortized cost	—

Total		(725)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

4.	RISK MANAGEMENT

The Group’s operating activity is exposed to various financial risks and the and the main types of risks are credit risk, market risk, liquidity risk, etc. The Risk Management Department analyze and assess the level of complex risks in order to manage the risks and the risk management standards such as policies, regulations, management systems and decision-making have been established and operated for sound management of the Group.

The Risk management organization is operated by the Board Risk Management Committee, Chief Risk Officer, and risk management unit. The Board of Directors operates the Board Risk Management Committee comprised of outside directors for professional risk management. The Board Risk Management Committee plays a role as the top decision-making body in risk management by establishing basic policies for risk management that are in line with the Group’s management strategy and determining the risk level that the Group is willing to take. The Chief Risk Officer (CRO) assists the Board Risk Management Committee and operates a group risk management council comprised of risk management managers of subsidiaries to periodically check and improve the risk burden of external environments and the Group. The risk management department is independent and is in charge of risk management of the Group. It also supports reporting and decision-making of key risk-related issues.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred due to the refusal of the transaction or when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

The Group considers the probability of failure in performing the obligation of its counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit grade, other than quantitative methods utilizing financial statements and others, and assessor’s judgement, the Group utilizes credit grades derived using statistical methods.

In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry. It monitors obligor’s credit line, total exposures and loan portfolios when approving the loan.

The Group mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and credit derivatives. The Group has adopted the entrapment method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collateral reflecting such credit risk mitigation.

2)	Measurement of expected credit loss

K-IFRS 1109 – Financial Instruments requires entities to measure loss allowance equal to 12-month expected credit losses or lifetime expected credit losses after classifying financial assets into one of the three stages, depends on the degree of increase in credit risk since their initial recognition.

Classification	Stage 1	Stage 2	Stage 3
Definition	No significant increase in credit risk after initial recognition (*)	Significant increase in credit risk after initial recognition	Credit-impaired
Loss allowance	12-month expected credit losses:	Lifetime expected credit losses:
	Expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date	Expected credit losses that result from all possible default events over the life of the financial instrument

(*)	If the financial instrument has low credit risk at the end of the reporting period, the Group may assume that the credit risk has not increased significantly since initial recognition.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

At the end of each reporting period, the Group assesses whether the credit risk has increased significantly since initial recognition by using credit rating, assets soundness, early warning system, days past due and other. For financial assets whose contractual cash flows have been modified, the Group assesses whether there is a significant increase in credit risk on the same basis.

The Group performs the above assessment to both corporate and retail exposures, and indicators of significant increase in credit risk are as follows:

Corporate Exposures	Retail Exposures
Asset quality level ‘Precautionary’ or lower	Asset quality level ‘Precautionary’ or lower

More than 30 days past due	More than 30 days past due

‘Warning’ level in early warning system	Significant decrease in credit rating(*)

Debtor experiencing financial difficulties (Capital impairment, Adverse opinion or Disclaimer of opinion by external auditors)	Deferment of repayment of principal and interest

Significant decrease in credit rating (*)	Deferment of interest

Deferment of repayment of principal and interest

Deferment of interest

(*)	The Group has applied the above indicators of significant decrease in credit rating since initial recognition as follows, and the estimation method is regularly being monitored

	Credit rating	Significant increased indicator of the credit rating
Corporate	AAA ~ A+	More than or equal to 4 steps
	A- ~ BBB	More than or equal to 3 steps
	BBB- ~ BB+	More than or equal to 2 steps
	BB ~ BB-	More than or equal to 1 step
Retail	1 ~ 3	More than or equal to 3 steps
	4 ~ 5	More than or equal to 2 steps
	6 ~ 10	More than or equal to 1 step

The Group determined that there is no significant increase in credit risk after initial recognition for debt securities, etc. with a credit rating of A + or higher, which are deemed to have low credit risk at the end of the reporting period.

The Group concludes that credit is impaired when financial assets are under conditions stated below:

•	When principal of loan is overdue for 90 days or longer due to significant deterioration in credit.

•	For loans overdue for less than 90 days, when it is determined that not even a portion of the loan will be recovered unless claim actions such as disposal of collaterals are taken.

•	When other objective indicators of impairment have been noted for the financial asset.

The Group has estimated the expected credit loss allowances using an estimation model that additionally reflects the future economic forward information based on the past experience loss rate data.

Probability of default (PD) and Loss given default (LGD) for each category of financial asset is being calculated by considering factors such as debtor type, credit rating and portfolio. The estimates are regularly being reviewed in order to reduce discrepancies with actual losses.

In measuring the expected credit losses, the Group is also using reasonable and supportable macroeconomic indicators such as GDP growth rate, Personal consumption expenditures increase/decrease rate, consumer price index change rate in order to forecast future economic conditions.

The Group applies the following forward-looking model and reviews the results regularly.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

•	Development of estimation models by analyzing the correlation between default rates of borrower(corporate/retail) exposures per year and macroeconomic indicators

Major macroeconomic indicators	Correlation between credit risk and macroeconomic indicators
GDP growth rate	Negative(-) Correlation

Personal consumption expenditures increase/decrease rate	Negative(-) Correlation

Won-dollar exchange rate	Positive(+) Correlation

•

Calculation of estimated default rate incorporating future economic forecasts by applying estimated macroeconomic indicators provided by verified institutions such as Bank of Korea and National Assembly Budget Office to the estimation model developed

•	Disclosure of economic variable forecasts

a)	Probability weight

As of September 30, 2023, the probability weights applied to the scenarios of the forecasts of macroeconomic variables is as follows (Unit: %):

	Basic Scenario	Upside Scenario	Downside Scenario	Worst Scenario
Probability weight	42.06	10.02	27.92	20.00

b)	Economic forecast of each major economic variables by scenario (forecast period: 2023)

As of September 30, 2023, the forecasts of major macroeconomic variables by scenario is as follows (Unit: Won,%)

	Basic Scenario	Upside Scenario	Downside Scenario	Worst Scenario
GDP growth rate	1.70	1.89	1.36	(-)5.10
Personal consumption expenditures increase/decrease rate	2.70	3.08	2.01	(-)10.98
Won-dollar exchange rate	1,365	1,349	1,393	1,928

The results of Woori Bank’s sensitivity analysis on expected credit loss provisions due to changes in macroeconomic indicators as of September 30, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

			September 30, 2023(*1)
Corporate	Personal consumption expenditures increase/decrease rate	Increase by 1% point	(134,440)
		Decrease by 1% point	143,802
Retail	Consumer price index change rate (*2)	Increase by 1% point	—
		Decrease by 1% point	—

			December 31, 2022(*1)
Corporate	Personal consumption expenditures increase/decrease rate	Increase by 1% point	(59,987)
		Decrease by 1% point	68,036
Retail	Consumer price index change rate (*2)	Increase by 1% point	(24,164)
		Decrease by 1% point	28,042

(*1)	The sensitivity of GDP growth rate and won-dollar exchange rate to the Group’s expected credit loss allowance is not significant.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(*2)	The consumer price index was excluded from the estimation model of the future economic forecast for the nine-month period ended September 30, 2023.

•

The increase rate between the measured default rate and the predicted default rate is used as a future economic forecast adjustment coefficient and reflected to the applicable estimate for the current year.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

3)	Maximum exposure

The Group’s maximum exposure to credit risk refers to net book value of financial assets net of allowances, which shows the uncertainties of maximum changes of net value of financial assets attributable to a particular risk without considering collateral and other credit enhancements obtained. However, the maximum exposure is the fair value amount (recorded on the books) for derivatives, maximum contractual obligation for payment guarantees loan commitment.

The maximum exposure to credit risk as of September 30, 2023 and December 31, 2022 is as follows (Unit: Korean Won in millions):

		September 30, 2023	December 31, 2022
Loans and other financial assets at amortized cost(*1)	Korean treasury and government agencies	1,261,435	2,877,685
	Banks	20,396,661	21,571,097
	Corporates	156,897,493	143,507,852
	Consumers	186,906,899	187,804,095

	Sub-total	365,462,488	355,760,729

Financial assets at FVTPL(*2)	Deposits	34,804	34,995
	Debt securities	5,519,402	4,270,532
	Loans	641,107	899,228
	Derivative assets	8,403,130	8,206,181
	Others	2,544	1,505

	Sub-total	14,600,987	13,412,441

Financial assets at FVTOCI	Debt securities	35,301,814	32,145,758
	Loans	16,577	—

	Sub-total	35,318,391	32,145,758

Securities at amortized cost	Debt securities	25,236,507	28,268,516

Derivative assets	Derivative assets (Designated for hedging)	64,736	37,786
Off-balance accounts	Payment guarantees(*3)	13,445,898	11,921,586
	Loan commitments	127,979,714	118,172,070

	Sub-total	141,425,612	130,093,656

	Total	582,108,721	559,718,886

(*1)	Cash and cash equivalents are not included.
(*2)	Financial instruments available for put are not included.
(*3)	As of September 30, 2023 and December 31, 2022, the financial guarantee amount of 3,781,352 million Won and 3,095,091 million Won are included, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

a)	Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	September 30, 2023
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	339,052,236	5,454,059	5,283,145	181,734	620,097	14,871,217	365,462,488
Securities at amortized cost	23,769,150	64,353	1,090,283	—	—	312,721	25,236,507
Financial assets at FVTPL	10,631,438	1,138	2,201,624	378,414	207,902	1,180,471	14,600,987
Financial assets at FVTOCI	30,637,402	731,962	2,746,114	7	32,770	1,170,136	35,318,391
Derivative assets (Designated for hedging)	64,736	—	—	—	—	—	64,736
Off-balance accounts	137,539,636	1,016,944	432,923	23,567	15,777	2,396,765	141,425,612

Total	541,694,598	7,268,456	11,754,089	583,722	876,546	19,931,310	582,108,721

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.

	December 31, 2022
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	331,572,328	5,188,826	4,721,440	215,174	719,301	13,343,660	355,760,729
Securities at amortized cost	26,883,967	642,089	421,248	16,658	—	304,554	28,268,516
Financial assets at FVTPL	9,272,673	2,607	2,210,580	318,322	168,013	1,440,246	13,412,441
Financial assets at FVTOCI	27,780,323	806,320	2,297,076	1,726	41,421	1,218,892	32,145,758
Derivative assets (Designated for hedging)	37,786	—	—	—	—	—	37,786
Off-balance accounts	126,531,020	981,139	380,209	25,644	16,987	2,158,657	130,093,656

Total	522,078,097	7,620,981	10,030,553	577,524	945,722	18,466,009	559,718,886

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.

b)	Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code as of September 30, 2023 and December 31, 2022 (Unit: Korean Won in millions):

	September 30, 2023
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	83,099,742	43,985,230	29,265,045	5,712,490	182,337,429	21,062,552	365,462,488
Securities at amortized cost	189,156	—	14,806,858	119,665	—	10,120,828	25,236,507
Financial assets at FVTPL	250,793	326,202	9,746,404	65,796	1,001	4,210,791	14,600,987
Financial assets at FVTOCI	437,045	336,728	22,878,608	268,436	—	11,397,574	35,318,391
Derivative assets (Designated for hedging)	—	—	64,736	—	—	—	64,736
Off-balance accounts	22,074,827	25,103,499	13,050,419	3,430,188	72,289,912	5,476,767	141,425,612

Total	106,051,563	69,751,659	89,812,070	9,596,575	254,628,342	52,268,512	582,108,721

	December 31, 2022
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	78,173,716	37,013,486	31,485,795	5,613,480	183,167,572	20,306,680	355,760,729
Securities at amortized cost	239,141	—	16,198,175	199,924	—	11,631,276	28,268,516
Financial assets at FVTPL	200,678	184,019	9,776,234	51,244	1,167	3,199,099	13,412,441
Financial assets at FVTOCI	417,877	231,132	22,249,839	48,225	—	9,198,685	32,145,758
Derivative assets (Designated for hedging)	—	—	37,786	—	—	—	37,786
Off-balance accounts	18,661,383	22,492,863	10,523,731	3,143,673	69,404,456	5,867,550	130,093,656

Total	97,692,795	59,921,500	90,271,560	9,056,546	252,573,195	50,203,290	559,718,886

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

4)	Credit risk exposure

a)	Financial assets

The maximum exposure to credit risk by asset quality, except for financial assets at FVTPL and derivative asset (Designated for hedging) as of September 30, 2023 and December 31, 2022 is as follows (Unit: Korean Won in millions):

	September 30, 2023
	Stage 1		Stage 2
	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)	Stage 3	Credit impairment model	Total	Loss allowance	Total, net
Loans and other financial assets at amortized cost	312,032,573	27,665,730	12,908,561	13,018,968	2,119,803	535,255	368,280,890	(2,818,402)	365,462,488
Korean treasury and government agencies	1,262,791	44	—	—	—	—	1,262,835	(1,400)	1,261,435
Banks	20,034,301	379,412	3,592	—	17,908	—	20,435,213	(38,552)	20,396,661
Corporates	129,153,379	20,015,258	2,720,975	5,247,101	920,164	535,255	158,592,132	(1,694,639)	156,897,493
General business	85,930,747	12,255,016	1,797,348	3,520,188	529,826	—	104,033,125	(1,068,045)	102,965,080
Small- and medium-sized enterprise	34,573,469	7,164,768	827,657	1,494,052	261,154	—	44,321,100	(461,722)	43,859,378
Project financing and others	8,649,163	595,474	95,970	232,861	129,184	535,255	10,237,907	(164,872)	10,073,035
Consumers	161,582,102	7,271,016	10,183,994	7,771,867	1,181,731	—	187,990,710	(1,083,811)	186,906,899
Securities at amortized cost	25,250,543	—	—	—	—	—	25,250,543	(14,036)	25,236,507
Financial assets at FVTOCI (*3)	35,098,093	220,298	—	—	—	—	35,318,391	(26,331)	35,318,391

Total	372,381,209	27,886,028	12,908,561	13,018,968	2,119,803	535,255	428,849,824	(2,858,769)	426,017,386

	September 30, 2023
	Collateral value
	Stage1	Stage2	Stage3	Credit impairment model	Total
Loans and other financial assets at amortized cost	217,323,969	21,147,219	968,583	535,156	239,974,927
Korean treasury and government agencies	30,915	—	—	—	30,915
Banks	1,945,719	—	—	—	1,945,719
Corporates	89,775,264	6,416,536	522,238	535,156	97,249,194
General business	52,164,688	4,448,586	293,550	—	56,906,824
Small- and medium-sized enterprise	32,039,113	1,716,175	127,290	—	33,882,578
Project financing and others	5,571,463	251,775	101,398	535,156	6,459,792
Consumers	125,572,071	14,730,683	446,345	—	140,749,099
Securities at amortized cost	—	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—	—

Total	217,323,969	21,147,219	968,583	535,156	239,974,927

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI has been disclosed as the amount before deducting allowance for credit losses because allowance for credit losses does not reduce the carrying amount.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

	December 31, 2022
	Stage 1		Stage 2
	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)	Stage 3	Credit impairment model	Total	Loss allowance	Total, net
Loans and other financial assets at amortized cost	308,498,799	23,391,187	13,061,081	11,533,632	1,447,967	313,717	358,246,383	(2,485,654)	355,760,729
Korean treasury and government agencies	2,879,057	39	—	—	—	—	2,879,096	(1,411)	2,877,685
Banks	21,182,445	393,181	2,125	—	18,053	—	21,595,804	(24,707)	21,571,097
Corporates	120,407,588	16,680,863	2,556,885	4,429,148	637,187	313,717	145,025,388	(1,517,536)	143,507,852
General business	74,939,770	9,291,691	1,754,620	3,083,232	421,659	—	89,490,972	(1,016,039)	88,474,933
Small- and medium-sized enterprise	34,965,279	6,751,297	754,668	1,257,741	173,818	—	43,902,803	(400,328)	43,502,475
Project financing and others	10,502,539	637,875	47,597	88,175	41,710	313,717	11,631,613	(101,169)	11,530,444
Consumers	164,029,709	6,317,104	10,502,071	7,104,484	792,727	—	188,746,095	(942,000)	187,804,095
Securities at amortized cost	28,276,901	—	—	—	—	—	28,276,901	(8,385)	28,268,516
Financial assets at FVTOCI (*3)	31,914,193	231,565	—	—	—	—	32,145,758	(11,805)	32,145,758

Total	368,689,893	23,622,752	13,061,081	11,533,632	1,447,967	313,717	418,669,042	(2,505,844)	416,175,003

	December 31, 2022
	Collateral value
	Stage1	Stage2	Stage3	Credit impairment model	Total
Loans and other financial assets at amortized cost	213,228,740	19,354,919	607,614	313,717	233,504,990
Korean treasury and government agencies	24,276	—	—	—	24,276
Banks	1,858,595	—	—	—	1,858,595
Corporates	82,314,488	4,982,087	316,085	313,717	87,926,377
General business	44,465,799	3,390,139	194,597	—	48,050,535
Small- and medium-sized enterprise	32,503,289	1,537,173	84,798	—	34,125,260
Project financing and others	5,345,400	54,775	36,690	313,717	5,750,582
Consumers	129,031,381	14,372,832	291,529	—	143,695,742
Securities at amortized cost	—	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—	—

Total	213,228,740	19,354,919	607,614	313,717	233,504,990

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI has been disclosed as the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

b)	Guarantees and commitments

The credit quality of the guarantees and loan commitments as of September 30, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

	September 30, 2023
Financial assets	Stage 1		Stage 2		Stage3	Total
	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)
Off-balance accounts:
Payment Guarantees	12,169,818	1,135,014	106,257	20,168	14,641	13,445,898
Loan Commitments	122,297,640	3,063,687	2,006,993	582,959	28,435	127,979,714

Total	134,467,458	4,198,701	2,113,250	603,127	43,076	141,425,612

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

	December 31, 2022
Financial assets	Stage 1		Stage 2		Stage3	Total
	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)	Above appropriate credit rating (*1)	Lower than a limited credit rating (*2)
Off-balance accounts
Guarantees	10,790,470	846,997	25,826	245,061	13,232	11,921,586
Loan Commitments	113,169,542	2,610,173	1,638,982	753,139	234	118,172,070

Total	123,960,012	3,457,170	1,664,808	998,200	13,466	130,093,656

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

5)	Collateral and other credit enhancements

For the nine-month period ended September 30, 2023 and for the year ended December 31, 2022, there have been no significant changes in the value of collateral or other credit enhancements held by the Group or significant changes in collateral or other credit enhancements due to changes in the collateral policy of the Group

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(2)	Market risk

Market risk is the possible risk of loss arising from trading position and non-trading activities in the volatility of market factors such as interest rates, stock prices and foreign exchange rates.

1)	Market risk management

Market risk management refers to the process of making and implementing decisions for the avoidance, acceptance or mitigation of risks by identifying the underlying source of the risks and measuring its level, and evaluating the appropriateness of the level of accepted market risks.

a)	Trading activities

The Group uses the standard method and the internally developed model (the Bank) in measuring market risk for trading positions, and allocates market risk capital through the Board Risk Management Committee. Risk management departments of the Group and its subsidiaries manage limits in detail including those on risk and loss with their management result regularly reported to the Board Risk Management Committee.

Subsidiaries such as Woori Bank manage market internal capital limits using the Basel III standard method, and other subsidiaries manage market risks by applying the simple method.

The Basel III standard method consists of a sensitivity method that measures linear and nonlinear losses that may occur due to unfavorable fluctuations in market risk factors, bankruptcy risks that may occur due to sudden bankruptcy, and residual risk-bearing equity capital for other losses.

Woori Bank, a major subsidiary subject to Basel III standard method of market risk management, has the following equity capital required for market risk.(Unit : Korean Won in millions)

	Risk Group	September 30, 2023
Sensitivity-based risk	General interest rate risk	47,434
	Equity risk	43,427
	General product risk	8
	Foreign exchange risk	247,319
	Non-securitisation credit spread risk	23,769
	Securitisation (excluding CTP (Correlation Trading Portfolio)) credit spread risk	—
	CTP credit spread risk	—
Default risk	Non-Securitisation bankruptcy risk	—
	Securitisation (excluding CTP) default risk	—
	CTP default risk	—
Residual risk	Residual risk	749

Total		362,706

b)	Non-trading activities

From the end of 2019 for Woori Bank and the beginning of 2021 for the other subsidiaries, the Group and its subsidiaries manage and measure interest risk for non-trading activities through ΔNII(Change in Net Interest Income) and ΔEVE(Change in Economic Value of Equity) in accordance with IRRBB(Interest Rate Risk in the Banking Book).

ΔNII represents a change in net interest income that may occur over a certain period (e.g. one year) due to changes in net interest income, and ΔEVE indicates the economic value changes in equity capital that could be caused by changes in interest rates affecting the present value of asset, liabilities, and others.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

ΔEVE and ΔNII calculated on Interest Rate Risk in the Banking Book(IRRBB) basis for assets and liabilities by subsidiary as of the end of September 30, 2023 and December 31, 2022 are as follows(Unit: Korean Won in millions):

	September 30, 2023		December 31, 2022
	ΔEVE (*1)	ΔNII (*2)	ΔEVE (*1)	ΔNII (*2)
Woori Bank	277,553	307,047	411,447	448,509
Woori Card Co., Ltd.	99,381	93,715	139,005	185,637
Woori Financial Capital Co., Ltd.	37,613	6,629	43,098	13,814
Woori Investment Bank Co., Ltd.	29,606	16,225	26,311	8,229
Woori Asset Trust Co., Ltd.	1,555	6,707	1,137	6,736
Woori Asset Management Corp.	1,140	1,449	913	1,299
Woori Savings Bank	2,890	5,136	6,618	10,348
Woori Private Equity Asset Management Co., Ltd.	649	467	547	886
Woori Global Asset Management Co., Ltd.	317	364	251	538
Woori Financial F&I Co., Ltd.	45,543	483	26,069	219
Woori Venture Partners Co., Ltd.(*3)	907	2,292	—	—

(*1)	ΔEVE: change in Economic Value of Equity
(*2)	ΔNII: change in Net Interest Income
(*3)	Additional investment occurred and added it as a consolidated subsidiary during the nine-month period ended September 30, 2023.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

At the interest rate re-pricing date, cash flows (both principal and interest) of interest bearing assets and liabilities, which is the basis of non-trading position interest rate risk management are as follows: (Unit: Korean Won in millions):

	September 30, 2023
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	230,709,096	52,726,684	17,475,283	17,407,699	52,488,059	3,671,571	374,478,392
Financial assets at FVTPL	1,578,361	139,837	59,397	27,574	56,668	61	1,861,898
Financial assets at FVTOCI	5,110,487	3,399,334	2,689,767	2,604,545	22,480,858	735,362	37,020,353
Securities at amortized cost	1,729,142	1,244,170	1,217,245	3,328,262	16,931,379	2,437,588	26,887,786

Total	239,127,086	57,510,025	21,441,692	23,368,080	91,956,964	6,844,582	440,248,429

Liability:
Deposits due to customers	172,789,543	51,132,851	32,761,615	21,118,163	61,035,333	35,953	338,873,458
Borrowings	19,231,468	3,799,263	2,027,811	1,919,356	4,490,619	432,874	31,901,391
Debentures	9,466,912	4,744,831	4,852,419	3,495,631	18,805,918	3,245,174	44,610,885

Total	201,487,923	59,676,945	39,641,845	26,533,150	84,331,870	3,714,001	415,385,734

	December 31, 2022
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	224,863,400	56,669,335	15,469,920	15,108,779	59,454,649	5,963,926	377,530,009
Financial assets at FVTPL	1,888,996	119,725	1,364	4,670	71,620	13,129	2,099,504
Financial assets at FVTOCI	6,093,805	4,224,460	3,014,625	3,550,982	15,409,527	584,203	32,877,602
Securities at amortized cost	2,749,432	1,806,804	1,768,936	1,427,736	20,126,354	2,100,203	29,979,465

Total	235,595,633	62,820,324	20,254,845	20,092,167	95,062,150	8,661,461	442,486,580

Liability:
Deposits due to customers	167,237,029	49,107,093	33,506,265	40,006,233	55,855,781	69,861	345,782,262
Borrowings	14,829,024	4,159,096	1,542,340	1,183,331	6,654,602	472,325	28,840,718
Debentures	9,068,737	4,905,727	4,633,137	4,962,350	19,621,659	3,298,581	46,490,191

Total	191,134,790	58,171,916	39,681,742	46,151,914	82,132,042	3,840,767	421,113,171

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

2)	Currency risk

Currency risk arises from the financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

Financial instruments in foreign currencies exposed to currency risk as of September 30, 2023 and December 31, 2022 are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

		September 30, 2023
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won Equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Cash and cash equivalents	4,320	5,809,728	104,673	944,382	1,548	285,242	475	675,547	1,096,262	8,811,161
	Loans and other financial assets at amortized cost	24,676	33,184,118	146,723	1,323,663	26,324	4,850,749	1,999	2,842,673	6,018,083	48,219,286
	Financial assets at FVTPL	902	1,212,631	25,521	230,256	—	—	303	431,390	66,047	1,940,324
	Financial assets at FVTOCI	3,256	4,378,631	—	—	3,808	701,623	6	8,480	712,753	5,801,487
	Securities at amortized cost	1,237	1,662,996	—	—	349	64,357	69	98,279	191,443	2,017,075

	Total	34,391	46,248,104	276,917	2,498,301	32,029	5,901,971	2,852	4,056,369	8,084,588	66,789,333

Liability	Financial liabilities at FVTPL	363	487,768	34,037	307,092	—	—	280	398,486	248,636	1,441,982
	Deposits due to customers	19,145	25,746,797	275,251	2,483,369	23,368	4,306,027	2,583	3,672,398	5,338,657	41,547,248
	Borrowings	7,830	10,529,160	45,780	412,937	2,062	380,024	450	640,014	2,725,254	14,687,389
	Debentures	4,625	6,219,801	—	—	—	—	195	276,923	343,189	6,839,913
	Other financial liabilities	5,088	6,841,863	18,300	165,103	3,281	604,606	120	170,800	388,283	8,170,655

	Total	37,051	49,825,389	373,368	3,368,501	28,711	5,290,657	3,628	5,158,621	9,044,019	72,687,187

Off-balance accounts		6,983	9,391,022	30,736	277,308	1,580	291,130	743	1,056,279	433,289	11,449,028

		December 31, 2022
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Cash and cash equivalents	9,041	11,457,194	64,824	617,888	1,542	279,779	484	653,870	1,022,909	14,031,640
	Loans and other financial assets at amortized cost	24,361	30,872,442	116,298	1,108,529	24,637	4,470,059	2,510	3,391,155	4,952,002	44,794,187
	Financial assets at FVTPL	970	1,229,059	25,416	242,260	—	—	358	484,172	176,057	2,131,548
	Financial assets at FVTOCI	3,307	4,191,383	—	—	3,999	725,511	2	2,573	725,271	5,644,738
	Securities at amortized cost	576	729,811	—	—	3,540	642,214	69	93,250	206,497	1,671,772

	Total	38,255	48,479,889	206,538	1,968,677	33,718	6,117,563	3,423	4,625,020	7,082,736	68,273,885

Liability	Financial liabilities at FVTPL	415	526,553	26,766	255,128	—	—	322	434,590	274,895	1,491,166
	Deposits due to customers	24,569	31,135,881	227,260	2,166,196	28,125	5,102,886	2,108	2,847,863	5,008,487	46,261,313
	Borrowings	6,894	8,737,229	44,365	422,876	1,023	185,652	431	582,034	2,179,085	12,106,876
	Debentures	4,174	5,289,246	—	—	—	—	195	263,187	339,188	5,891,621
	Other financial liabilities	3,040	3,852,255	8,685	82,783	4,295	779,233	380	513,285	200,249	5,427,805

	Total	39,092	49,541,164	307,076	2,926,983	33,443	6,067,771	3,436	4,640,959	8,001,904	71,178,781

Off-balance accounts		6,698	8,488,374	34,512	328,964	1,141	207,012	787	1,063,680	868,470	10,956,500

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(3)	Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management prevents financial institutions from incurring losses due to lack of funds by effectively managing liquidity shortages that can occur due to inconsistent maturity of assets and liabilities or an unexpected outflow of funds. The financial liabilities that are relevant to liquidity risk are incorporated within the scope of risk management. Derivatives instruments are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.

2)	Maturity analysis of non-derivative financial liabilities

a)

Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities as of September 30, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

	September 30, 2023
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	134,701	—	29,615	—	—	37,707	202,023
Deposits due to customers	239,372,915	40,154,990	21,886,554	23,203,921	16,381,432	1,541,742	342,541,554
Borrowings	11,739,258	5,799,633	4,977,715	4,385,796	4,642,965	432,874	31,978,241
Debentures	7,179,386	5,686,752	4,985,639	4,767,882	18,805,918	3,245,174	44,670,751
Lease liabilities	46,154	37,253	32,855	51,965	145,110	26,881	340,218
Other financial liabilities(*)	22,819,318	108,089	21,821	37,936	879,395	4,214,837	28,081,396

Total	281,291,732	51,786,717	31,934,199	32,447,500	40,854,820	9,499,215	447,814,183

(*) Lease liabilities are excluded.

	December 31, 2022
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	35,161	—	—	—	—	12,113	47,274
Deposits due to customers	228,890,427	36,851,103	24,091,740	42,652,679	14,999,516	1,522,830	349,008,295
Borrowings	8,969,648	5,734,715	3,210,812	3,156,211	7,457,240	484,909	29,013,535
Debentures	6,348,064	6,841,379	5,211,032	5,214,942	19,621,659	3,298,581	46,535,657
Lease liabilities	68,279	36,724	35,136	29,646	151,379	33,007	354,171
Other financial liabilities(*)	14,409,376	113,049	19,370	20,315	765,870	3,037,563	18,365,543

Total	258,720,955	49,576,970	32,568,090	51,073,793	42,995,664	8,389,003	443,324,475

(*) Lease liabilities are excluded.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities as of September 30, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

	September 30, 2023
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	134,701	—	29,615	—	—	37,707	202,023
Deposits due to customers	246,826,673	40,998,958	21,178,835	19,754,800	12,646,087	281,187	341,686,540
Borrowings	11,739,258	5,799,633	4,977,715	4,385,796	4,642,965	432,874	31,978,241
Debentures	7,179,386	5,686,752	4,985,639	4,767,882	18,805,918	3,245,174	44,670,751
Lease liabilities	46,263	37,363	32,965	52,075	146,348	26,881	341,895
Other financial liabilities(*)	22,819,318	108,089	21,821	37,936	879,395	4,214,837	28,081,396

Total	288,745,599	52,630,795	31,226,590	28,998,489	37,120,713	8,238,660	446,960,846

(*) Lease liabilities are excluded.

	December 31, 2022
	Within 3 months	4 to 6 Months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	35,161	—	—	—	—	12,113	47,274
Deposits due to customers	242,132,680	41,113,768	24,269,363	29,670,943	10,490,993	56,013	347,733,760
Borrowings	8,969,648	5,734,715	3,210,812	3,156,211	7,457,240	484,909	29,013,535
Debentures	6,348,064	6,841,379	5,211,032	5,214,942	19,621,659	3,298,581	46,535,657
Lease liabilities	68,344	36,729	35,377	29,948	157,361	38,584	366,343
Other financial liabilities(*)	14,409,376	113,049	19,370	20,315	765,870	3,037,563	18,365,543

Total	271,963,273	53,839,640	32,745,954	38,092,359	38,493,123	6,927,763	442,062,112

(*) Lease liabilities are excluded.

3)	Maturity analysis of derivative financial liabilities

Derivatives held for trading purpose are not managed in accordance with their contractual maturity, since the Group holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “within 3 months” in the table below. Derivatives designated for hedging purpose are estimated by offsetting cash inflows and cash outflows.

The cash flow by the maturity of derivative financial liabilities as of September 30, 2023 and December 31, 2022 is as follows (Unit: Korean Won in millions):

		Remaining maturity
		Within 3 months	4 to 6 Months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
September 30, 2023	Cash flow hedge	—	—	—	—	—	—	—
	Fair value hedge	37,952	31,363	37,714	3,711	129,200	—	239,940
	Trading	8,539,466	—	—	—	—	—	8,539,466
December 31, 2022	Cash flow hedge	856	905	915	1,255	50,682	—	54,613
	Fair value hedge	25,048	16,175	31,974	18,540	118,027	(3,615)	206,149
	Trading	8,905,125	—	—	—	—	—	8,905,125

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

4)	Maturity analysis of off-balance accounts (Guarantees loan commitments and others)

A financial guarantee represents an irrevocable undertaking that the Group should meet a customer’s obligations to third parties if the customer fails to do so. The loan commitment represents the limit if the Group has promised a credit to the customer. Commitments to lend include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Group in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for financial guarantees, such as guarantees for debentures issued or loans, unused loan commitments, and other guarantees, however, under the terms of the guarantees and unused loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts are as follows (Unit: Korean Won in millions):

	September 30, 2023	December 31, 2022
Guarantees	13,445,898	11,921,586
Loan commitments	127,979,714	118,172,070
Other commitments	4,635,948	4,602,429

(4)	Operational risk

The Group defines the operational risk as the risk of potential losses arising from inadequate or incorrect internal procedures, human resource and system, and/or external factors.

1)	Operational risk management

The Group has established and operated a group operational risk management system to cope with new Basel III global regulations, which is implemented since 2023, and the management of operational risks follows the procedures for risk recognition, evaluation, measurement, monitoring and reporting, risk control and mitigation.

2)	Operational risk measurement

The Group applies the standard method for the purpose of calculating operational risk required equity capital.

- The standard method is to calculate operational risk required equity capital by multiplying the Business Indicator Component(BIC), which is calculated by multiplying Business Indicator(BI) that is a measure based on consolidated financial statements and adjustment coefficient, and the Internal Loss Multiplier(ILM), an adjusted multiplier based on the average past loss and operating index.

“Operational risk required equity capital” = Business Indicator Component (BIC) × Internal Loss Multiplier(ILM)

“Business Indicator Component(BIC)” = Business Index(BI) × Adjustment Coefficient

“Internal Loss Multiplier(ILM)” = ln (exp(1)-1 + (Loss Component(LC)/Business Indicator Component(BIC)^0.8)

Bucket	Business Index (BI) section	The coefficient
1	1.4 trillion Won or less	12%
2	More than 1.4 trillion Won and less than or equal to 42 trillion Won	15%
3	Over 42 trillion Won	18%

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

5.	OPERATING SEGMENTS

In evaluating the results of the Group and allocating resources, the Group’s Chief Operation Decision Maker (“CODM”) utilizes the information per type of organizations. This financial information of the segments is regularly reviewed by the CODM.

(1)	Segment by type of organization

The Group’s reporting segments consist of banking, credit card, capital, investment banking and other sectors, and the composition of such reporting segments was divided based on internal report data periodically reviewed by the management to evaluate the performance of the segment and make decisions on the resources to be distributed.

Operational scope
Banking	Loans/deposits and relevant services for customers of Woori Bank and its subsidiaries
Credit card	Credit card, cash services, card loans and accompanying business of Woori Card Co., Ltd.
Capital	Installments, loans including lease financing, and accompanying business of Woori Financial Capital Co., Ltd.
Investment Banking	Securities operation, sale of financial instruments, project financing and other related activities for comprehensive financing of Woori Investment bank Co., Ltd.
Others	Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Savings Bank, Woori Asset Management Corp., Ltd., Woori Financial F&I Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Inc., Woori Private Equity Asset Management Co., Ltd., Woori Global Asset Management Co., Ltd., Woori FIS Co., Ltd. and Woori Finance Research Institute, Woori Venture Partners Co., Ltd.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(2)	The composition of each segment for the nine-month periods ended September 30, 2023, and 2022 are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2023
	Banking (*1)	Credit card	Capital	Investment banking	Others (*2)	Sub-total	Other adjustments (*3)	Internal adjustments (*4)	Consolidated Adjustments (*5)	Total
Net interest income	4,958,668	501,117	249,238	74,173	85,803	5,868,999	61,815	670,583	(1,450)	6,599,947
Non-interest income(expense)	1,150,262	84,760	77,602	33,944	1,859,164	3,205,732	7,621	(502,732)	(1,810,817)	899,804
Impairment losses due to credit loss	(477,952)	(223,253)	(116,077)	(45,950)	(48,363)	(911,595)	—	(168,241)	1,256	(1,078,580)
General and administrative expense	(2,587,491)	(206,593)	(68,238)	(38,099)	(401,182)	(3,301,603)	(619)	—	246,735	(3,055,487)

Net operating income(expense)	3,043,487	156,031	142,525	24,068	1,495,422	4,861,533	68,817	(390)	(1,564,276)	3,365,684

Share of gain(loss) of associates	84,923	—	301	178	3,409	88,811	(178)	—	11,091	99,724
Other non-operating income(expense)	(64,956)	(2,113)	(19)	(101)	1,191	(65,998)	2,263	390	(6,751)	(70,096)

Non-operating income(expense)	19,967	(2,113)	282	77	4,600	22,813	2,085	390	4,340	29,628

Net income(expense) before tax	3,063,454	153,918	142,807	24,145	1,500,022	4,884,346	70,902	—	(1,559,936)	3,395,312
Tax expense	(765,442)	(35,820)	(33,723)	(5,712)	(24,642)	(865,339)	—	—	1,955	(863,384)

Net income(loss)	2,298,012	118,098	109,084	18,433	1,475,380	4,019,007	70,902	—	(1,557,981)	2,531,928

Total assets	447,389,162	17,334,829	12,064,000	5,634,650	29,378,309	511,800,950	2,732,365	—	(28,616,315)	485,917,000

Investment to associates	1,002,546	—	37,524	4,116	23,385,496	24,429,682	26,685	—	(22,699,626)	1,756,741
Other assets	446,386,616	17,334,829	12,026,476	5,630,534	5,992,813	487,371,268	2,705,680	—	(5,916,689)	484,160,259

Total liabilities	421,169,597	14,644,167	10,458,176	4,960,733	3,861,838	455,094,511	132,411	—	(2,531,309)	452,695,613

(*1)	The banking sector includes banks and their consolidated subsidiaries(such as overseas subsidiaries).
(*2)

Other segments include Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Savings Bank, Woori Asset Management Corp., Woori Financial F&I Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Inc., Woori Private Equity Asset Management Co., Ltd., Woori Global Asset Management Co., Ltd., Woori FIS Co., Ltd., Woori Finance Research Institute., and Woori Venture Partners Co.,Ltd.

(*3)	Other Adjustments are composed of group-consolidated funds that are not included in the reporting segment.
(*4)

Internal adjustment includes adjustment of 344,756 million Won in deposit insurance premiums and 326,668 million Won in fund contribution fees from net interest income to non-interest income to present income adjustment between reporting sectors in accordance with management accounting standards.

(*5)

Consolidation adjustments include the elimination of 244,340 million Won of internal transactions between Woori FIS Co., Ltd., the group’s IT service agency, and affiliates, and the removal of 1,476,550 million Won of dividends received by the holding company from its subsidiaries.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

	For the nine-month period ended September 30, 2022
	Banking(*1)	Credit card	Capital	Investment banking	Others (*2)	Sub-total	Other adjustments (*3)	Internal adjustments (*4)	Consolidated Adjustments (*5)	Total
Net interest income	4,799,001	502,403	282,892	87,079	48,411	5,719,786	22,057	605,376	429	6,347,648
Non-interest income(expense)	1,128,939	92,554	65,830	55,748	1,611,972	2,955,043	12,233	(560,746)	(1,492,654)	913,876
Impairment losses due to credit loss	(338,109)	(164,783)	(46,311)	(8,316)	(19,142)	(576,661)	—	(45,931)	558	(622,034)
General and administrative expense	(2,497,659)	(182,392)	(70,357)	(43,881)	(358,308)	(3,152,597)	(397)	—	216,169	(2,936,825)

Net operating income(expense)	3,092,172	247,782	232,054	90,630	1,282,933	4,945,571	33,893	(1,301)	(1,275,498)	3,702,665

Share of gain of associates	51,146	—	821	249	1,524	53,740	(146)	—	(14,210)	39,384
Other non-operating expense	25,694	(4,413)	(1,109)	(732)	(2,158)	17,282	1,794	1,301	(6,307)	14,070

Non-operating income(expense)	76,840	(4,413)	(288)	(483)	(634)	71,022	1,648	1,301	(20,517)	53,454

Net income(expense) before tax	3,169,012	243,369	231,766	90,147	1,282,299	5,016,593	35,541	—	(1,296,015)	3,756,119
Tax expense	(787,191)	(64,124)	(64,438)	(21,869)	(22,512)	(960,134)	—	—	(3,296)	(963,430)

Net income(loss)	2,381,821	179,245	167,328	68,278	1,259,787	4,056,459	35,541	—	(1,299,311)	2,792,689

Total assets	465,056,362	16,438,040	12,842,279	5,411,300	27,495,903	527,243,884	1,543,465	—	(26,718,415)	502,068,934

Investment in associate	889,986	—	36,840	10,233	22,427,129	23,364,188	33,035	—	(22,059,116)	1,338,107
Other assets	464,166,376	16,438,040	12,805,439	5,401,067	5,068,774	503,879,696	1,510,430	—	(4,659,299)	500,730,827

Total liabilities	439,614,725	14,007,201	11,320,364	4,760,661	3,779,158	473,482,109	53,424	—	(2,595,013)	470,940,520

(*1)	The banking sector includes banks and their consolidated subsidiaries(such as overseas subsidiaries).
(*2)

Other segments include Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Savings Bank, Woori Asset Management Corp., Woori Financial F&I Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Inc., Woori Private Equity Asset Management Co., Ltd., Woori Global Asset Management Co., Ltd., Woori FIS Co., Ltd. and Woori Finance Research Institute.

(*3)	Other Adjustments are composed of group-consolidated funds that are not included in the reporting segment.
(*4)

Internal adjustment includes adjustment of 313,647 million Won in deposit insurance premiums and 298,507 million Won in fund contribution fees from net interest income to non-interest income to present income adjustment between reporting sectors in accordance with management accounting standards.

(*5)

Consolidation adjustments include the elimination of 213,977 million Won of internal transactions between Woori FIS Co., Ltd., the group’s IT service agency, and affiliates, and the removal of 1,267,756 million Won of dividends received by the holding company from its subsidiaries.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(3)	Operating profit from external customers for the nine-month periods ended September 30, 2023 and 2022 are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30
	2023	2022
Domestic	3,019,523	3,266,447
Foreign	346,161	436,218

Total	3,365,684	3,702,665

(4)	Major non-current assets as of September 30, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

	September 30, 2023 (*)	December 31, 2022 (*)
Domestic	5,706,575	5,152,033
Foreign	647,353	533,354

Total	6,353,928	5,685,387

(*)	Major non-current assets included investments in joint ventures and associates, investment properties, property, plant and equipment, and intangible assets.

(5)	Information about major customers

The Group does not have any single customer that generates 10% or more of the Group’s total revenue for the nine-month periods ended September 30, 2023 and 2022.

6.	CASH AND CASH EQUIVALENTS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	September 30, 2023	December 31, 2022
Cash	1,653,516	1,771,316
Foreign currencies	767,529	628,590
Demand deposits	23,286,289	31,729,228
Fixed deposits	184,492	90,014

Total	25,891,826	34,219,148

(2)	Details of restricted cash and cash equivalents are as follows (Unit: Korean Won in millions)

	Counterparty	September 30, 2023	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	13,946,951	Reserve deposits under the BOK Act

Due from banks in foreign currencies:
Due from banks on demand	BOK and others	2,309,123	Reserve deposits under the BOK Act and others

Total		16,256,074

	Counterparty	December 31, 2022	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	16,527,445	Reserve deposits under the BOK Act

Due from banks in foreign currencies:
Due from banks on demand	BOK and others	6,437,717	Reserve deposits under the BOK Act and others

Total		22,965,162

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

7.	FINANCIAL ASSETS AT FVTPL

(1)	Details of financial assets at FVTPL as of September 30, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

	September 30, 2023	December 31, 2022
Financial assets at fair value through profit or loss	22,523,887	19,860,573

(2)	Financial assets at fair value through profit or loss measured at fair value are as follows (Unit: Korean Won in millions):

	September 30, 2023	December 31, 2022
Deposits:
Gold banking asset	34,804	34,995
Securities:
Debt securities
Korean treasury and government agencies	3,589,845	2,754,442
Financial institutions	828,821	620,311
Corporates	531,561	721,573
Others	569,175	174,206
Equity securities	401,072	383,883
Capital contributions	2,296,136	1,976,474
Beneficiary certificates	5,009,063	3,902,762
Others	173,401	143,334

Sub-total	13,399,074	10,676,985

Loans	641,107	899,228
Derivatives assets	8,403,130	8,206,181
Other financial assets	45,772	43,184

Total	22,523,887	19,860,573

The Group does not have financial assets at fair value through profit or loss designated as upon initial recognition as of September 30, 2023 and December 31, 2022.

8.	FINANCIAL ASSETS AT FVTOCI

(1)	Details of financial assets at FVTOCI as of September 30, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

	September 30, 2023	December 31, 2022
Debt securities:
Korean treasury and government agencies	6,924,567	5,487,983
Financial institutions	17,999,780	16,870,619
Corporates	3,930,752	4,044,446
Bond denominated in foreign currencies	5,784,849	5,644,684
Securities loaned	661,866	98,026

Sub-total	35,301,814	32,145,758

Equity securities	1,229,507	939,322
Loans	16,577	—

Total	36,547,898	33,085,080

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(2)	Details of equity securities designated as financial assets at FVTOCI as of September 30, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

Purpose of acquisition	September 30, 2023	December 31, 2022	Remarks
Investment for strategic business partnership purpose	1,088,892	776,199
Debt-equity swap	140,608	157,216
Others	7	5,907	Insurance for mutual aid association, etc.

Total	1,229,507	939,322

(3)	Changes in the loss allowance and gross carrying amount of financial assets at FVTOCI for the nine-month periods ended September 30, 2023 and 2022 are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the nine-month period ended September 30, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(11,805)	—	—	(11,805)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision of allowance for credit losses	(13,786)	—	—	(13,786)
Disposal	835	—	—	835
Others(*)	(1,575)	—	—	(1,575)

Ending balance	(26,331)	—	—	(26,331)

(*)	Others consist of foreign currencies translation, etc.

	For the nine-month period ended September 30, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(12,146)	—	—	(12,146)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision of allowance for credit losses	(188)	—	—	(188)
Disposal	538	—	—	538
Others(*)	(1,619)	—	—	(1,619)

Ending balance	(13,415)	—	—	(13,415)

(*)	Others consist of foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

2)	Gross carrying amount

	For the nine-month period ended September 30, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	32,145,758	—	—	32,145,758
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	17,840,753	—	—	17,840,753
Disposal/Recovery	(15,230,580)	—	—	(15,230,580)
Gain on valuation	125,827	—	—	125,827
Amortization based on effective interest method	66,950	—	—	66,950
Others (*)	369,683	—	—	369,683

Ending balance	35,318,391	—	—	35,318,391

(*)	Changes due to foreign currencies translation, etc.

	For the nine-month period ended September 30, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	38,126,977	—	—	38,126,977
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	12,113,975	—	—	12,113,975
Disposal/Recovery	(16,539,673)	—	—	(16,539,673)
Loss on valuation	(930,001)	—	—	(930,001)
Amortization based on effective interest method	8,128	—	—	8,128
Others (*)	967,323	—	—	967,323

Ending balance	33,746,729	—	—	33,746,729

(*)	Changes due to foreign currencies translation, etc.

(4)

During the nine-month period ended September 30, 2023, the Group sold its equity securities, designated as financial assets at FVTOCI in accordance with decision of disposal by the creditors, and the fair values at disposal dates were 2,978 million Won, and cumulative gains at disposal dates were 93 million Won, respectively. During the nine-month period ended September 30, 2022, the Group sold its equity securities, designated as financial assets at FVTOCI in accordance with decision of disposal by the creditors, and the fair values at disposal dates were 39,061 million Won, and cumulative losses at disposal dates were 14,567 million Won, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

9.	SECURITIES AT AMORTIZED COST

(1)	Details of securities at amortized cost as of September 30, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

	September 30, 2023	December 31, 2022
Korean treasury and government agencies	8,678,630	10,083,951
Financial institutions	7,178,433	10,283,631
Corporates	7,376,405	6,237,547
Bond denominated in foreign currencies	2,017,075	1,671,772
Securities loaned	—	—
Allowance for credit losses	(14,036)	(8,385)

Total	25,236,507	28,268,516

(2)	Changes in the allowance for credit losses and gross carrying amount of securities at amortized cost are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the nine-month period ended September 30, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(8,385)	—	—	(8,385)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision of allowance for credit losses	(5,601)	—	—	(5,601)
Others(*)	(50)	—	—	(50)

Ending balance	(14,036)	—	—	(14,036)

(*)	Changes due to foreign currencies translation, etc.

	For the nine-month period ended September 30, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(5,235)	—	—	(5,235)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision of allowance for credit losses	(2,534)	—	—	(2,534)
Others(*)	(39)	—	—	(39)

Ending balance	(7,808)	—	—	(7,808)

(*)	Changes due to foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

2)	Gross carrying amount

	For the nine-month period ended September 30, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	28,276,901	—	—	28,276,901
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	3,546,751	—	—	3,546,751
Disposal/ Recovery	(6,839,671)	—	—	(6,839,671)
Amortization based on effective interest method	138,160	—	—	138,160
Others (*)	128,402	—	—	128,402

Ending balance	25,250,543	—	—	25,250,543

(*)	Changes due to foreign currencies translation, etc.

	For the nine-month period ended September 30, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	17,091,509	—	—	17,091,509
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	12,245,256	—	—	12,245,256
Disposal/ Recovery	(4,500,147)	—	—	(4,500,147)
Amortization based on effective interest method	45,433	—	—	45,433
Others (*)	263,111	—	—	263,111

Ending balance	25,145,162	—	—	25,145,162

(*)	Changes due to foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

10.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST

(1)	Details of loans and other financial assets at amortized cost are as follows (Unit: Korean Won in millions):

	September 30, 2023	December 31, 2022
Due from banks	2,637,297	2,994,672
Loans	348,823,224	343,918,560
Other financial assets	14,001,967	8,847,497

Total	365,462,488	355,760,729

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	September 30, 2023	December 31, 2022
Due from banks in local currency:
Due from Bank of Korea (“BOK”)	—	160,000
Due from depository banks	248,565	170,006
Due from non-depository institutions	95,119	183
Due from the Korea Exchange	100,087	2,440
Others	215,491	421,318
Loss allowance	(90)	(116)

Sub-total	659,172	753,831

Due from banks in foreign currencies:
Due from banks on demand	243,644	199,671
Due from banks on time	300,825	466,963
Others	1,449,994	1,586,408
Loss allowance	(16,338)	(12,201)

Sub-total	1,978,125	2,240,841

Total	2,637,297	2,994,672

(3)	Details of restricted due from banks as of September 30, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

	Counterparty	September 30, 2023	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	—	Reserve deposits under BOK Act
Due from KSFC	The Korea Securities Finance Corporation	176,791	Customer deposits return reserve and others
Others	MORGAN STANLEY BANK INTL, SEL and others	94,683	CSA collateral and others

Sub-total		271,474

Due from banks in foreign currencies:
Due from banks on demand	NATIONAL BANK OF CAMBODIA and others	238,278	Reserve deposits and others
Due from banks on time	NATIONAL BANK OF CAMBODIA	269	Usage deposits for fund settlement system
Others	Korea Investment & Securities Co., Ltd., and others	1,441,763	Overseas futures and options trade deposits and others

Sub-total		1,680,310

Total		1,951,784

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

	Counterparty	December 31, 2022	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	160,000	Reserve deposits under BOK Act
Due from KSFC	The Korea Securities Finance Corporation	2,419	Customer deposits return reserve
Others	Korea Exchange and others	223,705	Korean Won CCP margin and others

Sub-total		386,124

Due from banks in foreign currencies:
Due from banks on demand	BOK and others	193,507	Reserve deposits under BOK Act and others
Due from banks on time	NATIONAL BANK OF CAMBODIA and others	253	Reserve deposits and others
Others	Korea Investment & Securities Co., Ltd., and others	1,581,298	Overseas futures and options trade deposits and others

Sub-total		1,775,058

Total		2,161,182

(4)	Changes in the allowance for credit losses and gross carrying amount of due from banks for the nine-month periods ended September 30, 2023 and 2022 are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the nine-month period ended September 30, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(12,317)	—	—	(12,317)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision for allowance for credit loss	(6,541)	—	—	(6,541)
Others(*)	2,431	—	—	2,431

Ending balance	(16,427)	—	—	(16,427)

(*)	Changes due to foreign currencies translation, etc.

	For the nine-month period ended September 30, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(6,034)	—	—	(6,034)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision for allowance for credit loss	(3,420)	—	—	(3,420)
Others(*)	(239)	—	—	(239)

Ending balance	(9,693)	—	—	(9,693)

(*)	Changes due to foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

2)	Gross carrying amount

	For the nine-month period ended September 30, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	3,006,989	—	—	3,006,989
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase	(488,320)	—	—	(488,320)
Changes due to business combinations	113,000	—	—	113,000
Others(*)	22,055	—	—	22,055

Ending balance	2,653,724	—	—	2,653,724

(*)	Changes due to foreign currencies translation, etc.

	For the nine-month period ended September 30, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	2,872,918	—	—	2,872,918
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net increase	1,297,294	—	—	1,297,294
Others(*)	188,521	—	—	188,521

Ending balance	4,358,733	—	—	4,358,733

(*)	Changes due to foreign currencies translation, etc.

(5)	Details of loans as of September 30, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

	September 30, 2023	December 31, 2022
Loans in local currency	289,567,028	282,686,620
Loans in foreign currencies	29,465,547	26,988,360
Domestic banker’s usance	3,122,922	2,877,079
Credit card accounts	11,924,531	10,370,362
Bills bought in foreign currencies	4,407,667	3,650,792
Bills bought in local currency	279,558	533,879
Factoring receivables	9,803	25,469
Advances for customers on guarantees	13,832	25,698
Private placement bonds	677,882	485,519
Securitized loans	3,202,443	2,990,937
Call loans	2,967,346	3,626,226
Bonds purchased under resale agreements	958,675	6,849,038
Financial lease receivables	1,391,727	1,467,858
Installment financial bond	2,647,287	2,832,972
Others	229	140
Loan origination costs and fees	854,878	852,002
Discounted present value	(11,365)	(10,238)
Allowance for credit losses	(2,656,766)	(2,334,153)

Total	348,823,224	343,918,560

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(6)	Changes in the allowance for credit losses of loans for the nine-month periods ended September 30, 2023 and 2022 are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2023
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(147,876)	(128,089)	(241,942)	(453,621)	(818,234)	(241,465)	(27)
Transfer to 12-month expected credit losses	(26,282)	23,492	2,790	(191,110)	190,361	749	—
Transfer to lifetime expected credit losses	10,971	(13,318)	2,347	30,766	(33,433)	2,667	—
Transfer to credit-impaired financial assets	3,288	16,405	(19,693)	17,702	38,841	(56,543)	—
Net reversal(provision) of allowance for credit losses	(36,005)	(28,886)	(223,700)	(225,172)	23,995	(289,824)	(670)
Recovery	—	—	(47,617)	—	—	(33,690)	—
Charge-off	—	—	187,612	—	—	168,802	—
Disposal	2,107	2,818	99,526	266	313	86,543	643
Interest income from impaired loans	—	—	11,757	—	—	13,303	—
Others	(1,782)	68	14,394	(4,612)	20,380	(23,074)	—

Ending balance	(195,579)	(127,510)	(214,526)	(825,781)	(577,777)	(372,532)	(54)

	For the nine-month period ended September 30, 2023
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(71,139)	(127,814)	(103,946)	(672,636)	(1,074,137)	(587,353)	(27)
Transfer to 12-month expected credit losses	(31,002)	30,909	93	(248,394)	244,762	3,632	—
Transfer to lifetime expected credit losses	6,957	(7,558)	601	48,694	(54,309)	5,615	—
Transfer to credit-impaired financial assets	1,051	4,224	(5,275)	22,041	59,470	(81,511)	—
Net reversal(provision) of allowance for credit losses	8,203	(13,731)	(242,448)	(252,974)	(18,622)	(755,972)	(670)
Recovery	—	—	(26,330)	—	—	(107,637)	—
Charge-off	—	—	200,199	—	—	556,613	—
Disposal	—	—	34,063	2,373	3,131	220,132	643
Interest income from impaired loans	—	—	—	—	—	25,060	—
Others	(64)	—	—	(6,458)	20,448	(8,680)	—

Ending balance	(85,994)	(113,970)	(143,043)	(1,107,354)	(819,257)	(730,101)	(54)

	For the nine-month period ended September 30, 2022
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(136,520)	(97,604)	(206,617)	(362,766)	(576,740)	(251,233)	—
Transfer to 12-month expected credit losses	(21,366)	20,913	453	(66,117)	60,775	5,342	—
Transfer to lifetime expected credit losses	10,671	(12,194)	1,523	19,425	(22,285)	2,860	—
Transfer to credit-impaired financial assets	3,236	10,014	(13,250)	1,990	9,239	(11,229)	—
Net reversal(provision) of allowance for credit losses	(5,820)	(39,342)	(101,999)	14,681	(209,269)	(40,528)	(87)
Recovery	—	—	(53,764)	—	—	(43,085)	—
Charge-off	—	—	113,986	—	—	108,791	67
Disposal	—	—	18,823	280	—	31,849	—
Interest income from impaired loans	—	—	8,774	—	—	7,160	—
Others	(1,619)	(218)	2,726	(47,188)	(18,755)	(50,319)	—
Changes due to business combinations	(4,350)	(495)	(948)	(479)	(84)	(97)	—

Ending balance	(155,768)	(118,926)	(230,293)	(440,174)	(757,119)	(240,489)	(20)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

	For the nine-month period ended September 30, 2022
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(68,814)	(115,489)	(70,927)	(568,100)	(789,833)	(528,777)	—
Transfer to 12-month expected credit losses	(29,746)	29,695	51	(117,229)	111,383	5,846	—
Transfer to lifetime expected credit losses	7,803	(7,948)	145	37,899	(42,427)	4,528	—
Transfer to credit-impaired financial assets	591	2,401	(2,992)	5,817	21,654	(27,471)	—
Net reversal(provision) of allowance for credit losses	12,251	(32,223)	(136,985)	21,112	(280,834)	(279,512)	(87)
Recovery	—	—	(43,821)	—	—	(140,670)	—
Charge-off	—	—	155,452	—	—	378,229	67
Disposal	—	—	7,896	280	—	58,568	—
Interest income from impaired loans	—	—	—	—	—	15,934	—
Others	44	—	—	(48,763)	(18,973)	(47,593)	—
Changes due to business combinations	—	—	—	(4,829)	(579)	(1,045)	—

Ending balance	(77,871)	(123,564)	(91,181)	(673,813)	(999,609)	(561,963)	(20)

(7)	Changes in the gross carrying amount of loans are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2023
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	131,328,377	14,020,582	564,057	179,552,435	9,486,297	625,998	313,717
Transfer to 12-month expected credit losses	3,872,249	(3,860,456)	(11,793)	2,234,826	(2,226,638)	(8,188)	—
Transfer to lifetime expected credit losses	(6,206,247)	6,223,472	(17,225)	(4,831,637)	4,839,769	(8,132)	—
Transfer to credit-impaired financial assets	(228,108)	(192,959)	421,067	(566,924)	(344,314)	911,238	—
Charge-off	—	—	(187,612)	—	—	(168,802)	—
Disposal	(22,866)	(7,438)	(176,668)	(18,149)	(720)	(350,146)	(86,956)
Net increase(decrease)	1,184,560	(1,723,306)	92,595	6,132,256	(1,338,865)	36,729	308,494
Changes due to business combinations	1,144	—	—	—	—	—	—

Ending balance	129,929,109	14,459,895	684,421	182,502,807	10,415,529	1,038,697	535,255

	For the nine-month period ended September 30, 2023
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	9,115,460	1,066,380	179,410	319,996,272	24,573,259	1,369,465	313,717
Transfer to 12-month expected credit losses	354,756	(354,618)	(138)	6,461,831	(6,441,712)	(20,119)	—
Transfer to lifetime expected credit losses	(384,921)	385,784	(863)	(11,422,805)	11,449,025	(26,220)	—
Transfer to credit-impaired financial assets	(52,670)	(34,152)	86,822	(847,702)	(571,425)	1,419,127	—
Charge-off	—	—	(200,199)	—	—	(556,613)	—
Disposal	—	—	(64,446)	(41,015)	(8,158)	(591,260)	(86,956)
Net increase(decrease)	1,683,515	(119,668)	253,825	9,000,331	(3,181,839)	383,149	308,494
Changes due to business combinations	—	—	—	1,144	—	—	—

Ending balance	10,716,140	943,726	254,411	323,148,056	25,819,150	1,977,529	535,255

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

	For the nine-month period ended September 30, 2022
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	135,139,685	13,500,783	499,969	170,795,255	8,458,279	541,732	—
Transfer to 12-month expected credit losses	4,376,430	(4,364,080)	(12,350)	1,669,485	(1,654,392)	(15,093)	—
Transfer to lifetime expected credit losses	(6,007,887)	6,025,599	(17,712)	(3,801,495)	3,810,339	(8,844)	—
Transfer to credit-impaired financial assets	(119,541)	(96,236)	215,777	(155,619)	(90,490)	246,109	—
Charge-off	—	—	(113,986)	—	—	(108,791)	(67)
Disposal	(460,090)	—	(47,116)	(48,472)	—	(110,185)	—
Net increase(decrease)	103,326	(1,044,104)	(14,514)	16,915,114	(530,135)	(71,988)	242,384
Changes due to business combinations	57,741	2,973	7,630	31,551	1,016	687	—

Ending balance	133,089,664	14,024,935	517,698	185,405,819	9,994,617	473,627	242,317

	For the nine-month period ended September 30, 2022
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	8,239,303	1,395,139	116,075	314,174,243	23,354,201	1,157,776	—
Transfer to 12-month expected credit losses	515,505	(515,423)	(82)	6,561,420	(6,533,895)	(27,525)	—
Transfer to lifetime expected credit losses	(401,119)	401,352	(233)	(10,210,501)	10,237,290	(26,789)	—
Transfer to credit-impaired financial assets	(27,827)	(22,541)	50,368	(302,987)	(209,267)	512,254	—
Charge-off	—	—	(155,452)	—	—	(378,229)	(67)
Disposal	—	—	(17,082)	(508,562)	—	(174,383)	—
Net increase(decrease)	670,063	(84,709)	157,962	17,688,503	(1,658,948)	71,460	242,384
Changes due to business combinations	—	—	—	89,292	3,989	8,317	—

Ending balance	8,995,925	1,173,818	151,556	327,491,408	25,193,370	1,142,881	242,317

(8)	Details of other financial assets are as follows (Unit: Korean Won in millions):

	September 30, 2023	December 31, 2022
Cash Management Account asset (CMA asset)	192,000	157,000
Receivables	10,516,822	5,438,469
Accrued income	2,166,728	1,667,397
Telex and telephone subscription rights and refundable deposits	791,602	801,536
Domestic exchange settlement debit	109,205	577,919
Other assets(*)	370,818	344,356
Allowance for credit losses	(145,208)	(139,180)

Total	14,001,967	8,847,497

(*)

The Group was aware of employee embezzlement incidents that occurred before the prior term in April 2022, and the Financial Supervisory Service conducted on-site inspections from April 28 to May 30, 2022. Accusations of embezzlers and seizure of discovered property were taken. The related amount included in other assets was 63,354 million Won, which was completely lost due to uncertainty over whether it could be recovered.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(9)	Changes in the allowances for credit losses on other financial assets are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(4,178)	(9,133)	(125,869)	(139,180)
Transfer to 12-month expected credit losses	(411)	302	109	—
Transfer to lifetime expected credit losses	193	(222)	29	—
Transfer to credit-impaired financial assets	73	406	(479)	—
Provision of allowance for credit losses	(3,023)	(975)	(4,633)	(8,631)
Charge-off	—	—	2,536	2,536
Disposal	—	—	1,938	1,938
Others	(1,598)	(2)	(271)	(1,871)

Ending balance	(8,944)	(9,624)	(126,640)	(145,208)

	For the nine-month period ended September 30, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(3,675)	(5,580)	(57,526)	(66,781)
Transfer to 12-month expected credit losses	(305)	291	14	—
Transfer to lifetime expected credit losses	213	(236)	23	—
Transfer to credit-impaired financial assets	457	1,152	(1,609)	—
Provision of allowance for credit losses	(787)	(3,573)	(66,658)	(71,018)
Charge-off	—	—	1,662	1,662
Disposal	—	—	616	616
Others	310	(9)	927	1,228

Ending balance	(3,787)	(7,955)	(122,551)	(134,293)

(10)	Changes in the gross carrying amount of other financial assets are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	8,886,721	21,454	78,502	8,986,677
Transfer to 12-month expected credit losses	14,199	(14,088)	(111)	—
Transfer to lifetime expected credit losses	(27,181)	27,210	(29)	—
Transfer to credit-impaired financial assets	(2,341)	(2,395)	4,736	—
Charge-off	—	—	(2,536)	(2,536)
Disposal	—	—	(2,569)	(2,569)
Net increase (decrease)	5,011,884	76,198	64,281	5,152,363
Changes due to business combinations	13,240	—	—	13,240

Ending balance	13,896,522	108,379	142,274	14,147,175

	For the nine-month period ended September 30, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	9,004,539	106,597	174,868	9,286,004
Transfer to 12-month expected credit losses	9,100	(9,085)	(15)	—
Transfer to lifetime expected credit losses	(39,926)	39,946	(20)	—
Transfer to credit-impaired financial assets	(2,411)	(2,887)	5,298	—
Charge-off	—	—	(1,662)	(1,662)
Disposal	(6)	—	(758)	(764)
Net increase (decrease)	6,288,459	(20,887)	61,652	6,329,224
Changes due to business combinations	368	—	—	368

Ending balance	15,260,123	113,684	239,363	15,613,170

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

11.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy for financial instruments is determined by the level of market observable inputs. The specific financial instruments characteristics and market condition such as the existence of the transactions among market participants and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices in active markets. The Group maximizes the use of observable inputs and minimizes the use of unobservable firm-specific inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market observable inputs are not readily available, firm-specific inputs reflect factors that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in the one of the following three levels used to classify fair value measurements:

•

Level 1—fair value measurements are those derived from quoted prices in active markets. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•

Level 2— fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability. The types of financial assets or liabilities generally included in Level 2 are debt securities, and derivatives traded in OTC(e.g swaps, forwards, options, and etcs).

•

Level 3— fair value measurements are those derived from valuation technique that include inputs for the assets or liabilities that are not based on market observable inputs. The types of financial assets or liabilities generally included in Level 3 are non-public securities, complex structured notes, and complex derivatives traded in OTC.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	September 30, 2023
	Level 1(*)	Level 2(*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	34,804	—	—	34,804
Debt securities	3,522,643	1,991,736	5,023	5,519,402
Equity securities	68,757	17	332,298	401,072
Capital contributions	—	—	2,296,136	2,296,136
Beneficiary certificates	206,922	3,251,595	1,550,546	5,009,063
Loans	—	578,433	62,674	641,107
Derivative assets	20,158	8,283,678	99,294	8,403,130
Other financial assets in foreign currency	—	—	44,228	44,228
Others	—	—	174,945	174,945

Sub-total	3,853,284	14,105,459	4,565,144	22,523,887

Financial assets at FVTOCI
Debt securities	13,106,663	22,195,151	—	35,301,814
Equity securities	681,114	—	548,393	1,229,507
Loans receivables	—	—	16,577	16,577

Sub-total	13,787,777	22,195,151	564,970	36,547,898

Derivative assets (Designated for hedging)	—	64,736	—	64,736

Total	17,641,061	36,365,346	5,130,114	59,136,521

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	34,913	—	—	34,913
Derivative liabilities	19,857	8,517,973	1,636	8,539,466
Securities sold	167,111	—	—	167,111

Sub-total	221,881	8,517,973	1,636	8,741,490

Derivative liabilities (Designated for hedging)	—	235,789	—	235,789

Total	221,881	8,753,762	1,636	8,977,279

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

	December 31, 2022
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	34,995	—	—	34,995
Debt securities	2,580,563	1,654,591	1,078	4,236,232
Equity securities	76,007	25	307,851	383,883
Capital contributions	—	—	1,976,474	1,976,474
Beneficiary certificates	45,394	2,398,592	1,458,776	3,902,762
Loans	—	794,723	104,505	899,228
Derivative assets	69,316	8,042,895	93,970	8,206,181
Other financial assets in foreign currency	—	—	41,679	41,679
Others	34,299	—	144,840	179,139

Sub-total	2,840,574	12,890,826	4,129,173	19,860,573

Financial assets at FVTOCI
Debt securities	9,895,456	22,250,302	—	32,145,758
Equity securities	382,257	—	557,065	939,322

Sub-total	10,277,713	22,250,302	557,065	33,085,080

Derivative assets (Designated for hedging)	—	37,786	—	37,786

Total	13,118,287	35,178,914	4,686,238	52,983,439

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	35,161	—	—	35,161
Derivative liabilities	11,700	8,883,976	9,449	8,905,125
Securities sold	12,113	—	—	12,113

Sub-total	58,974	8,883,976	9,449	8,952,399

Derivative liabilities (Designated for hedging)	—	202,911	—	202,911

Total	58,974	9,086,887	9,449	9,155,310

(*)

Among financial assets and financial liabilities measured at fair value, the amount transferred from Level 2 to Level 1 is 2,835,187 million Won. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

Financial assets and liabilities at FVTPL, financial liabilities at FVTPL designated as upon initial recognition, financial assets at FVTOCI, and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group determines the fair value using valuation methods. Valuation methods and input variables for each type of financial instruments are as follows:

1)	Valuation methods and input variables for each type of financial instrument classified into level 2 as of September 30, 2023 and December 31, 2022 are as follows:

	Valuation methods	Input variables
Debt securities	Fair value is measured by discounting the future cash flows of debt securities applying the risk-free market rate with credit spread and LSMC and Hull-White model.	Risk-free market rate, credit spread, discount rate originated credit grade, stock prices and volatility of interest rate
Equity securities and beneficiary certificates	The beneficiary certificates are measured at net asset value method.	Values of underlying assets such as bond
Derivatives	Fair value is measured by models such as option model (Closed form).	Discount rate, volatility, exchange rate, stock prices etc.
Loans	The future cash flows of debt instruments are measured at a discount by applying the market interest rate applied to entities with similar creditworthiness to the debtor.	Risk-free market rate and credit spread

2)	Valuation methods and input variables for each type of financial instrument classified into level 3 as of September 30, 2023 and December 31, 2022 are as follows:

	Valuation methods	Input variables
Debt securities	Fair value is measured by models such as LSMC(Least-Squares Monte Carlo), Hull-White model.	Discount rate originated credit grade, volatility of underlying assets , volatility of interest rate etc.
Equity securities, capital contributions and beneficiary certificates

Among DCF (Discounted Cash Flow) Model, FCFE (Free Cash Flow to Equity) Model, Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, Net Asset Value Method, LSMC, Hull-White and Precedent Transactions model more than one method is used given the characteristic of the subject of fair value measurement.

Risk-free market rate, market risk premium, corporate Beta, stock prices, volatility of underlying asset, discount rate originated credit grade, volatility of interest rate, volatility of real estate value etc.

Derivatives	Fair value is measured by models such as option model.	Correlation., volatility of underlying asset etc.
Loans

Fair value is measured by using the DCF model (Discounted Cash Flow Model), which is a valuation technique commonly used in the market taking into account the price and variability of the underlying asset and T-F model.

Values of underlying assets, volatility, discount rate, volatility of underlying assets, risk-free rate.
Others

The fair value of the underlying asset, after calculating the fair value using the DCF model, etc., considering the price and volatility of the calculated underlying asset, is calculated using the binomial tree, which is commonly used valuation techniques in the market.

Stock price, volatility of underlying assets, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

①	September 30, 2023

	Fair value measurement methods	Type	Input variable	Range(%)	Impact of changes in significant unobservable inputs on fair value measurement
Loans	DCF model and others		Discount rate	2.86%~15.1%	Fair value increases as discount rate decreases.
			Volatility of stock	22.82%~41.5%	Variation of fair value increases as volatility of stock increases.
Derivative assets	Option valuation model and others	Equity related	Correlation coefficient	0.31~0.68	Variation of fair value increases as correlation coefficient increases.
Derivative liabilities	Option valuation model and others	Equity related	Correlation coefficient	0.31~0.68	Variation of fair value increases as correlation coefficient increases.
Equity securities, capital contributions, and beneficiary certificates	Binomial Tree		Discount rate	3.72%	Fair value increases as discount rate decreases.
			Volatility of stock prices and underlying asset	21.91%~25.64%	Variation of fair value increases as volatility of underlying asset and stock price increases.
	DCF model and others		Discount rate	6.12%~20.01%	Fair value increases as discount rate decreases.
			Terminal growth rate	0.00%, 1.00%	Fair value increases as terminal growth rate increases.
			Liquidation value	-1.00%~1.00%	Fair value increases as liquidation value increases.
			Volatility of Stock prices	34.88%	Variation of fair value increases as volatility of stock increases.
Others	Binomial Tree		Volatility of stock prices and underlying asset	16.31%~66.16%	Variation of fair value increases as volatility of underlying asset and stock price increases.

②	December 31, 2022

	Fair value measurement methods	Type	Significant unobservable inputs	Range(%)	Impact of changes in significant unobservable inputs on fair value measurement
Loans	Binomial Tree		Stock prices	46.53%	Variation of fair value increases as volatility of underlying asset and stock price increases.
	DCF model		Discount rate	1.98%~2.18%	Fair value decreases as discount rate increases.
Derivative assets	Option valuation model and others	Equity related	Correlation coefficient	0.21~0.67	Variation of fair value increases as correlation coefficient increases.
Derivative liabilities	Option valuation model and others	Equity related	Correlation coefficient	0.21~0.67	Variation of fair value increases as correlation coefficient increases.
			Volatility of underlying asset	11.74% ~ 97.16%	Variation of fair value increases as volatility of underlying assets increases.
Equity securities, capital contributions, and beneficiary certificates	Binomial Tree		Stock prices, Volatility of underlying asset	28.40%	Variation of fair value increases as volatility of underlying asset and stock price increases.
	DCF model and others		Discount rate	0.00%~19.14%	Fair value increases as discount rate decreases.
			Terminal growth rate	0.00%, 1.00%	Fair value increases as terminal growth rate increases.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

	Fair value measurement methods	Type	Significant unobservable inputs	Range(%)	Impact of changes in significant unobservable inputs on fair value measurement
			Liquidation value	0.00%	Fair value increases as liquidation value increases.
Others	Binomial Tree		Stock prices, Volatility of underlying asset	20.15%~36.19%	Variation of fair value increases as volatility of underlying asset and stock price increases.

Fair value of financial assets and liabilities classified into Level 3 is measured by the Group using its own valuation methods or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group and the appropriateness of inputs is reviewed regularly.

(3)	Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the three-month period ended September 30, 2023
	Beginning balance	Business combination	Net income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals / settlements	Transfer to or out of Level 3 (*2)	Ending balance
Financial assets:
Financial assets at FVTPL
Debt securities	1,078	—	(55)	—	4,000	—	—	5,023
Equity securities	307,851	8,368	(2,034)	—	55,710	(31,757)	(5,840)	332,298
Capital contributions	1,976,474	11,607	62,253	—	452,484	(206,682)	—	2,296,136
Beneficiary certificates	1,458,776	—	7,230	—	192,137	(107,597)	—	1,550,546
Loans	104,505	—	1,097	—	423,994	(466,922)	—	62,674
Derivative assets	93,970	—	9,963	—	2,225	(6,864)	—	99,294
Other foreign currency financial assets	41,679	—	2,549	—	—	—	—	44,228
Others	144,840	—	8,707	—	22,395	(997)	—	174,945

Sub-total	4,129,173	19,975	89,710	—	1,152,945	(820,819)	(5,840)	4,565,144

Financial assets at FVTOCI
Equity securities	557,065	—	—	(6,553)	1,407	(3,503)	(23)	548,393
Loans	—	—	—	(6)	103,792	(87,209)	—	16,577
Sub-total	557,065	—	—	(6,559)	105,199	(90,712)	(23)	564,970

Total	4,686,238	19,975	89,710	(6,559)	1,258,144	(911,531)	(5,863)	5,130,114

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	9,449	—	1,636	—	—	(9,449)	—	1,636

Total	9,449	—	1,636	—	—	(9,449)	—	1,636

(*1)

The losses that increase the amount of debt are expressed as positive (+) and profits that reduce the amount of debt are expressed as negative (-). The statements of comprehensive income includes gain of 130,005 million Won included in net gain(loss) on financial assets at FVTPL and net gain(loss) on financial assets at FVTOCI pertaining to the assets and liabilities held by the Group at the end of the period.

(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

	For the nine-month period ended September 30, 2022
	Beginning balance	Net Income(loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals / settlements	Transfer to or out of Level 3 (*2)	Ending balance
Financial assets:
Financial assets at FVTPL
Debt securities	2,117	(32)	—	—	(1,000)	—	1,085
Equity securities	303,985	2,361	—	14,673	(14,906)	—	306,113
Capital contributions	1,287,723	181,704	—	615,083	(114,385)	—	1,970,125
Beneficiary certificates	1,104,074	38,304	—	398,761	(84,230)	—	1,456,909
Loans	213,635	7,175	—	628,016	(704,713)	—	144,113
Derivative assets	29,348	130,178	—	2,561	(2,566)	—	159,521
Others	96,191	15,759	—	29,836	(7,228)	—	134,558

Sub-total	3,037,073	375,449	—	1,688,930	(929,028)	—	4,172,424

Financial assets at FVTOCI
Equity securities	581,455	—	6,262	2,188	(28,783)	—	561,122
Loans	—	—	2,068	547,834	(497,710)	—	52,192
Sub-total	581,455	—	8,330	550,022	(526,493)	—	613,314

Total	3,618,528	375,449	8,330	2,238,952	(1,455,521)	—	4,785,738

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	4,641	(3,711)	—	16,554	(3,017)	—	14,467

Total	4,641	(3,711)	—	16,554	(3,017)	—	14,467

(*1)

For financial liabilities, positive numbers represent losses that increase balance and negative numbers represent gains that decrease balance. The statements of comprehensive income includes gain of 340,712 million Won included in net gain(loss) on financial assets at FVTPL and net gain(loss) on financial assets at FVTOCI pertaining to the assets and liabilities held by the Group at the end of the period.

(*2)	The Group recognizes transfers between levels at the end of reporting period within which events have occurred or conditions have changed.

(4)	The results of a sensitivity analysis on the rational fluctuation in the unobservable inputs used for measuring Level 3 financial instruments are as follows:

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions would have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the below table reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate related derivatives, currency related derivatives, equity related derivatives, equity-linked securities, beneficiary certificates and loans of which fair value changes are recognized as net income; (2) equity securities of which fair value changes are recognized as other comprehensive income.

Meanwhile, among the financial instruments that are classified as Level 3 amounting to 5,131,750 million Won and 4,695,688 million Won as of September 30, 2023 and December 31, 2022 respectively, equity instruments of 4,454,881 million Won and 3,196,703 million Won whose carrying amount are considered to represent the reasonable approximation of fair value are excluded from the sensitivity analysis.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

The sensitivity on fluctuation of input variables by financial instruments as of September 30, 2023 and December 31, 2022 is as follows (Unit: Korean Won in millions):

	September 30, 2023
	Net income(loss)		Other comprehensive income(loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	1,525	(280)	—	—
Loans (*2)	114	(113)	—	—
Debt securities	18	(19)	—	—
Equity securities (*2) (*3) (*4)	10,929	(8,600)	—	—
Beneficiary certificates (*4)	737	(737)	—	—
Others (*2)	4,220	(4,048)	—	—
Financial assets at FVTOCI
Equity securities (*3) (*4)	—	—	26,981	(21,562)

Total	17,543	(13,797)	26,981	(21,562)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	(17)	18	—	—

Total	(17)	18	—	—

(*1)

Fair value changes in equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical volatility of the stock price and correlation, which are major unobservable variables, by 10%, respectively.

(*2)	The change in fair value is calculated by increasing or decreasing the discount rate(5.09%~6.08%), the major unobservable inputs.
(*3)

Fair value changes in equity securities are calculated by increasing or decreasing terminal growth rate (-0.5%~0.5%) and discount rate (-1~1%) or liquidation value (-1~1%). The terminal growth rate, discount rate, and liquidation value are major unobservable variables.

(*4)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation rate of real estate which is underlying assets and discount rate by 1%.

	December 31, 2022
	Net income(loss)		Other comprehensive income(loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	2,453	(1,993)	—	—
Loans (*2)	203	(200)	—	—
Debt securities	1	—	—	—
Equity securities (*2) (*3) (*4)	10,146	(8,079)	—	—
Beneficiary certificates (*4)	737	(737)	—	—
Others (*2)	2,860	(2,790)	—	—
Financial assets at FVTOCI	—	—	—	—
Equity securities (*3) (*4)	—	—	24,370	(17,579)

Total	16,400	(13,799)	24,370	(17,579)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	41	(39)	—	—

Total	41	(39)	—	—

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(*1)

Fair value changes in equity related derivatives assets and liabilities and equity-linked securities are calculated by increasing or decreasing historical volatility of the stock price and correlation, which are major unobservable variables, by 10%, respectively. In the case of interest rate related derivative assets and liabilities, fair value changes are calculated by increasing or decreasing the volatility of interest rate, which are major unobservable variables, by 10%.

(*2)	The change in fair value is calculated by increasing or decreasing the share price (-10% to 10%) and volatility (-10% to 10%), the major unobservable inputs.
(*3)

Fair value changes in equity securities are calculated by increasing or decreasing terminal growth rate (-0.5%~0.5%) and discount rate (-1~1%) or liquidation value (-1~1%). The growth rate, discount rate, and liquidation value are major unobservable variables.

(*4)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing price fluctuation rate of real estate which is underlying assets and discount rate by 1%.

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	September 30, 2023
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	2,361,067	22,112,482	—	24,473,549	25,236,507
Loans and other financial assets at amortized cost	—	11,190,100	352,766,989	363,957,089	365,462,488
Financial liabilities:
Deposits due to customers	—	338,277,934	—	338,277,934	335,613,186
Borrowings	—	31,130,136	120,461	31,250,597	31,454,219
Debentures	—	41,420,970	—	41,420,970	42,035,290
Other financial liabilities (*)	—	31,203,835	564,758	31,768,593	32,300,357

(*)	Lease liabilities are excluded as of September 30, 2023

	December 31, 2022
	Fair value				Book value
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	2,652,449	24,623,369	—	27,275,818	28,268,516
Loans and other financial assets at amortized cost	—	6,238,724	345,952,544	352,191,268	355,760,730
Financial liabilities:
Deposits due to customers	—	343,931,576	—	343,931,576	342,105,209
Borrowings	—	26,063,256	2,135,047	28,198,303	28,429,603
Debentures	—	42,918,411	—	42,918,411	44,198,486
Other financial liabilities (*)	—	21,244,664	536,209	21,780,873	22,492,705

(*)	Lease liabilities are excluded as of December 31, 2022.

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Group determines the fair value by using valuation methods. Valuation methods and input variables for financial assets and liabilities that are measured at amortized cost are given as follows:

	Valuation methods	Input variables
Securities at amortized cost	The fair value is measured by discounting the projected cash flows of debt securities by applying risk-free market rate with credit spread.	Risk-free market rate and credit spread

Loans and other financial assets at amortized cost

The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.

Risk-free market rate, credit spread and prepayment rate

Deposits due to customers, borrowings, debentures and other financial liabilities	The fair value is measured by discounting the projected cash flows of debt products by applying the market discount rate that is reflecting credit rating of the Group.	Risk-free market rate, credit spread

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(6)	Financial instruments by category

Carrying amounts of financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

	September 30, 2023
Financial assets	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (Designated for hedging)	Total
Deposits	34,804	—	2,637,297	—	2,672,101
Securities	13,399,074	36,531,321	25,236,507	—	75,166,902
Loans	641,107	16,577	348,823,224	—	349,480,908
Derivative assets	8,403,130	—	—	64,736	8,467,866
Other financial assets	45,772	—	14,001,967	—	14,047,739

Total	22,523,887	36,547,898	390,698,995	64,736	449,835,516

	September 30, 2023
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (Designated for hedging)	Total
Deposits due to customers	34,913	335,613,186	—	335,648,099
Borrowings	167,111	31,454,219	—	31,621,330
Debentures	—	42,035,290	—	42,035,290
Derivative liabilities	8,539,466	—	235,789	8,775,255
Other financial liabilities (*)	—	32,300,357	—	32,300,357

Total	8,741,490	441,403,052	235,789	450,380,331

(*)	Lease liabilities are excluded as of September 30, 2023.

	December 31, 2022
Financial assets	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (Designated for hedging)	Total
Deposits	34,995	—	2,994,672	—	3,029,667
Securities	10,676,985	33,085,080	28,268,516	—	72,030,581
Loans	899,228	—	343,918,560	—	344,817,788
Derivative assets	8,206,181	—	—	37,786	8,243,967
Other financial assets	43,184	—	8,847,497	—	8,890,681

Total	19,860,573	33,085,080	384,029,245	37,786	437,012,684

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

	December 31, 2022
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (Designated for hedging)	Total
Deposits due to customers	35,161	342,105,209	—	342,140,370
Borrowings	12,113	28,429,603	—	28,441,716
Debentures	—	44,198,486	—	44,198,486
Derivative liabilities	8,905,125	—	202,911	9,108,036
Other financial liabilities (*)	—	22,492,707	—	22,492,707

Total	8,952,399	437,226,005	202,911	446,381,315

(*)	Lease liabilities are excluded as of December 31, 2022.

(7)	Income or expense from financial instruments by category

Income or expense from financial assets and liabilities by each category during the nine-month periods ended September 30, 2023 and 2022 are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2023
	Interest income(expense)	Fees and commissions income(expense)	Reversal (provision) of credit loss	Gain(loss) on valuation and transactions	Dividends, etc.	Total
Financial assets at FVTPL	141,722	51	—	704,326	136,846	982,945
Financial assets at FVTOCI	706,080	1,056	(13,786)	(1,868)	15,912	707,394
Securities at amortized cost	596,725	—	(5,601)	—	—	591,124
Loans and other financial assets at amortized cost	13,772,622	458,935	(1,043,412)	170,754	—	13,358,899
Financial liabilities at amortized cost	(8,608,545)	986	—	—	—	(8,607,559)
Net derivatives (designated for hedging)	—	—	—	37,153	—	37,153

Total	6,608,604	461,028	(1,062,799)	910,365	152,758	7,069,956

	For the nine-month period ended September 30, 2022
	Interest income(expense)	Fees and commissions income (expense)	Reversal (provision) of credit loss	Gain(loss) on valuation and transactions	Dividends, etc.	Total
Financial assets at FVTPL	67,888	(6)	—	669,978	101,128	838,988
Financial assets at FVTOCI	452,534	1,487	(187)	(8,846)	22,107	467,095
Securities at amortized cost	323,763	—	(2,534)	—	—	321,229
Loans and other financial assets at amortized cost	9,194,131	431,519	(613,759)	74,349	—	9,086,240
Financial liabilities at amortized cost	(3,685,092)	1,610	—	—	—	(3,683,482)
Net derivatives (designated for hedging)	—	—	—	177,035	—	177,035

Total	6,353,224	434,610	(616,480)	912,516	123,235	7,207,105

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

12.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in joint ventures and associates accounted for using the equity method of accounting are as follows:

		Percentage of ownership (%)
Joint ventures and associates (*4)	Main business	September 30, 2023	December 31, 2022	Location	Financial statements as of
Woori Bank
W Service Networks Co., Ltd. (*1)(*5)	Freight & staffing services	4.9	4.9	Korea	2023-08-31
Korea Credit Bureau Co., Ltd. (*2)	Credit information	9.9	9.9	Korea	2023-09-30
Korea Finance Security Co., Ltd. (*1)(*5)	Security service	15.0	15.0	Korea	2023-08-31
Wongwang Co., Ltd. (*3)	Wholesale and real estate	29.0	29.0	Korea	—
Sejin Construction Co., Ltd. (*3)	Construction	29.6	29.6	Korea	—
ARES-TECH Co., Ltd. (*3)	Electronic component manufacturing	23.4	23.4	Korea	—
Beomgyo.,Ltd. (*3)	Telecommunication equipment retail sales	23.1	23.1	Korea	—
NK Eng Co., Ltd. (*3)	Manufacturing	23.1	23.1	Korea	—
Woori Growth Partnerships New Technology Private Equity Fund (*8)	Other financial services	—	23.1	Korea	—
2016KIF-IMM Woori Bank Technology Venture Fund (*8)	Other financial services	—	20.0	Korea	—
K BANK Co., Ltd. (*2)(*5)	Finance	12.6	12.6	Korea	2023-08-31
Woori Bank-Company K Korea Movie Asset Fund (*13)	Other financial services	25.0	25.0	Korea	2023-09-30
Partner One Value Up I Private Equity Fund	Other financial services	23.3	23.3	Korea	2023-09-30
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	Other financial services	20.0	20.0	Korea	2023-09-30
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	Other financial services	25.0	25.0	Korea	2023-09-30
LOTTE CARD Co., Ltd. (*5)	Credit card and installment financing	20.0	20.0	Korea	2023-06-30
Union Technology Finance Investment Association	Other financial investment	29.7	29.7	Korea	2023-09-30
Dicustody Co., Ltd. (*2)	Other information technology and computer operation related services	1.0	1.0	Korea	2023-09-30
Orient Shipyard Co., Ltd. (*5)	Manufacture of sections for ships	22.7	22.7	Korea	2023-08-31
Joongang Network Solution Co.,Ltd. (*5)	Other information technology and computer operation related services	25.3	25.3	Korea	2023-06-30
Win Mortgage Co.,LTd. (*1)(*5)(*12)	Other financial services	4.5	—	Korea	2023-06-30
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	Other financial services	100.0	100.0	Korea	2023-09-30
BTS 2nd Private Equity Fund	Other financial services	20.0	20.0	Korea	2023-09-30
STASSETS FUND III	Other financial services	28.3	28.3	Korea	2023-09-30
SF CREDIT PARTNERS, LLC (*2)(*12)	Other financial services	10.0	—	Korea	2023-09-30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

		Percentage of ownership (%)
Joint ventures and associates (*4)	Main business	September 30, 2023	December 31, 2022	Location	Financial statements as of
Woori Bank (*6)
Japanese Hotel Real Estate Private Equity Fund No.2	Other financial services	19.9	19.9	Korea	2023-09-30
Woori Seoul Beltway Private Special Asset Fund No.1	Trust and collective investment	25.0	25.0	Korea	2023-09-30
Woori General Private Securities Investment Trust(Bond) No.1 (*12)	Collective investment business	25.0	—	Korea	2023-09-30
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	Collective investment business	20.3	27.9	Korea	2023-09-30
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	Collective investment business	16.4	9.2	Korea	2023-09-30
Woori General Private Securities Investment Trust(Bond) No.2 (*12)	Collective investment business	27.3	—	Korea	2023-09-30
Woori Smart General Private Equity Investment Trust 1(bond) (*12)	Collective investment business	28.6	—	Korea	2023-09-30
Woori General Private Securities Investment Trust(Bond) No.3 (*12)	Collective investment business	27.8	—	Korea	2023-09-30
Woori Asset Global Partnership Fund No. 5 (*12)	Collective investment business	57.7	—	Korea	2023-09-30

Woori Financial Capital Co., Ltd.
WOORI TAERIM 1st Fund	Other financial services	25.6	25.6	Korea	2023-09-30
Portone-Cape Fund No.1	Other financial services	20.0	20.0	Korea	2023-09-30
KIWOOM WOORI Financial 1st Fund (*7)	Other financial services	9.1	9.1	Korea	2023-09-30
DeepDive WOORI 2021-1 Financial Investment Fund (*7)	Other financial services	11.9	11.9	Korea	2023-09-30
Darwin Green Packaging Private Equity Fund	Other financial services	20.4	20.4	Korea	2023-09-30
DS Power Semicon Private Equity Fund	Other financial services	21.0	21.0	Korea	2023-09-30
Koreawide partners 2nd Private Equity Fund	Other financial services	26.7	26.7	Korea	2023-09-30

Woori Investment Bank Co., Ltd.
Woori FirstValue Private Real Estate Fund No.2	Real estate business	12.0	12.0	Korea	2023-09-30
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	Investment trust and discretionary investment business	0.1	0.1	Korea	2023-09-30

Woori Asset Management Co. Ltd.
Woori Star50 feeder fund(H)	Collective investment business	18.3	17.9	Korea	2023-09-30
Woori Together TDF 2025	Collective investment business	22.7	23.6	Korea	2023-09-30
Woori Together TDF 2030	Collective investment business	21.9	23.8	Korea	2023-09-30
Woori Together OCIO Target Return Feeder fund (Balance Bond) (* (*12)	Collective investment business	20.8	—	Korea	2023-09-30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

		Percentage of ownership (%)
Joint ventures and associates (*4)	Main business	September 30, 2023	December 31, 2022	Location	Financial statements as of
Woori Multi Return Private Securities Investment Trust 2(Balanced Bond)(*12)	Collective investment business	29.2	—	Korea	2023-09-30

Woori Private Equity Asset Management Co., Ltd.
Australia Green Energy 1st PEF(*2)	Other financial services	4.0	4.0	Korea	2023-09-30
Aarden Woori Apparel 1st Private Equity Fund (*2)	Other financial services	0.5	0.5	Korea	2023-09-30
Woori Dyno 1st Private Equity Fund (*2)	Other financial services	19.6	19.6	Korea	2023-09-30
Woori Venture Partners Co., Ltd.
KTB-KORUS FUND(*9)	Asset Management	37.5	—	Korea	2023-09-30
KTB China Platform Fund(*9)(*10)(*11)	Asset Management	18.7	—	Korea	2023-09-30
KTBN Venture Fund No.7(*9)(*10)	Asset Management	20.1	—	Korea	2023-09-30
KTBN Venture Fund No.8(*10)	Asset Management	21.7	—	Korea	2023-09-30
KTBN Digital Contents Korea Fund No.9(*9)(*10)	Asset Management	30.0	—	Korea	2023-09-30
KTBN Media Contents Fund(*9)(*10)(*11)	Asset Management	15.0	—	Korea	2023-09-30
KTB China Synergy Fund(*10)(*11)	Asset Management	15.1	—	Korea	2023-09-30
NAVER-KTB Audio Contents Fund(*11)	Asset Management	1.0	—	Korea	2023-09-30
KTBN Venture Fund No.13(*10)(*11)	Asset Management	19.6	—	Korea	2023-09-30
KTBN Future Contents Fund(*10)(*11)	Asset Management	13.3	—	Korea	2023-09-30
KTBN Venture Fund No.16(*11)	Asset Management	10.3	—	Korea	2023-09-30
KTBN Venture Fund No.18(*11)	Asset Management	10.1	—	Korea	2023-09-30
KB-KTB Technology Venture Fund(*11)	Asset Management	18.2	—	Korea	2023-09-30
DAOL 2022 Scaleup Venture Fund	Asset Management	20.0	—	Korea	2023-09-30
DAOL 2022 Start-up Venture Fund	Asset Management	30.1	—	Korea	2023-09-30
KTB-NHN China Private Equity Fund(*9)	Asset Management	33.3	—	Korea	2023-09-30
KTBN GI Private Equity Fund(*11)	Asset Management	5.0	—	Korea	2023-09-30
Chirochem	Medical material Manufacturing	28.6	—	Korea	2023-09-30

Japanese Hotel Real Estate Private Equity Fund 1
Godo Kaisha Oceanos 1 (*5)	Other financial services	47.8	47.8	Japan	2023-07-31

Woori G Japan Private Placement Real Estate Master Investment Trust No.2
Woori Zip 1 (*5)	Other financial services	62.4	64.0	Japan	2023-06-30
Woori Zip 2 (*5)	Other financial services	62.8	64.0	Japan	2023-06-30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

		Percentage of ownership (%)
Joint ventures and associates (*4)	Main business	September 30, 2023	December 31, 2022	Location	Financial statements as of
Woori bank and Woori card Co., Ltd. (*6)
Dongwoo C & C Co., Ltd. (*3)	Construction	24.5	24.5	Korea	—
SJCO Co., Ltd. (*3)	Aggregate transportation and wholesale	29.8	29.8	Korea	—
G2 Collection Co., Ltd. (*3)	Wholesale and retail sales	29.2	29.2	Korea	—
KG Fashion Co., Ltd.(*3)(*12)	Manufacturing	20.8	—	Korea	—
Kyesan Engineering Co., Ltd. (*3)	Construction	23.3	23.3	Korea	—
Good Software Lap Co., Ltd. (*3)	Service	29.4	29.4	Korea	—
Force Tech Co.,Ltd.(*8)	Manufacturing	—	24.5	Korea	—
DAEA SNC Co., Ltd. (*3)	Wholesale and retail sales	25.5	25.5	Korea	—
PREXCO Co., Ltd. (*3)	Manufacturing	28.1	28.1	Korea	—
JiWon Plating Co., Ltd. (*3)	Plating	20.8	20.8	Korea	—
Youngdong Sea Food Co., Ltd. (*3)	Processed sea food manufacturing	24.5	24.5	Korea	—
KUM HWA Co., Ltd.	Telecommunication equipment retail sales	20.1	20.1	Korea	2023-09-30
Jinmyung Plus Co., Ltd. (*5)	Manufacturing	21.3	21.3	Korea	2023-06-30

Woori bank and Woori Financial Capital Co., Ltd. (*6)
JC Assurance No.2 Private Equity Fund	Other financial services	23.5	23.5	Korea	2023-09-30
Dream Company Growth no.1 PEF	Other financial services	27.8	27.8	Korea	2023-09-30
HMS-Oriens 1st Fund	Other financial services	22.8	22.8	Korea	2023-09-30
Woori G Senior Loan Private Placement Investment Trust No.1	Collective investment business	21.7	21.7	Korea	2023-09-30
Genesis Eco No.1 Private Equity Fund	Other financial services	29.0	29.0	Korea	2023-09-30
Paratus Woori Material Component Equipment joint venture company	Other financial investment	29.9	29.9	Korea	2023-09-30
Midas No. 8 Private Equity Joint Venture Company	Other financial services	28.5	28.5	Korea	2023-09-30
Orchestra Private Equity Fund IV	Other financial services	28.2	28.2	Korea	2023-09-30
Synaptic Green No.1 PEF	Other financial services	21.1	21.1	Korea	2023-09-30
IGEN2022No. 1 Private Equity Fund	Other financial services	24.8	24.8	Korea	2023-09-30
PCC-Woori LP Secondary Fund	Other financial investment	38.9	38.8	Korea	2023-09-30
Synaptic Future Growth Private Equity Fund 1 (*12)	Other financial investment	23.8	—	Korea	2023-09-30

Woori Bank and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori-Q Corporate Restructuring Private Equity Fund	Other financial services	32.4	35.6	Korea	2023-09-30

Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Bank Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori-Shinyoung Growth-Cap Private Equity Fund I	Other financial services	35.0	35.0	Korea	2023-09-30

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

		Percentage of ownership (%)
Joint ventures and associates (*4)	Main business	September 30, 2023	December 31, 2022	Location	Financial statements as of
NH Woori Newdeal Growth Alpha Private Equity Fund 1(*12)	Other financial services	32.7	—	Korea	2023-09-30

Woori Bank and Woori Asset Management Co. Ltd.(*6)
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	Collective investment business	20.8	23.1	Korea	2023-09-30

(*1)	Most of the significant business transactions of associates are with the Group as of September 30, 2023 and December 2022.
(*2)	The Group can participate in decision-making body and exercise significant influence over financial policies and operational policies decision making of the associates.
(*3)	There is no investment balance as of September 30, 2023 and December 2022.
(*4)

Woori G Oncorp Corporate support of Major Industry General Type Private Placement Investment Trust (Type 2) and other 14 joint ventures and associates can exercise significant influence but was classified as an item measured at fair value through profit or loss.

(*5)

The equity method was applied using the most recent financial statements available from the settlement date because no financial statements were available at the end of the reporting period and the significant transactions or events that occurred between the end of the reporting period of the associate and the end of the reporting period of the subsidiary were duly reflected.

(*6)	Two or more subsidiaries may invest or operate to exert significant influence on the decision-making process for activities related to the investee.
(*7)	The Group can participate as a co-GP(General Partner) to exercise significant influence.
(*8)	It was excluded from associates in current period.
(*9)	It has been liquidating as of September 30, 2023.
(*10)

In the event of liquidation, if the distribution paid to or to be paid to members falls short of the amount invested, an agreement is made to bear the shortfall in preference to other members within the limit of a certain amount within the investment amount.

(*11)	The Group classified it as an associate because it has significant influence as a general partner of the investment association.
(*12)	It was added to associates in current period.
(*13)	It was dissolved for the year ended December 31, 2021, and it is scheduled to be liquidated.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(2)	Changes in the carrying value of investments in joint ventures and associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2023
	Acquisition cost	January 1, 2023	Share of profits(losses) and others	Acquisition	Business combination	Disposal/ Reclassification	Dividends	Change in capital	September 30, 2023
W Service Networks Co., Ltd.	108	208	(8)	—	—	—	(5)	—	195
Korea Credit Bureau Co., Ltd.	3,313	5,709	2,056	—	—	—	(90)	—	7,675
Korea Finance Security Co., Ltd.	3,267	2,374	(108)	—	—	—	—	1,010	3,276
Woori Growth Partnerships New Technology Private Equity Fund	—	10,889	(51)	—	—	(10,838)	—	—	—
2016KIF-IMM Woori Bank Technology Venture Fund	—	9,474	539	—	—	(10,013)	—	—	—
K BANK Co., Ltd.	236,232	247,789	3,632	—	—	—	—	5,608	257,029
Woori Bank-Company K Korea Movie Asset Fund	—	239	52	—	—	—	—	—	291
Partner One Value Up I Private Equity Fund	5,039	4,278	(904)	—	—	—	—	—	3,374
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	4,356	10,285	1,098	—	—	(3,200)	—	—	8,183
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,392	4,355	—	38	—	—	—	—	4,393
LOTTE CARD Co.,Ltd.	346,810	514,131	80,011	—	—	—	(13,199)	(4,071)	576,872
Union Technology Finance Investment Association	13,449	14,462	(343)	—	—	(1,188)	—	—	12,931
Dicustody Co., Ltd.	1	1	—	—	—	—	—	—	1
Orient Shipyard Co., Ltd.(*)	—	—	—	—	—	—	—	—	—
Joongang Network Solution Co.,Ltd.	—	—	24	—	—	—	—	86	110
Win Mortgage Co.,LTd.	23	—	76	23	—	—	(2)	—	97
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,000	10,243	219	—	—	—	—	—	10,462
BTS 2nd Private Equity Fund	5,226	2,881	(186)	2,200	—	—	—	—	4,895
STASSETS FUND III	3,000	1,230	(245)	1,500	—	—	—	—	2,485
SF CREDIT PARTNERS, LLC	6,540	—	—	6,540	—	—	—	—	6,540
Japanese Hotel Real Estate Private Equity Fund No.2	3,174	2,855	91	—	—	—	(116)	(152)	2,678
Woori Seoul Beltway Private Special Asset Fund No.1	11,677	9,874	325	1,915	—	—	(319)	—	11,795
Woori General Private Securities Investment Trust(Bond) No.1	50,000	—	877	50,000	—	—	—	—	50,877
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	110,000	112,025	5,774	—	—	—	(3,779)	—	114,020

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

	For the nine-month period ended September 30, 2023
	Acquisition cost	January 1, 2023	Share of profits(losses) and others	Acquisition	Business combination	Disposal/ Reclassification	Dividends	Change in capital	September 30, 2023
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	10,000	10,182	348	—	—	—	(359)	—	10,171
Woori General Private Securities Investment Trust(Bond) No.2	30,000	—	313	30,000	—	—	—	—	30,313
Woori Smart General Private Equity Investment Trust 1(bond)	40,000	—	431	40,000	—	—	—	—	40,431
Woori General Private Securities Investment Trust(Bond) No.2	50,000	—	17	50,000	—	—	—	—	50,017
Woori Asset Global Partnership Fund No.5	22,500	—	(6)	22,500	—	—	—	—	22,494
WOORI TAERIM 1st Fund	1,100	988	—	—	—	—	—	—	988
Portone-Cape Fund No.1	340	464	(186)	—	—	—	—	—	278
KIWOOM WOORI Financial 1st Fund	545	953	(10)	—	—	(455)	—	—	488
DeepDive WOORI 2021-1 Financial Investment Fund	327	878	223	—	—	(574)	(74)	—	453
Darwin Green Packaging Private Equity Fund	4,000	3,945	108	—	—	—	(80)	—	3,973
DS Power Semicon Private Equity Fund	3,000	2,976	213	—	—	—	(218)	—	2,971
Koreawide partners 2nd Private Equity Fund	20,000	20,000	(208)	—	—	—	—	—	19,792
Woori FirstValue Private Real Estate Fund No.2	9,000	558	—	—	—	—	—	—	558
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	54	102	16	—	—	(48)	(2)	—	68
Woori Star50 feeder fund(H)	200	126	(11)	—	—	—	—	—	115
Woori Together TDF 2025	2,000	1,990	77	—	—	—	—	—	2,067
Woori Together TDF 2030	2,000	2,033	99	—	—	—	—	—	2,132
Woori Together OCIO Target Return Feeder fund (Balance Bond)	1,000	—	(120)	—	—	10,028	—	—	9,908
Woori Multi Return Private Securities Investment Trust 2(Balanced Bond)	12,000	—	17	—	—	12,311	—	—	12,328
Australia Green Energy 1st PEF	4,913	4,858	(36)	—	—	—	—	—	4,822
Aarden Woori Apparel 1st Private Equity Fund	100	97	36	—	—	—	—	—	133
Woori Dyno 1st Private Equity Fund	2,000	1,994	4	—	—	—	—	—	1,998
KTB-KORUS FUND	3,626	—	31	—	3,626	—	—	—	3,657
KTB China Platform Fund	17,023	—	(152)	—	17,023	—	—	—	16,871
KTBN Venture Fund No.7	16,972	—	(426)	—	16,972	—	(703)	—	15,843
KTBN Venture Fund No.8	3,325	—	27	—	3,325	—	—	—	3,352
KTBN Digital Contents Korea Fund No.9	5,329	—	34	—	5,329	—	—	—	5,363
KTBN Media Contents Fund	330	—	13	—	330	—	—	—	343

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

	For the nine-month period ended September 30, 2023
	Acquisition cost	January 1, 2023	Share of profits(losses) and others	Acquisition	Business combination	Disposal/ Reclassification	Dividends	Change in capital	September 30, 2023
KTB China Synergy Fund	21,629	—	(50)	—	21,629	—	—	—	21,579
NAVER-KTB Audio Contents Fund	284	—	(4)	—	284	—	—	—	280
KTBN Venture Fund No.13	13,279	—	2,846	—	13,279	—	(2,528)	—	13,597
KTBN Future Contents Fund	3,892	—	(15)	—	3,892	—	—	—	3,877
KTBN Venture Fund No.16	17,546	—	1,157	—	17,546	—	—	—	18,703
KTBN Venture Fund No.18	26,308	—	350	2,850	23,458	—	—	—	26,658
KB-KTB Technology Venture Fund	7,755	—	(90)	2,000	5,755	—	—	—	7,665
DAOL 2022 Scaleup Venture Fund	7,216	—	(280)	6,861	355	—	—	—	6,936
DAOL 2022 Start-up Venture Fund	2,564	—	(86)	—	2,564	—	—	—	2,478
KTB-NHN China Private Equity Fund	1,272	—	(37)	—	1,272	—	—	75	1,310
KTBN GI Private Equity Fund	189	—	281	—	189	—	—	59	529
Chirochem	102	—	—	—	102	—	—	—	102
Godo Kaisha Oceanos 1	10,800	8,788	46	—	—	—	(527)	(129)	8,178
Woori Zip 1	8,869	8,690	(123)	—	—	(385)	—	(473)	7,709
Woori Zip 2	12,306	12,180	(100)	—	—	(621)	—	(660)	10,799
KG Fashion Co., Ltd.(*)	—	—	—	—	—	—	—	—	—
KUM HWA Co., Ltd. (*)	—	—	—	—	—	—	—	—	—
Jinmyung Plus Co., Ltd.	—	10	2	—	—	—	—	—	12
JC Assurance No.2 Private Equity Fund	29,349	—	—	—	—	—	—	—	—
Dream Company Growth no.1 PEF	7,153	7,861	376	—	—	—	(414)	—	7,823
HMS-Oriens 1st Fund	12,000	13,252	582	—	—	—	—	—	13,834
Woori G Senior Loan Private Placement Investment Trust No.1	77,142	81,861	2,384	—	—	(2,619)	(2,756)	—	78,870
Genesis Eco No.1 Private Equity Fund	12,000	11,216	(183)	—	—	—	—	—	11,033
Paratus Woori Material Component Equipment joint venture company	17,700	17,250	(205)	—	—	—	—	—	17,045
Midas No. 8 Private Equity Joint Venture Company	18,537	18,713	349	—	—	—	(530)	—	18,532
Orchestra Private Equity Fund IV	9,878	9,698	(107)	—	—	—	—	—	9,591
Synaptic Green No.1 PEF	8,000	7,793	(146)	—	—	—	—	—	7,647
IGEN2022No. 1 Private Equity Fund	7,822	8,010	396	—	—	—	(363)	—	8,043
PCC-Woori LP Secondary Fund	10,435	12,984	(31)	—	—	(4)	—	—	12,949
Synaptic Future Growth Private Equity Fund	4,857	—	(90)	4,857	—	—	—	—	4,767
Woori-Q Corporate Restructuring Private Equity Fund	17,441	27,536	1,119	96	—	(9,718)	—	—	19,033

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

	For the nine-month period ended September 30, 2023
	Acquisition cost	January 1, 2023	Share of profits(losses) and others	Acquisition	Business combination	Disposal/ Reclassification	Dividends	Change in capital	September 30, 2023
Woori-Shinyoung Growth-Cap Private Equity Fund I	17,018	43,274	(1,492)	—	—	—	—	—	41,782
NH Woori Newdeal Growth Alpha Private Equity Fund 1	34,006	—	(1,451)	34,006	—	—	—	—	32,555
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	2,700	1,074	88	2,000	—	(443)	—	—	2,719

	1,486,629	1,305,636	99,267	257,386	136,930	(17,767)	(26,064)	1,353	1,756,741

(*)

The amount for which no loss was recognized for associates due to discontinuation of the equity method was 2 million Won for KUM HWA Co., Ltd., 15 million Won for Orient Shipyard Co.,Ltd., 102 million Won in KG FASHION CO., LTD. and the accumulated amount is 4 million Won for KUM HWA Co., Ltd., 15 million Won for Orient Shipyard Co.,Ltd., 102 million Won in KG FASHION CO., LTD.

	For the nine-month period ended September 30, 2022
	Acquisition cost	January 1, 2022	Share of profits(losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	September 30, 2022
W Service Networks Co., Ltd.	108	183	31	—	—	(4)	—	210
Korea Credit Bureau Co., Ltd.	3,313	9,423	(3,597)	—	—	—	—	5,826
Korea Finance Security Co., Ltd.	3,267	3,101	(610)	—	—	—	—	2,491
Woori Growth Partnerships New Technology Private Equity Fund	12,942	12,448	532	—	(2,049)	—	—	10,931
2016KIF-IMM Woori Bank Technology Venture Fund	7,594	12,630	(1,432)	—	(802)	(736)	—	9,660
K BANK Co., Ltd.	236,232	239,493	7,996	—	—	—	(4,799)	242,690
Woori Bank-Company K Korea Movie Asset Fund	—	345	91	—	—	—	—	436
Partner One Value Up I Private Equity Fund	5,039	6,576	(2,863)	—	—	—	—	3,713
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	7,556	11,153	1,472	—	(2,180)	—	—	10,445
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,305	4,254	—	50	—	—	—	4,304
LOTTE CARD Co.,Ltd.	346,810	458,295	40,851	—	—	(12,960)	8,068	494,254
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,000	10,070	109	—	—	—	—	10,179
Genesis Environmental Energy Company 1st Private Equity Fund	—	4,126	(41)	—	(3,738)	(347)	—	—
Union Technology Finance Investment Association	15,000	12,388	(200)	2,250	—	—	—	14,438
Dicustody Co., Ltd.	1	1	—	—	—	—	—	1
BTS 2nd Private Equity Fund	3,026	—	(86)	3,026	—	—	—	2,940
Japanese Hotel Real Estate Private Equity Fund 2	3,174	3,196	140	—	—	(279)	(116)	2,941
Woori Seoul Beltway Private Special Asset Fund	9,152	7,551	163	1,659	—	(156)	—	9,217
Woori Multi Return Private Securities Investment Trust 3(Balanced Bond)	—	10,023	—	—	(9,950)	(73)	—	—

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

	For the nine-month period ended September 30, 2022
	Acquisition cost	January 1, 2022	Share of profits(losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	September 30, 2022
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	160,000	151,822	1,259	50,000	(40,002)	(1,972)	—	161,107
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	10,000	—	67	10,000	—	(48)	—	10,019
WOORI TAERIM 1st Fund	1,100	991	(3)	—	—	—	—	988
Portone-Cape Fund No.1	340	489	(20)	—	—	—	—	469
KIWOOM WOORI Financial 1st Investment Fund	1,000	973	(15)	—	—	—	—	958
DeepDive WOORI 2021-1 Financial Investment Fund	900	993	(8)	—	(100)	(3)	—	882
Darwin Green Packaging Private Equity Fund	4,000	3,957	404	—	—	(400)	—	3,961
DS Power Semicon Private Equity Fund	3,000	—	236	3,000	—	(269)	—	2,967
Koreawide partners 2nd Private Equity Fund	20,000	—	—	20,000	—	—	—	20,000
Woori FirstValue Private Real Estate Fund No.2	9,000	763	(6)	—	(199)	—	—	558
Woori G Real Infrastructure Blind General Type Private Placement Investment Trust	100	100	2	—	—	—	—	102
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	1,200	—	(177)	—	1,235	—	—	1,058
Woori Together TDF 2025	2,000	—	(188)	—	2,192	—	—	2,004
Woori Together TDF 2030	2,000	—	(210)	—	2,248	—	—	2,038
Woori Hanhwa Eureka Private Equity Fund	15	327	(50)	—	(148)	(49)	—	80
Aarden Woori Apparel 1st Private Equity Fund	100	99	(1)	—	—	—	—	98
Woori Dyno 1st Private Equity Fund	2,000	—	(12)	2,000	—	—	—	1,988
Australia Green Energy 1st PEF	4,913	—	(1)	4,913	—	—	—	4,912
Godo Kaisha Oceanos 1	10,800	9,905	36	—	—	(950)	(97)	8,894
Woori Zip 1	10,143	10,496	(71)	—	—	—	(377)	10,048
Woori Zip 2	14,254	14,732	(110)	—	—	—	(529)	14,093
Force TEC Co., Ltd. (*)	—	—	56	—	—	—	(56)	—
KUM HWA Co., Ltd. (*)	—	—	—	—	—	—	—	—
Jinmyung Plus Co., Ltd	—	—	13	—	—	—	—	13
JC Assurance No.2 Private Equity Fund	29,349	17,728	(17,728)	—	—	—	—	—
Dream Company Growth no.1 PEF	7,412	7,914	432	—	—	(471)	—	7,875
HMS-Oriens 1st Fund	12,000	12,007	876	—	—	—	—	12,883
Woori G Senior Loan No.1	81,274	88,029	2,844	14,073	(19,888)	(2,782)	—	82,276
Genesis Eco No.1 Private Equity Fund	12,000	11,120	(52)	194	—	—	—	11,262
Paratus Woori Materials, Parts, Equipments Private Equity Fund	17,700	17,493	(177)	—	—	—	—	17,316
Midas No. 8 Private Equity Joint Venture Company	18,735	18,968	339	—	—	(530)	—	18,777
Orchestra Private Equity Fund IV	10,000	—	(266)	10,000	—	—	—	9,734
Synaptic Green No.1 PEF	8,000	—	(170)	8,000	—	—	—	7,830
IGEN2022No. 1 Private Equity Fund	7,822	—	680	8,000	(475)	(165)	—	8,040
PCC-Woori LP Secondary Fund	10,100	12,350	252	—	—	—	—	12,602

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

	For the nine-month period ended September 30, 2022
	Acquisition cost	January 1, 2022	Share of profits(losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital	September 30, 2022
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	10,000	73,787	(3,578)	—	(60,509)	(190)	—	9,510
Woori-Q Corporate Restructuring Private Equity Fund	26,790	46,155	997	262	(18,908)	—	—	28,506
Woori-Shinyoung Growth-Cap Private Equity Fund I	17,018	28,713	10,870	—	—	—	—	39,583

	1,192,584	1,335,167	39,076	137,427	(153,273)	(22,384)	2,094	1,338,107

(*)

As a result of discontinuation of the equity method, related companies’ losses amount not recognized is 489 million Won for Force TEC Co., Ltd. and 1 million Won for KUM HWA Co., Ltd. and cumulated amount is 1,286 million Won for Force TEC Co., Ltd. and 3 million Won for KUM HWA Co., Ltd.

(3)	Summary financial information relating to investments in joint ventures and associates accounted for using the equity method of accounting is as follows (Unit: Korean Won in millions):

	September 30, 2023
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
W Service Networks Co., Ltd.	6,839	2,871	14,311	646	—	646
Korea Credit Bureau Co., Ltd.	129,211	54,274	120,454	20,541	—	20,541
Korea Finance Security Co., Ltd.	35,375	13,533	32,633	(520)	—	(520)
K BANK Co., Ltd.	19,494,684	17,622,679	591,065	36,369	37,335	73,704
Woori Bank-Company K Korea Movie Asset Fund (*1)	1,163	—	226	207	—	207
Partner One Value Up I Private Equity Fund	14,697	192	(3,592)	(3,889)	—	(3,889)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	41,063	154	6,031	5,504	—	5,504
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,672	—	1	(189)	—	(189)
LOTTE CARD Co., Ltd. (*2)	21,685,283	18,599,714	1,266,356	304,618	(14,879)	289,739
Union Technology Finance Investment Association	43,820	282	2,256	1,389	—	1,389
Dicustody Co., Ltd.	93	—	—	(2)	—	(2)
Orient Shipyard Co., Ltd.	10,767	27,225	—	(65)	—	(65)
Joongang Network Solution Co.,Ltd.	1,596	3,159	4,082	93	—	93
Win Mortgage Co.,LTd.	3,908	1,761	5,786	205	—	205
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,465	1	148	145	—	145
BTS 2nd Private Equity Fund	25,030	556	4	(931)	—	(931)
STASSETS FUND III	9,091	309	58	(866)	—	(866)
SF CREDIT PARTNERS, LLC	71,469	11,364	3,457	(5,601)	—	(5,601)
Japanese Hotel Real Estate Private Equity Fund No.2	13,495	12	54	48	(763)	(715)
Woori Seoul Beltway Private Special Asset Fund No.1	47,179	2	1,338	1,299	—	1,299
Woori General Private Securities Investment Trust(Bond) No.1	414,619	211,109	7,411	3,510	—	3,510
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	662,181	99,379	21,628	19,450	—	19,450
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	68,050	5,906	3,457	3,279	—	3,279
Woori General Private Securities Investment Trust(Bond) No.2	223,827	112,679	2,818	1,148	—	1,148
Woori Smart General Private Equity Investment Trust 1(bond)	288,805	147,296	3,530	1,510	—	1,510
Woori General Private Securities Investment Trust(Bond) No.3	533,144	353,091	1,759	53	—	53
Woori Asset Global Partnership Fund No.5	39,003	14	3	(11)	—	(11)
WOORI TAERIM 1st Fund	4,045	183	—	—	—	—
Portone-Cape Fund No.1	1,464	75	—	(954)	—	(954)
KIWOOM WOORI Financial 1st Fund	5,398	20	—	(108)	—	(108)
DeepDive WOORI 2021-1 Financial Investment Fund	3,829	22	1,992	1,870	—	1,870
Darwin Green Packaging Private Equity Fund	19,467	—	759	527	—	527

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

	September 30, 2023
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
DS Power Semicon Private Equity Fund	14,200	40	950	825	—	825
Koreawide partners 2nd Private Equity Fund	75,080	860	—	(743)	—	(743)
Woori FirstValue Private Real Estate Fund No.2	67,009	62,357	17	4	—	4
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	112,515	79	2,494	1,621	—	1,621
Woori Star50 feeder fund(H)	638	3	66	(61)	—	(61)
Woori Together TDF 2025	9,047	1	1,631	214	—	214
Woori Together TDF 2030	9,682	—	1,690	276	—	276
Woori Together OCIO Target Return Feeder fund (Balance Bond)	47,475	—	63	63	—	63
Woori Multi Return Private Securities Investment Trust 2(Balanced Bond)	59,635	17,329	3,011	1,418	—	1,418
Australia Green Energy 1st PEF	121,703	13	342	(929)	—	(929)
Aarden Woori Apparel 1st Private Equity Fund	28,295	84	—	(251)	—	(251)
Woori Dyno 1st Private Equity Fund	10,233	43	177	51	—	51
KTB-KORUS FUND	9,753	—	84	83	—	83
KTB China Platform Fund	90,241	1	—	(815)	—	(815)
KTBN Venture Fund No.7	78,867	—	2,328	(495)	—	(495)
KTBN Venture Fund No.8	15,586	166	3,727	(690)	—	(690)
KTBN Digital Contents Korea Fund No.9	19,459	1,583	200	(1,924)	—	(1,924)
KTBN Media Contents Fund	2,285	—	181	181	—	181
KTB China Synergy Fund	152,943	9,657	2,327	(887)	—	(887)
NAVER-KTB Audio Contents Fund	28,528	488	1	(491)	—	(491)
KTBN Venture Fund No.13	69,923	579	16,013	15,645	—	15,645
KTBN Future Contents Fund	29,447	371	21	(357)	—	(357)
KTBN Venture Fund No.16	183,783	1,428	13,338	12,514	—	12,514
KTBN Venture Fund No.18	264,721	1,881	6,889	4,964	—	4,964
KB-KTB Technology Venture Fund	42,436	280	119	(720)	—	(720)
DAOL 2022 Scaleup Venture Fund	35,459	822	352	(2,085)	—	(2,085)
DAOL 2022 Start-up Venture Fund	8,384	154	37	(427)	—	(427)
KTB-NHN China Private Equity Fund	3,936	7	—	(9)	225	216
KTBN GI Private Equity Fund	10,645	57	—	4,912	1,188	6,100
Chirochem	732	375	3,161	148	—	148
Godo Kaisha Oceanos 1	62,443	45,337	2,088	96	—	96
Woori Zip 1	44,440	31,523	1,582	(196)	—	(196)
Woori Zip 2	62,611	44,746	2,333	(159)	—	(159)
KG Fashion Co., Ltd.	2,546	2,918	729	(478)	—	(478)
KUM HWA Co., Ltd.	4	167	—	—	—	—
Jinmyung Plus Co., Ltd.	530	472	105	(10)	—	(10)
JC Assurance No.2 Private Equity Fund	121,596	3	—	(623)	—	(623)
Dream Company Growth no.1 PEF	28,409	248	1,490	1,350	—	1,350
HMS-Oriens 1st Fund	60,644	4	2,960	2,551	—	2,551
Woori G Senior Loan Private Placement Investment Trust No.1	364,298	20	13,410	12,631	—	12,631
Genesis Eco No.1 Private Equity Fund	38,064	—	—	(633)	—	(633)
Paratus Woori Material Component Equipment joint venture company	58,298	1,289	—	(685)	—	(685)
Midas No. 8 Private Equity Joint Venture Company	65,291	234	1,935	1,223	—	1,223
Orchestra Private Equity Fund IV	34,047	—	—	(380)	—	(380)
Synaptic Green No.1 PEF	36,326	—	3	(693)	—	(693)
IGEN2022No. 1 Private Equity Fund	32,371	—	1,847	1,591	—	1,591
PCC-Woori LP Secondary Fund	33,826	493	445	(123)	—	(123)
Synaptic Future Growth Private Equity Fund 1	20,132	69	—	(378)	—	(378)
Woori-Q Corporate Restructuring Private Equity Fund	60,459	488	1,649	181	—	181
Woori-Shinyoung Growth-Cap Private Equity Fund I	120,693	1,213	(3,007)	(4,031)	—	(4,031)
NH Woori Newdeal Growth Alpha Private Equity Fund 1	100,323	794	2	(2,703)	—	(2,703)
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	13,184	77	944	628	—	628

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(*1)	It is scheduled to be dissolved because of liquidation for the year ended December 31, 2021.
(*2)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group.

	December 31, 2022
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
W Service Networks Co., Ltd.	7,052	2,825	19,697	1,215	—	1,215
Korea Credit Bureau Co., Ltd.	155,165	100,065	144,907	13,809	—	13,809
Korea Finance Security Co., Ltd.	28,792	12,964	47,043	(3,856)	—	(3,856)
Woori Growth Partnerships New Technology Private Equity Fund	47,394	208	2,978	2,185	—	2,185
2016KIF-IMM Woori Bank Technology Venture Fund	47,979	609	665	(7,839)	—	(7,839)
K BANK Co., Ltd.	16,694,289	14,896,426	491,880	91,059	(32,156)	58,903
Woori Bank-Company K Korea Movie Asset Fund (*1)	989	33	462	324	—	324
Partner One Value Up I Private Equity Fund	18,395	—	(9,431)	(9,831)	—	(9,831)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	51,804	385	8,092	7,288	—	7,288
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,811	95	1	(383)	—	(383)
LOTTE CARD Co., Ltd. (*2)	19,983,059	17,179,093	1,925,577	268,096	43,162	311,258
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,246	1	218	170	—	170
Union Technology Finance Investment Association	48,991	299	2,300	632	—	632
Dicustody Co., Ltd.	95	—	—	(3)	—	(3)
Orient Shipyard Co., Ltd.	10,832	27,225	—	(16,467)	—	(16,467)
BTS 2nd Private Equity Fund	15,012	608	1	(725)	—	(725)
STASSETS FUND III	4,660	313	37	(953)	—	(953)
Japanese Hotel Real Estate Private Equity Fund 2	14,387	13	1,050	968	(1,186)	(218)
Woori Seoul Beltway Private Special Asset Fund No.1	39,497	2	1,028	984	—	984
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	468,357	67,022	14,189	11,804	—	11,804
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	115,781	4,508	1,899	1,763	—	1,763
WOORI TAERIM 1st Fund	4,047	185	—	(13)	—	(13)
Portone-Cape Fund No.1	2,344	26	—	(129)	—	(129)
KIWOOM WOORI Financial 1st Investment Fund	10,597	111	1	(222)	—	(222)
DeepDive WOORI 2021-1 Financial Investment Fund	7,412	37	57	(103)	—	(103)
Darwin Green Packaging Private Equity Fund	19,332	—	2,215	1,904	—	1,904
DS Power Semicon Private Equity Fund	14,230	44	1,185	937	—	937
Koreawide partners 2nd Private Equity Fund	77,039	2,038	3,020	1	—	1
Woori FirstValue Private Real Estate Fund No.2	67,005	62,357	3	(54)	—	(54)
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	73,064	56	3,140	2,874	—	2,874
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	4,667	12	389	(636)	—	(636)
Woori Together TDF 2025	8,513	16	1,287	(1,018)	—	(1,018)
Woori Together TDF 2030	8,615	—	1,352	(1,108)	—	(1,108)
WOORI Star50 feeder fund(H)	709	—	48	(480)	—	(480)
Aarden Woori Apparel 1st Private Equity Fund	20,750	89	8	(325)	—	(325)
Woori Dyno 1st Private Equity Fund	10,212	43	200	(31)	—	(31)
Australia Green Energy 1st PEF	122,634	14	30	(1,380)	—	(1,380)
Godo Kaisha Oceanos 1	63,741	45,358	2,942	176	—	176
Woori Zip 1	48,309	34,346	2,085	(215)	—	(215)
Woori Zip 2	68,388	48,927	3,069	(198)	—	(198)
Force TEC Co., Ltd.	10,489	24,804	25,182	(2,664)	—	(2,664)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

	December 31, 2022
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income(loss)	Total comprehensive income(loss)
KUM HWA Co., Ltd.	4	159	—	(8)	—	(8)
Jinmyung Plus Co.,Ltd.	696	649	177	(9)	—	(9)
JC Assurance No.2 Private Equity Fund	122,015	3	—	(929)	—	(929)
Dream Company Growth no.1 PEF	28,351	50	1,695	1,506	—	1,506
HMS-Oriens 1st Fund	58,095	6	3,829	3,279	—	3,279
Woori G Senior Loan Private Placement Investment Trust No.1	378,145	23	18,584	17,496	—	17,496
Genesis Eco No.1 Private Equity Fund	38,700	5	48	(593)	—	(593)
Paratus Woori Material Component Equipment joint venture company	58,311	617	7	(812)	—	(812)
Midas No. 8 Private Equity Joint Venture Company	65,936	242	1,928	977	—	977
Orchestra Private Equity Fund IV	34,427	—	1,580	878	—	878
Synaptic Green No.1 PEF	37,017	—	4	(983)	—	(983)
IGEN2022No. 1 Private Equity Fund	32,362	122	3,166	2,616	—	2,616
PCC-Woori LP Secondary Fund	33,591	168	6,127	1,152	—	1,152
Woori-Q Corporate Restructuring Private Equity Fund	75,973	418	3,019	(4,696)	—	(4,696)
Woori-Shinyoung Growth-Cap Private Equity Fund I	123,824	312	41,780	40,544	—	40,544

(*1)	It is scheduled to be dissolved because of liquidation for the year ended December 31, 2021.
(*2)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(4)	The entities that the Group has not applied equity method of accounting although the Group’s ownership interest is more than 20% as of September 30, 2023 and December 31, 2022 are as follows:

	September 30, 2023
Associate (*)	Number of shares owned	Ownership (%)
CL Tech Co., Ltd.	10,191	28.6

(*)

Although the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, accordingly it is excluded from the investment in joint ventures and associates.

	December 31, 2022
Associate (*)	Number of shares owned	Ownership (%)
CL Tech Co., Ltd.	10,191	28.6

(*)

Although the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, accordingly it is excluded from the investment in joint ventures and associates.

(5)

As of September 30, 2023 and December 31, 2022, the reconciliations from the net assets of the associates to the book value of the shares of the investment in joint ventures and associates are as follows (Unit: Korean Won in millions except for ownership):

	September 30, 2023
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
W Service Networks Co., Ltd.	3,968	4.9	195	—	—	—	195
Korea Credit Bureau Co., Ltd.	74,937	9.9	7,429	246	—	—	7,675
Korea Finance Security Co., Ltd.	21,841	15.0	3,276	—	—	—	3,276
K BANK Co., Ltd. (*)	1,869,751	12.6	235,135	21,894	—	—	257,029
Woori Bank-Company K Korea Movie Asset Fund	1,163	25.0	291	—	—	—	291
Partner One Value Up I Private Equity Fund	14,506	23.3	3,374	—	—	—	3,374
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	40,909	20.0	8,183	—	—	—	8,183
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,672	25.0	3,918	—	—	475	4,393
LOTTE CARD Co., Ltd. (*)	2,884,364	20.0	576,872	—	—	—	576,872
Union Technology Finance Investment Association	43,538	29.7	12,931	—	—	—	12,931
Dicustody Co., Ltd.	93	1.0	1	—	—	—	1
Orient Shipyard Co., Ltd.	(16,458)	22.7	(3,741)	—	—	3,741	—
Joongang Network Solution Co.,Ltd.	(1,563)	25.3	(396)	—	—	506	110
Win Mortgage Co.,LTd.	2,147	4.5	97	—	—	—	97
Together-Korea Government Private Pool Private Securities Investment Trust No. 3	10,464	100.0	10,462	—	—	—	10,462
BTS 2nd Private Equity Fund	24,474	20.0	4,895	—	—	—	4,895
STASSETS FUND III	8,782	28.3	2,485	—	—	—	2,485
SF CREDIT PARTNERS, LLC	60,105	10.0	6,011	—	—	529	6,540
Japanese Hotel Real Estate Private Equity Fund No.2	13,483	19.9	2,678	—	—	—	2,678
Woori Seoul Beltway Private Special Asset Fund No.1	47,177	25.0	11,795	—	—	—	11,795
Woori General Private Securities Investment Trust(Bond) No.1	203,510	25.0	50,877	—	—	—	50,877

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

	September 30, 2023
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	562,802	20.3	114,020	—	—	—	114,020
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	62,144	16.4	10,171	—	—	—	10,171
Woori General Private Securities Investment Trust(Bond) No.2	111,148	27.3	30,313	—	—	—	30,313
Woori Smart General Private Equity Investment Trust 1(bond)	141,510	28.6	40,431	—	—	—	40,431
Woori General Private Securities Investment Trust(Bond) No.3	180,053	27.8	50,017	—	—	—	50,017
Woori Asset Global Partnership Fund No.5	38,989	57.7	22,494	—	—	—	22,494
WOORI TAERIM 1st Fund	3,862	25.6	988	—	—	—	988
Portone-Cape Fund No.1	1,389	20.0	278	—	—	—	278
KIWOOM WOORI Financial 1st Fund	5,378	9.1	488	—	—	—	488
DeepDive WOORI 2021-1 Financial Investment Fund	3,807	11.9	453	—	—	—	453
Darwin Green Packaging Private Equity Fund	19,467	20.4	3,973	—	—	—	3,973
DS Power Semicon Private Equity Fund	14,160	21.0	2,971	—	—	—	2,971
Koreawide partners 2nd Private Equity Fund	74,220	26.7	19,792	—	—	—	19,792
Woori FirstValue Private Real Estate Fund No.2	4,652	12.0	558	—	—	—	558
WooriG Real Infrastructure Blind General Type Private Placement Investment Trust	112,436	0.1	68	—	—	—	68
Woori Star50 feeder fund(H)	633	18.3	115	—	—	—	115
Woori Together TDF 2025	9,102	22.7	2,067	—	—	—	2,067
Woori Together TDF 2030	9,754	21.9	2,132	—	—	—	2,132
Woori Together OCIO Target Return Feeder fund (Balance Bond)	47,566	20.8	9,908	—	—	—	9,908
Woori Multi Return Private Securities Investment Trust 2(Balanced Bond)	42,279	29.2	12,328	—	—	—	12,328
Australia Green Energy 1st PEF	121,690	4.0	4,822	—	—	—	4,822
Aarden Woori Apparel 1st Private Equity Fund	28,211	0.5	133	—	—	—	133
Woori Dyno 1st Private Equity Fund	10,190	19.6	1,998	—	—	—	1,998
KTB-KORUS FUND	9,753	37.5	3,657	—	—	—	3,657
KTB China Platform Fund	90,240	18.7	16,871	—	—	—	16,871
KTBN Venture Fund No.7	78,867	20.1	15,843	—	—	—	15,843
KTBN Venture Fund No.8	15,419	21.7	3,352	—	—	—	3,352
KTBN Digital Contents Korea Fund No.9	17,876	30.0	5,363	—	—	—	5,363
KTBN Media Contents Fund	2,285	15.0	343	—	—	—	343
KTB China Synergy Fund	143,285	15.1	21,579	—	—	—	21,579
NAVER-KTB Audio Contents Fund	28,040	1.0	280	—	—	—	280
KTBN Venture Fund No.13	69,344	19.6	13,597	—	—	—	13,597
KTBN Future Contents Fund	29,076	13.3	3,877	—	—	—	3,877
KTBN Venture Fund No.16	182,355	10.3	18,703	—	—	—	18,703
KTBN Venture Fund No.18	262,839	10.1	26,658	—	—	—	26,658

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

	September 30, 2023
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
KB-KTB Technology Venture Fund	42,156	18.2	7,665	—	—	—	7,665
DAOL 2022 Scaleup Venture Fund	34,637	20.0	6,936	—	—	—	6,936
DAOL 2022 Start-up Venture Fund	8,230	30.1	2,478	—	—	—	2,478
KTB-NHN China Private Equity Fund	3,929	33.3	1,310	—	—	—	1,310
KTBN GI Private Equity Fund	10,588	5.0	529	—	—	—	529
Chirochem	358	28.6	102	—	—	—	102
Godo Kaisha Oceanos 1	17,107	47.8	8,178	—	—	—	8,178
Woori Zip 1	12,917	62.4	7,709	—	—	—	7,709
Woori Zip 2	17,865	62.8	10,799	—	—	—	10,799
KG Fashion Co., Ltd.	(372)	20.8	(77)	—	—	77	—
KUM HWA Co., Ltd.	(163)	20.1	(33)	—	—	33	—
Jinmyung Plus Co., Ltd.	58	21.3	12	—	—	—	12
JC Assurance No.2 Private Equity Fund	121,593	23.5	28,615	—	(28,615)	—	—
Dream Company Growth no.1 PEF	28,161	27.8	7,823	—	—	—	7,823
HMS-Oriens 1st Fund	60,640	22.8	13,834	—	—	—	13,834
Woori G Senior Loan Private Placement Investment Trust No.1	364,278	21.7	78,870	—	—	—	78,870
Genesis Eco No.1 Private Equity Fund	38,064	29.0	11,033	—	—	—	11,033
Paratus Woori Material Component Equipment joint venture company	57,009	29.9	17,045	—	—	—	17,045
Midas No. 8 Private Equity Joint Venture Company	65,057	28.5	18,532	—	—	—	18,532
Orchestra Private Equity Fund IV	34,047	28.2	9,591	—	—	—	9,591
Synaptic Green No.1 PEF	36,325	21.1	7,647	—	—	—	7,647
IGEN2022No. 1 Private Equity Fund	32,371	24.8	8,043	—	—	—	8,043
PCC-Woori LP Secondary Fund	33,332	38.9	12,949	—	—	—	12,949
Synaptic Future Growth Private Equity Fund 1	20,063	23.8	4,767	—	—	—	4,767
Woori-Q Corporate Restructuring Private Equity Fund	59,971	32.4	19,033	—	—	—	19,033
Woori-Shinyoung Growth-Cap Private Equity Fund I	119,480	35.0	41,782	—	—	—	41,782
NH Woori Newdeal Growth Alpha Private Equity Fund 1	99,529	32.7	32,555	—	—	—	32,555
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	13,098	20.8	2,719	—	—	—	2,719

(*)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

	December 31, 2022
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
W Service Networks Co., Ltd.	4,227	4.9	209	—	—	(1)	208
Korea Credit Bureau Co., Ltd.	55,100	9.9	5,462	246	—	1	5,709
Korea Finance Security Co., Ltd.	15,828	15.0	2,374	—	—	—	2,374
Woori Growth Partnerships New Technology Private Equity Fund	47,185	23.1	10,889	—	—	—	10,889
2016KIF-IMM Woori Bank Technology Venture Fund	47,370	20.0	9,474	—	—	—	9,474
K BANK Co., Ltd. (*)	1,796,269	12.6	225,894	21,894	—	1	247,789
Woori Bank-Company K Korea Movie Asset Fund	957	25.0	239	—	—	—	239
Partner One Value Up Ist Private Equity Fund	18,395	23.3	4,278	—	—	—	4,278
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	51,419	20.0	10,284	—	—	1	10,285
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,716	25.0	3,929	—	—	426	4,355
LOTTE CARD Co., Ltd. (*)	2,570,656	20.0	514,131	—	—	—	514,131
Together-Korea Government Private Pool Private Securities Investment Trust No.3	10,245	100.0	10,244	—	—	(1)	10,243
Union Technology Finance Investment Association	48,692	29.7	14,463	—	—	(1)	14,462
Dicustody Co., Ltd.	95	1.0	1	—	—	—	1
Orient Shipyard Co., Ltd.	(16,393)	22.7	(3,721)	—	—	3,721	—
BTS 2nd Private Equity Fund	14,405	20.0	2,881	—	—	—	2,881
STASSETS FUND III	4,347	28.3	1,230	—	—	—	1,230
Japanese Hotel Real Estate Private Equity Fund No.2	14,374	19.9	2,855	—	—	—	2,855
Woori Seoul Beltway Private Special Asset Fund No.1	39,495	25.0	9,874	—	—	—	9,874
Woori Short-term Bond Securities Investment Trust (Bond) ClassC-F	401,335	27.9	112,025	—	—	—	112,025
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	111,273	9.2	10,182	—	—	—	10,182
WOORI TAERIM 1st Fund	3,862	25.6	988	—	—	—	988
Portone-Cape Fund No.1	2,318	20.0	464	—	—	—	464
KIWOOM WOORI Financial 1st Investment Fund	10,486	9.1	953	—	—	—	953
DeepDive WOORI 2021-1 Financial Investment Fund	7,375	11.9	878	—	—	—	878
Darwin Green Packaging Private Equity Fund	19,332	20.4	3,945	—	—	—	3,945
DS Power Semicon Private Equity Fund	14,186	21.0	2,976	—	—	—	2,976
Koreawide partners 2nd Private Equity Fund	75,001	26.7	20,000	—	—	—	20,000
Woori FirstValue Private Real Estate Fund No.2	4,648	12.0	558	—	—	—	558
Woori G Real Infrastructure Blind General Type Private Placement Investment Trust	73,008	0.1	102	—	—	—	102
Woori BIG2 Plus Securities Investment Trust(Balanced Bond)	4,655	23.1	1,074	—	—	—	1,074

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

	December 31, 2022
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction	Book value
Woori Together TDF 2025	8,497	23.6	1,990	—	—	—	1,990
Woori Together TDF 2030	8,615	23.8	2,033	—	—	—	2,033
WOORI Star50 feeder fund(H)	709	17.9	126	—	—	—	126
Aarden Woori Apparel 1st Private Equity Fund	20,661	0.5	97	—	—	—	97
Woori Dyno 1st Private Equity Fund	10,169	19.6	1,994	—	—	—	1,994
Australia Green Energy 1st PEF	122,620	4.0	4,858	—	—	—	4,858
Godo Kaisha Oceanos 1	18,383	47.8	8,788	—	—	—	8,788
Woori Zip 1	13,963	64.0	8,690	—	—	—	8,690
Woori Zip 2	19,461	64.0	12,180	—	—	—	12,180
Force TEC	(14,315)	24.5	(3,513)	—	—	3,513	—
KUM HWA Co., Ltd.	(155)	20.1	(31)	—	—	31	—
Jinmyung Plus Co.,Ltd.	47	21.3	10	—	—	—	10
JC Assurance No.2 Private Equity Fund	122,012	23.5	17,728	—	(17,728)	—	—
Dream Company Growth no.1 PEF	28,301	27.8	7,861	—	—	—	7,861
HMS-Oriens 1st Fund	58,089	22.8	13,252	—	—	—	13,252
Woori G Senior Loan General Type Private Investment Trust No.1	378,122	21.7	81,861	—	—	—	81,861
Genesis Eco No.1 Private Equity Fund	38,695	29.0	11,216	—	—	—	11,216
Paratus Woori Material Component Equipment joint venture company	57,694	29.9	17,250	—	—	—	17,250
Midas No. 8 Private Equity Joint Venture Company	65,694	28.5	18,713	—	—	—	18,713
Orchestra Private Equity Fund IV	34,427	28.2	9,698	—	—	—	9,698
Synaptic Green No.1 PEF	37,017	21.1	7,793	—	—	—	7,793
IGEN2022No. 1 Private Equity Fund	32,240	24.8	8,010	—	—	—	8,010
PCC-Woori LP Secondary Fund	33,423	38.8	12,984	—	—	—	12,984
Woori-Q Corporate Restructuring Private Equity Fund	75,555	35.6	27,536	—	—	—	27,536
Woori-Shinyoung Growth-Cap Private Equity Fund I	123,512	35.0	43,274	—	—	—	43,274

(*)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

13.	INVESTMENT PROPERTIES

(1)	Details of investment properties are as follows (Unit: Korean Won in millions):

	September 30, 2023	December 31, 2022
Acquisition cost	508,050	418,775
Accumulated depreciation	(36,216)	(30,982)
Accumulated impairment losses	(86)	(86)

Net carrying value	471,748	387,707

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the nine-month periods ended September 30
	2023	2022
Beginning balance	387,707	389,495
Acquisition	91,272	—
Disposal	—	(1,194)
Depreciation	(3,994)	(2,958)
Transfer	(1,930)	5,995
Foreign currencies translation adjustments	(1,307)	641
Others	—	—

Ending balance	471,748	391,979

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

14.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment as of September 30, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

	September 30, 2023
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Structures	Total
Premises and equipment (owned)	1,710,965	720,212	232,921	58,207	36,476	—	2,758,781
Right-of-use asset	—	361,094	20,841	—	—	—	381,935

Carrying value	1,710,965	1,081,306	253,762	58,207	36,476	—	3,140,716

	December 31, 2022
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Structures	Total
Premises and equipment (owned)	1,695,357	730,676	261,278	58,352	32,184	—	2,777,847
Right-of-use asset	—	349,494	15,589	—	—	—	365,083

Carrying value	1,695,357	1,080,170	276,867	58,352	32,184	—	3,142,930

(2)	Details of premises and equipment (owned) as of September 30, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

	September 30, 2023
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,711,625	1,092,383	1,184,155	481,908	36,476	20	4,506,567
Accumulated depreciation	—	(372,171)	(951,234)	(423,701)	—	(20)	(1,747,126)
Accumulated impairment losses	(660)	—	—	—	—	—	(660)

Net carrying value	1,710,965	720,212	232,921	58,207	36,476	—	2,758,781

	December 31, 2022
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,696,017	1,078,385	1,179,928	470,513	32,184	20	4,457,047
Accumulated depreciation	—	(347,709)	(918,650)	(412,161)	—	(20)	(1,678,540)
Accumulated impairment losses	(660)	—	—	—	—	—	(660)

Net carrying value	1,695,357	730,676	261,278	58,352	32,184	—	2,777,847

(3)	Details of changes in premises and equipment (owned) are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2023
	Land	Building	Properties for business use	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,695,357	730,676	261,278	58,352	32,184	—	2,777,847
Acquisitions	86	9,436	55,470	15,378	4,814	—	85,184
Disposals	(30)	(358)	(12,620)	(849)	(529)	—	(14,386)
Depreciation	—	(24,997)	(72,909)	(15,646)	—	—	(113,552)
Classified as held-for-sale	(963)	(1,466)	—	—	—	—	(2,429)
Transfer	5,557	(3,627)	—	—	—	—	1,930
Foreign currencies translation adjustments	1,426	681	1,304	1,067	118	—	4,596
Acquisitions through business combination	9,530	9,530	318	—	—	—	19,378
Others	2	337	80	(95)	(111)	—	213

Ending balance	1,710,965	720,212	232,921	58,207	36,476	—	2,758,781

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

	For the nine-month period ended September 30, 2022
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,719,325	756,964	258,361	51,354	3,171	1	2,789,176
Acquisitions	28	10,200	50,053	20,499	31,402	—	112,182
Disposals	(20,048)	(822)	(761)	(616)	—	—	(22,247)
Depreciation	—	(24,077)	(72,501)	(15,711)	—	—	(112,289)
Classified as held-for-sale	(6,405)	(6,704)	—	—	—	—	(13,109)
Transfer	(2,290)	(3,705)	—	—	—	—	(5,995)
Foreign currencies translation adjustments	2,349	1,226	5,350	3,260	237	—	12,422
Acquisitions through business combination	5,917	3,523	2,586	—	—	—	12,026
Others	422	(8)	870	155	(2,968)	—	(1,529)

Ending balance	1,699,298	736,597	243,958	58,941	31,842	1	2,770,637

(4)	Details of right-of-use assets as of September 30, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

	September 30, 2023
	Building	Properties for business use	Total
Acquisition cost	721,826	39,721	761,547
Accumulated depreciation	(360,732)	(18,880)	(379,612)

Net carrying value	361,094	20,841	381,935

	December 31, 2022
	Building	Properties for business use	Total
Acquisition cost	643,484	32,700	676,184
Accumulated depreciation	(293,990)	(17,111)	(311,101)

Net carrying value	349,494	15,589	365,083

(5)	Details of changes in right-of-use assets for the nine-month periods ended September 30, 2023 and 2022 are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2023
	Building	Properties for business use	Total
Beginning balance	349,494	15,590	365,084
New contracts	152,476	15,030	167,506
Changes in contract	1,798	115	1,913
Termination	(14,164)	(1,238)	(15,402)
Depreciation	(144,238)	(8,902)	(153,140)
Changes due to business combinations	674	272	946
Others	15,054	(26)	15,028

Ending balance	361,094	20,841	381,935

	For the nine-month period ended September 30, 2022
	Building	Equipment and vehicles	Total
Beginning balance	367,480	18,064	385,544
New contracts	157,667	8,391	166,058
Changes in contract	(12,217)	45	(12,172)
Termination	(12,768)	(775)	(13,543)
Depreciation	(157,380)	(8,352)	(165,732)
Acquisitions through business combination	819	—	819
Others	24,650	57	24,707

Ending balance	368,251	17,430	385,681

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

15.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	September 30, 2023
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Acquisition cost	453,427	2,280	820,833	1,371,492	50,977	6,561	2,705,570
Accumulated amortization	—	(1,733)	(600,885)	(1,081,513)	—	—	(1,684,131)
Accumulated impairment losses	—	—	—	(33,552)	(3,164)	—	(36,716)

Net carrying value	453,427	547	219,948	256,427	47,813	6,561	984,723

	December 31, 2022
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Acquisition cost	397,527	2,219	754,031	1,244,516	46,231	3,027	2,447,551
Accumulated amortization	—	(1,576)	(541,404)	(1,018,591)	—	—	(1,561,571)
Accumulated impairment losses	—	—	—	(33,552)	(3,314)	—	(36,866)

Net carrying value	397,527	643	212,627	192,373	42,917	3,027	849,114

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2023
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	397,527	643	212,627	192,373	42,917	3,027	849,114
Acquisitions	—	61	66,752	103,723	4,004	5,210	179,750
Disposal	—	—	—	—	(1,505)	—	(1,505)
Amortization(*)	—	(157)	(59,490)	(62,668)	—	—	(122,315)
Impairment losses	—	—	—	—	94	—	94
Transfer	—	—	61	650	(361)	(350)	—
Changes due to business combinations	41,527	—	—	18,882	2,565	—	62,974
Foreign currencies translation adjustments	14,373	—	(2)	2,571	60	258	17,260
Others	—	—	—	896	39	(1,584)	(649)

Ending balance	453,427	547	219,948	256,427	47,813	6,561	984,723

(*)	Amortization of other intangible assets amounting to 16,151 million Won is included in other operating expenses.

	For the nine-month period ended September 30, 2022
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	345,449	723	207,708	193,182	37,607	717	785,386
Acquisitions	—	107	62,436	39,621	1,917	5,020	109,101
Disposal	—	—	—	(2)	(1,131)	—	(1,133)
Amortization(*)	—	(186)	(64,484)	(55,763)	—	—	(120,433)
Impairment losses	—	—	—	—	(6)	—	(6)
Transfer	—	—	300	182	—	(482)	—
Acquisitions through business combination	57,670	—	—	7,795	—	—	65,465
Foreign currencies translation adjustments	26,109	—	(3)	5,622	222	818	32,768
Others	—	—	(49)	2,543	(11)	1,998	4,481

Ending balance	429,228	644	205,908	193,180	38,598	8,071	875,629

(*)	Amortization of other intangible assets amounting to 10,967 million Won is included in other operating expenses.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

16.	ASSETS HELD FOR SALE

Assets held for sale are as follows (Unit: Korean Won in millions):

Assets(*)	September 30,2023	December 31, 2022
Premises and equipment	11,671	9,589
Others	7,311	4,183

Total	18,982	13,772

(*)	The Group classifies assets as held for sale that are highly likely to be sold within one year from September 30, 2023, and December 31, 2022.

The Group measured assets held for sale at the lower of fair value less costs to sell and carrying amount.

The Group has decided to sell some of the premises and equipment through internal consultation during the current period and classifies the premises as non-current assets held for sale. On the other hand, other assets that are expected to be sold as of the end of the current period are classified as assets that are expected to be sold within one year due to the possibility of being sold as buildings and land acquired through auction.

17.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	September 30, 2023	December 31, 2022
Lease assets	2,899,594	2,593,578
Prepaid expenses	344,901	287,323
Advance payments	56,888	99,772
Assets for non-business use	30,561	23,340
Others	36,156	57,539

Total	3,368,100	3,061,552

18.	FINANCIAL LIABILITIES AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	September 30, 2023	December 31, 2022
Financial liabilities at fair value through profit or loss	8,741,490	8,952,399

(2)	Financial liabilities at fair value through profit or loss are as follows (Unit: Korean Won in millions):

	September 30, 2023	December 31, 2022
Deposits
Gold banking liabilities	34,913	35,161
Borrowings
Securities sold	167,111	12,113
Derivative liabilities	8,539,466	8,905,125

Total	8,741,490	8,952,399

(3)	The Group does not have financial liabilities at fair value through profit or loss designated as upon initial recognition as of September 30, 2023 and December 31, 2022.

(4)

There is no cumulative change in financial liabilities at fair value through profit or loss designated as upon initial recognition due to changes in credit risk as of September 30, 2023 and December 31, 2022.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

19.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers by type are as follows (Unit: Korean Won in millions):

	September 30, 2023	December 31, 2022
Deposits in local currency:
Deposits on demand	8,905,495	15,627,300
Deposits at termination	266,067,712	270,092,855
Mutual installment	21,964	22,995
Deposits on notes payables	3,526,319	3,675,596
Deposits on Cash Management Account	84,641	60,079
Certificate of deposits	14,378,549	5,255,889
Other deposits	1,129,434	1,196,486

Sub-total	294,114,114	295,931,200

Deposits in foreign currencies:
Deposits in foreign currencies	41,550,404	46,263,943
Present value discount	(151,332)	(92,352)
Customers’ deposits for beneficiary	100,000	2,418

Total	335,613,186	342,105,209

20.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings are as follows (Unit: Korean Won in millions):

	September 30, 2023
	Lenders	Interest rate (%)	Amount
Borrowings in local currency
Borrowings from BOK	BOK	0.3 ~ 2.0	2,064,180
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 3.1	2,007,335
Others	The Korea Development Bank and others	0.0 ~ 6.7	10,787,682

Sub-total			14,859,197

Borrowings in foreign currencies
Borrowings in foreign currencies	Export-Import Bank of Korea and others	0.0 ~ 10.0	13,703,727
Bills sold	Others	0.0 ~ 2.7	7,613
Call money	Bank and others	0.2 ~ 6.0	1,811,840
Bonds sold under repurchase agreements	Other financial institutions	1.0 ~ 12.7	1,113,237
Present value discount			(41,395)

Total			31,454,219

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

	December 31, 2022
	Lenders	Interest rate (%)	Amount
Borrowings in local currency
Borrowings from BOK	BOK	0.3 ~ 1.8	3,040,877
Borrowings from government funds	Small Enterprise And Market Service and others	0.0 ~ 3.5	2,021,049
Others	The Korea Development Bank and others	0.0 ~ 6.7	9,562,082

Sub-total			14,624,008

Borrowings in foreign currencies
Borrowings in foreign currencies	Export-Import Bank of Korea and others	(0.1) ~ 10.6	11,161,294
Bills sold	Others	0.0 ~ 2.4	7,308
Call money	Bank and others	1.6 ~ 5.5	400,071
Bonds sold under repurchase agreements	Other financial institutions	0.2 ~ 6.4	2,313,044
Present value discount			(76,122)

Total			28,429,603

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	September 30, 2023		December 31, 2022
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond (*):
Ordinary bonds	0.8 ~ 7.5	34,661,092	0.8 ~ 7.5	37,132,334
Subordinated bonds	1.9 ~ 5.1	5,788,348	1.9 ~ 5.1	5,835,325
Other bonds	2.0 ~ 17.0	1,626,973	0.8 ~ 17.0	1,271,364

Sub-total		42,076,413		44,239,023

Discounts on bonds		(41,123)		(40,537)

Total		42,035,290		44,198,486

(*)

Included debentures under fair value hedge amounting to 4,538,916 million Won and 3,076,983 million Won as of September 30, 2023 and December 31, 2022 respectively. Also, debentures under cash flow hedge amounting to 1,459,700 million Won and 1,324,812 million Won are included as of September 30, 2023 and December 31, 2022 respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

21.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	September 30, 2023	December 31, 2022
Asset retirement obligation	92,765	82,717
Provisions for guarantees(*1)	78,434	76,508
Provisions for unused loan commitments	126,555	106,033
Other provisions(*2)	309,739	280,607

Total	607,493	545,865

(*1)	Provisions for guarantees includes provision for financial guarantee of 53,279 million Won and 47,969 million Won as of September 30, 2023 and December 31, 2022, respectively.
(*2)	Other provisions consist of provision for litigation, loss compensation and others.

(2)	Changes in provisions for guarantees and unused loan commitments are as follows (Unit: Korean Won in millions):

1)	Provisions for guarantees

	For the nine-month period ended September 30, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	44,496	24,327	7,685	76,508
Transfer to 12-month expected credit loss	23,229	(23,229)	—	—
Transfer to expected credit loss for the entire period	(515)	515	—	—
Transfer to credit-impaired financial assets	(24)	(3)	27	—
Provisions used	—	—	—	—
Net provision(reversal)	(4,286)	(49)	(213)	(4,548)
Others(*)	6,478	(4)	—	6,474

Ending balance	69,378	1,557	7,499	78,434

(*)	Effect of initial recognition of new financial guarantee contract that is measured at fair value.

	For the nine-month period ended September 30, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	52,830	15,269	6,767	74,866
Transfer to 12-month expected credit loss	1,141	(1,141)	—	—
Transfer to expected credit loss for the entire period	(199)	199	—	—
Transfer to credit-impaired financial assets	(3)	(13)	16	—
Provisions used	(3,801)	—	—	(3,801)
Net provision(reversal) of unused amount	(3,030)	6,555	1,137	4,662
Others(*)	6,795	1	—	6,796

Ending balance	53,733	20,870	7,920	82,523

(*)	Effect of initial recognition of new financial guarantee contract that is measured at fair value.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

2)	Provisions for unused loan commitment

	For the nine-month period ended September 30, 2023
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	67,640	38,188	205	106,033
Transfer to 12-month expected credit loss	19,593	(19,552)	(41)	—
Transfer to expected credit loss for the entire period	(4,259)	4,283	(24)	—
Transfer to credit-impaired financial assets	(192)	(295)	487	—
Net provision(reversal) of unused amount	16,540	4,233	(444)	20,329
Others	193	—	—	193

Ending balance	99,515	26,857	183	126,555

	For the nine-month period ended September 30, 2022
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	67,440	44,536	320	112,296
Transfer to 12-month expected credit loss	13,731	(13,645)	(86)	—
Transfer to expected credit loss for the entire period	(2,670)	2,741	(71)	—
Transfer to credit-impaired financial assets	(79)	(299)	378	—
Net provision(reversal) of unused amount	(8,834)	10,040	(314)	892
Others	380	—	—	380

Ending balance	69,968	43,373	227	113,568

(3)	Changes in asset retirement obligation for the nine-month periods ended September 30, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	For the nine-month periods ended September 30
	2023	2022
Beginning balance	82,717	80,777
Provisions provided	3,337	3,474
Provisions used	(1,369)	(6,058)
Reversal of provisions unused	(281)	(22)
Amortization	1,124	657
Increase in restoration costs and others	7,237	4,355

Ending balance	92,765	83,183

The amount of the asset retirement obligation is the present value of the best estimate of future expected expenditure to settle the obligation – arising from leased premises as of September 30, 2023, discounted by appropriate discount rate. The restoration cost is expected to occur by the end of each premise’s lease period, and the Group has used average lease period of each category of leases terminated during the past years in order to rationally estimate the lease period. In addition, the Group used average amount of actual recovery cost for the past 3 years and the inflation rate for last year in order to estimate future recovery cost.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(4)	Changes in other provisions for the nine-month periods ended September 30, 2023 and 2022, are as follows (Unit: Korean Won in millions):

	For the nine-month periods ended September 30
	2023	2022
Beginning balance	280,607	308,195
Provisions provided	61,176	8,136
Provisions used	(27,130)	(14,016)
Reversal of provisions unused(*)	(3,721)	(55,531)
Foreign currencies translation adjustments	(1,220)	7,971
Others	27	20

Ending balance	309,739	254,775

(*)

The Group provided Korean won settlement services for trading transaction settlement between Korea and Iran, investigated by U.S. prosecutors (federal prosecutors, New York state prosecutors) and New York State Department of Financial Services for violations of U.S. sanctions against Iran, Sudan, Syria and Cuba. In this regard, the Office of Foreign Assets Control concluded its investigation in December 2020 urging the bank’s attention without taking any additional sanctions, and New York State Department of Financial Services concluded its investigation in February 2022 without taking any additional sanctions. Meanwhile, in June 2022, the Group reversed the provision related to the investigation of the U.S. Prosecutors, which have not been completed yet, in consideration of the opinion of an independent legal expert that the probability of sanctions by the U.S. Prosecutors in this case is low.

(5)	Others

1)

The Group recognized the estimated amount of compensation related to incomplete sales of Derivative Linked Fund (DLF) in 2019 and provisions for fines expected to be imposed by the Financial Services Commission as the best estimate of expenditure required to fulfill its current obligations at the end of the period.

2)

The Group recognized provisions for estimated compensation amounts related to the prepayment arising from the delay in the redemption of funds in prior fiscal year and the dispute settlement as the best estimate of the expenditure amounting to 172 billion won. In addition, The Group recognized provision amounting to 53.6 billion won for estimated compensation of expected customer loss related to delayed redemption of fund during the current period.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

22.	NET DEFINED BENEFIT LIABILITY(ASSET)

The retirement benefit of the consolidated company is based on the defined benefit retirement pension plan.

Employees and directors with one or more years of service are entitled to receive a payment upon termination of their employment, based on their length of service and rate of salary at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Group is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of asset	The defined benefit obligation was estimated with an discount rate calculated based on blue chip corporate bonds earnings. A deficit may occur if the rate of return of plan assets falls short of the discount rate.

Decrease in profitability of blue chip bonds	A decrease in profitability of blue chip bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation	Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability(asset) are as follows (Unit: Korean Won in millions):

	September 30, 2023	December 31, 2022
Present value of defined benefit obligation	1,465,499	1,377,545
Fair value of plan assets	(1,744,613)	(1,661,623)

Net defined benefit liabilities(asset) (*)	(279,114)	(284,078)

(*)

Net defined benefit asset amount of 279,114 million Won as of September 30, 2023 is net amount of defined benefit liability of 43,200 million Won and defined benefit asset of 322,314 million Won. Also, net defined benefit asset amount of 284,078 million Won as of December 31, 2022 is net amount of defined benefit liability of 35,202 million Won and defined benefit asset of 319,280 million Won.

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

	For the nine-month periods ended September 30
	2023	2022
Beginning balance	1,377,545	1,618,098
Current service cost	99,152	124,869
Interest cost	54,437	36,131
Remeasurements Financial assumption	(9,007)	(326,703)
Experience adjustments	28,978	10,469
Retirement benefit paid	(84,410)	(82,258)
Foreign currencies translation adjustments	12	277
Others	(1,208)	1,375

Ending balance	1,465,499	1,382,258

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the nine-month periods ended September 30
	2023	2022
Beginning balance	1,661,623	1,591,458
Interest income	68,566	37,344
Remeasurements	(22,270)	(15,636)
Employer’s contributions	124,662	6,000
Retirement benefit paid	(87,564)	(84,715)
Others	(404)	16

Ending balance	1,744,613	1,534,467

(4)	Fair value of plan assets as of September 30, 2023 and December 31, 2022 is as follows (Unit: Korean Won in millions):

	September 30, 2023	December 31, 2022
Cash and due from banks	1,744,613	1,661,623

Meanwhile, among plan assets, realized returns on plan assets amount to 46,296 million Won and 21,708 million Won for the nine-month periods ended September 30, 2023 and 2022, respectively.

(5)	The amounts recognized in net income and total comprehensive income in relation to defined benefit plans are as follows:(Unit: Korean Won in millions):

	For the nine-month periods ended September 30
	2023	2022
Current service cost	99,152	124,869
Net interest income	(14,129)	(1,213)

Cost recognized in net income	85,023	123,656
Remeasurements (*)	42,241	(300,598)

Cost recognized in total comprehensive income	127,264	(176,942)

(*)	Amount before tax

Meanwhile, retirement benefits related to defined contribution plans recognized as expenses are 3,958 million Won and 3,266 million Won for the nine-month periods ended September 30, 2023 and 2022, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

23.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	September 30, 2023	December 31, 2022
Other financial liabilities:
Accounts payable	11,619,468	6,001,858
Accrued expenses	4,490,543	3,219,349
Borrowings from trust accounts	4,016,937	3,475,118
Agency business revenue	617,086	213,845
Foreign exchange payables	608,489	822,446
Domestic exchange settlement credits	6,843,858	4,631,921
Lease liabilities	329,740	319,161
Other miscellaneous financial liabilities	4,125,335	4,148,621
Present value discount	(21,358)	(20,451)

Sub-total	32,630,098	22,811,868

Other liabilities:
Unearned income	366,680	351,633
Other miscellaneous liabilities	385,201	338,524

Sub-total	751,881	690,157

Total	33,381,979	23,502,025

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

24.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

		September 30, 2023
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	338,320	—	—	—	—	—	—
Forwards	3,570,000	—	—	340,870	—	—	—
Swaps	138,979,610	1,354	—	434,957	—	235,789	411,428
Purchase options	170,000	—	—	11,333	—	—	—
Written options	400,000	—	—	—	—	—	21,149

Currency:
Futures	2,434	—	—	—	—	—	—
Forwards	93,679,491	—	—	3,259,969	—	—	795,308
Swaps	85,456,856	63,382	—	3,513,118	—	—	6,006,204
Purchase options	136,918	—	—	2,211	—	—	—
Written options	123,415	—	—	—	—	—	662

Equity:
Futures	849,557	—	—	—	—	—	—
Forwards	183	—	—	80	—	—	—
Swaps	470,457	—	—	96,802	—	—	1,635
Purchase options	27,969,596	—	—	743,790	—	—	—
Written options	27,546,058	—	—	—	—	—	1,303,080

Total	379,692,895	64,736	—	8,403,130	—	235,789	8,539,466

		December 31, 2022
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	42,545	—	—	—	—	—	—
Forwards	2,620,000	—	—	249,356	—	—	—
Swaps	136,550,518	2,041	—	440,540	—	193,831	474,158
Purchase options	170,000	—	—	9,308	—	—	—
Written options	310,000	—	—	—	—	—	16,752

Currency:
Futures	51,136	—	—	—	—	—	—
Forwards	90,134,257	—	—	3,083,082	—	—	1,360,535
Swaps	97,197,309	35,745	—	3,105,901	9,080	—	5,500,970
Purchase options	487,852	—	—	23,182	—	—	—
Written options	570,982	—	—	—	—	—	7,929

Equity:
Futures	958,589	—	—	—	—	—	—
Forwards	183	—	—	100	—	—	—
Swaps	568,835	—	—	90,237	—	—	673
Purchase options	29,801,478	—	—	1,204,475	—	—	—
Written options	29,874,836	—	—	—	—	—	1,544,108

Total	389,338,520	37,786	—	8,206,181	9,080	193,831	8,905,125

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

Derivatives held for trading are classified into financial assets at FVTPL (Note 7) and financial liabilities at FVTPL (Note 18), and derivatives designated for hedging are presented as a separate line item in the consolidated statements of financial position.

(2)	Overview of the Group’s hedge accounting

1)	Fair value hedge

As of the September 30, 2023, the Group has applied fair value hedge on fixed interest rate debentures on foreign currency amounting to 3,879,655 million Won and debentures on local currency amounting to 659,261 million Won. The purpose of the hedging is to avoid fair value volatility risk of fixed interest rate foreign currency denominated debentures derived from fluctuations of market interest rate, and as such the Group entered into interest rate swap agreements designated as hedging instruments.

Pursuant to the interest rate swap agreement, by swapping the calculated difference between the fixed interest rate and floating interest rate applied to the nominal value, the fair value fluctuation risk is hedged as the foreign currency denominated debentures fixed interest rate terms are converted to floating interest rate. Pursuant to the interest rate swap agreement, hedge ratio is determined by matching the nominal value of hedging instrument to the face value of the hedged item.

In this hedging relationship, only the market interest rate fluctuation, which is the most significant part of the fair value change of the hedged item, is designated as the hedged risk, and other risk factors including credit risk are not included in the hedged risk. Therefore, the ineffective portion of the hedge could arise from fluctuations in the timing of the cash flow of the hedged item, price margin set by counterparty of hedging instrument, and unilateral change in credit risk of any party of hedging instrument.

The interest rate swap agreements and the hedged items are subject to fluctuations in the underlying market rate of interest and the Group expects the fair value of the interest rate swap contract and the value of the hedged item to generally change in the opposite direction.

The fair value of the interest rate swap at the end of the reporting period is determined by discounting future cash flows estimated using the yield curve at the end of the reporting period and the credit risk embedded in the contract and the average interest rate is determined based on the outstanding balance at the end of the reporting period. The variable interest rate applied to the interest rate swap is AUD BBSW 3M, Compounding SOFR or CD 3M plus spread. In accordance with the terms of each interest rate swap contract designated as a hedging instrument, the Group receives interest at a fixed interest rate and pays interest at a variable interest rate.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

2)	Cash Flow Hedge

As of the September 30, 2023, the Group has applied cash flow hedge debentures on local currency amounting to 229,933 million Won, debentures on foreign currency amounting to 1,229,767 million Won. The Group’s hedging strategies are to ① Mitigate risks of cash flow fluctuation from variable interest rate debentures on local currency due to changes in market interest rate by entering into an interest rate swap contract and thereby designating it as hedging instrument; ② Mitigate the risks of cash flow fluctuation from principal and interest of variable interest rate debentures denominated in foreign currency due to changes in foreign exchange rates and interest rates; ③ Mitigate the risks of cash flow fluctuation from principal and interest of fixed interest rate debentures denominated in foreign currency due to changes in foreign exchange rates and ④ Mitigate the risks of cash flow fluctuation in variable interest rate foreign currency borrowings resulting from changes in market interest rates and designate it as a hedging instrument through entering into currency swap contracts and interest rate swap contracts.

This means exchanging a predetermined nominal amount as set forth in the interest rate swap contract adjusted by the differences between the fixed and variable interest rates, which results in the conversion of interest rates of debentures in local currency from variable interest into fixed interest, eliminating the cash flow fluctuation risk.

In addition, this also means a payment of predetermined principal amount as set forth in the currency swap adjusted by fixed interest rate, an exchange of an amount calculated by applying variable interest rate to USD or applying fixed interest rate to USD, and an exchange of the principal denominated in KRW and principal denominated in foreign currency at maturity eliminating cash flow fluctuation risk on principal and interest.

The hedge ratio is determined by matching the nominal amount of the hedging instrument to the face amount of the hedged item in accordance with interest rate swap and currency swap.

Only interest rate and foreign exchange rate fluctuation risks, which are the most significant factor in the cash flow fluctuation of the hedged item, are addressed in this hedging relationship, and other risk factors such as credit risk are not subject to hedging.

Accordingly, hedge ineffectiveness may arise from price margin set by the counterparty of hedging instruments and unilateral change in credit risk of any party in the transaction.

The interest rate swap, currency swap contract and the hedged item are all affected by the changes in market interest rate and foreign exchange rates which are basic factors. The Group expects that the value of interest rate swap contract, currency swap contract and value of the hedged item will generally fluctuate in opposite direction.

3)	Hedges of Net Investment in Foreign Operations

Foreign currency exposure arises from the Group’s net investments in Woori America Bank, Woori Bank(Cambodia) PLC. Woori Global Markets Asia Limited, which use USD as their functional currency. The risk arises from fluctuations in the spot exchange rate between USD and KRW. This may result in different net investment amounts.

The risk hedged in the net investment hedging is the weakness of KRW against USD, which may reduce the carrying amount of the Group’s net investments in Woori America Bank, Woori Bank(Cambodia) PLC. and and Woori Global Markets Asia Limited.

A portion of the Group’s net investments in Woori America Bank, Woori Bank(Cambodia) PLC. and Woori Global Markets Asia Limited are hedged in USD denominated foreign currency bonds(Carrying amount as of September 30, 2023: USD 863,959,317) and mitigate foreign exchange risk arising from the net assets of subsidiaries. The loan has been designated as a hedging instrument for the value change of net investments, which arises from fluctuation in the spot exchange rate between USD and KRW.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

To evaluate the effectiveness of the hedge, the Group determines the economic relationship between the hedging instrument and hedged item by comparing(offsetting) changes in the amount of foreign investments due to spot exchange rate fluctuation and in the carrying amount of the liabilities due to spot exchange rate fluctuation. The Group’s policy is to hedge the net investment amount only within the principal range of the liabilities.

(3)	The nominal amounts of the hedging instrument are as follows (Unit: USD, AUD, EUR and Korean Won in millions):

	September 30, 2023
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	1,000,000,000	1,975,000,000	—	2,975,000,000
Interest rate swap (AUD)	150,000,000	—	—	150,000,000
Interest rate swap (KRW)	660,000	—	—	660,000
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	50,000	140,000	—	190,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	135,000,000	270,000,000	—	405,000,000
Foreign currencies translation risk
Currency swap (USD)	—	100,000,000	—	100,000,000
Currency swap (EUR)	—	194,780,000	—	194,780,000
Hedges of net investment in foreign operations
Foreign exchange risk
Foreign currency denominated debentures (USD)	400,000,000	463,959,317	—	863,959,317

	December 31, 2022
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	—	2,075,000,000	300,000,000	2,375,000,000
Interest rate swap (AUD)	150,000,000	—	—	150,000,000
Interest rate swap (KRW)	150,000	—	—	150,000
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	50,000	140,000	—	190,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	—	270,000,000	—	270,000,000
Foreign currencies translation risk
Currency swap (USD)	80,000,000	100,000,000	—	180,000,000
Currency swap (EUR)	—	194,780,000	—	194,780,000
Hedges of net investment in foreign operations
Foreign exchange risk
Foreign currency denominated debentures (USD)	272,390,437	592,000,000	—	864,390,437

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(4)	The average interest rate and average currency rate of the hedging instrument as of September 30, 2023 and December 31, 2022 are as follows:

September 30, 2023
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 3.60% receipt and (C.SOFR)+1.31% floating paid
Interest rate swap (USD)	Fixed 3.60% receipt and (C.SOFR)+1.31% floating paid
Interest rate swap (AUD)	Fixed 0.84% receipt and BBSW 3M+0.72% paid
Interest rate swap (KRW)	Fixed 3.72% receipt and CD 3M paid
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	KRW CMS 5Y+0.46% receipt, KRW 3.65% paid
Interest rate swap (KRW)	KRW CD+0.33% receipt, KRW 1.68% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 1M SOFR+1.16% receipt, KRW 2.68% paid, KRW/USD= 1,238.78
Foreign currencies translation risk
Currency swap (USD)	USD 1.50% receipt, KRW 1.57% paid, KRW/USD = 1,140.50
Currency swap (EUR)	EUR 1.98% receipt, KRW 3.40% paid, KRW/EUR = 1,344.08
Hedges of net investment
Foreign exchange risk
Foreign currency denominated debentures(KRW/USD)	KRW/USD = 1,300.92

December 31, 2022
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 3.62% receipt and Libor 3M+1.45% floating paid
Interest rate swap (USD)	Fixed 2.05% receipt and (C.SOFR)+0.65% paid
Interest rate swap (AUD)	Fixed 0.84% receipt and BBSW 3M+0.72% paid
Interest rate swap (KRW)	Fixed 3.13% receipt and CD 3M paid
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	KRW CMS 5Y+0.46% receipt, KRW 3.65% paid
Interest rate swap (KRW)	KRW CD+0.33% receipt, KRW 1.68% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 1M Libor+0.79% receipt, KRW 0.80% paid, KRW/USD = 1,226.29
Foreign currencies translation risk
Currency swap (USD)	USD 1.50% receipt, KRW 1.57% paid, KRW/USD = 1,140.50
Currency swap (EUR)	EUR 1.98% receipt, KRW 3.86% paid, KRW/EUR = 1,344.08
Hedges of net investment
Foreign exchange risk
Foreign currency denominated debentures(KRW/USD)	1,334.37

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(5)	The amounts related to items designated as hedging instruments are as follows (Unit: USD, AUD, EUR and Korean Won in millions):

	September 30, 2023
	Nominal amounts of the hedging instrument	Carrying amount of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate Swap(USD)	2,975,000,000	—	235,789	Derivative assets (designated for hedging)	(36,475)
Interest rate Swap(AUD)	150,000,000			Derivative liabilities (designated for hedging)
Interest rate Swap(KRW)	660,000
Cash flow hedge
Interest rate risk
Interest rate swap(KRW)	190,000	1,354	—	Derivative assets (designated for hedging)	(687)
Foreign currency translation risk and interest rate risk
Currency swap(USD)	405,000,000	43,225	—	Derivative assets (designated for hedging)	29,988
Foreign currency translation risk
Currency swap(USD)	100,000,000	15,236	—	Derivative assets (designated for hedging)	(1,502)
Currency swap(EUR)	194,780,000	4,921	—	Derivative assets (designated for hedging)	15,066
Hedges of net investment in foreign operations
Exchange rate risk
Foreign currency denominated debentures(USD)	863,959,317	—	1,161,852	Foreign currency denominated debentures	(66,936)

	December 31, 2022
	Nominal amounts of the hedging instrument	Carrying amount of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate Swap(USD)	2,375,000,000	—	193,831	Derivative assets (designated for hedging)	(247,765)
Interest rate Swap(AUD)	150,000,000			Derivative liabilities (designated for hedging)
Interest rate Swap(KRW)	150,000
Cash flow hedge
Interest rate risk
Interest rate swap(KRW)	190,000	2,041	—	Derivative liabilities (designated for hedging)	1,690
Foreign currency translation risk and interest rate risk
Currency swap(USD)	270,000,000	17,909	—	Derivative liabilities (designated for hedging)	58,253
Foreign currency translation risk
Currency swap(USD)	180,000,000	17,836	—	Derivative liabilities (designated for hedging)	9,317
Currency swap(EUR)	194,780,000	—	9,080	Derivative liabilities (designated for hedging)	(10,286)
Hedges of net investment in foreign operations
Exchange rate risk
Foreign currency denominated debentures(USD)	864,390,437	—	1,095,442	Foreign currency denominated debentures	(28,553)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(6)	Details of carrying amount to hedge and amount due to hedge accounting are as follows (Unit: Korean Won in millions):

	September 30, 2023
	Carrying amount of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Hedge reserve (*)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures	—	4,538,916	—	(237,264)	Debentures	24,543	—
Cash flow hedge
Interest rate risk
Debentures	—	229,933	—	—	Debentures	687	1,519
Foreign currencies translation risk and interest rate risk
Debentures	—	542,668	—	—	Debentures	(29,988)	1,051
Foreign currencies translation risk
Debentures	—	687,098	—	—	Debentures	(28,630)	(24,372)
Hedges of net investment in foreign operations
Exchange rate risk
Foreign operations net asset	—	1,161,852	—	—	Foreign operations net asset	66,936	(69,966)

(*)	After tax amount

	December 31, 2022
	Carrying amount of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Hedge reserve (*)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures	—	3,076,983	—	(199,804)	Debentures	257,911	—
Cash flow hedge
Interest rate risk
Debentures	—	229,892	—	—	Debentures	(3,742)	2,531
Foreign currencies translation risk and interest rate risk
Debentures	—	342,019	—	—	Debentures	(23,296)	8,648
Foreign currencies translation risk
Debentures	—	752,901	—	—	Debentures	11,256	(24,600)
Hedges of net investment in foreign operations
Exchange rate risk
Foreign operations net asset	—	1,095,442	—	—	Foreign operations net asset	28,553	(38,797)

(*)	After tax amount

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(7)	Amounts recognized in profit or loss due to the ineffective portion of fair value hedges are as follows (Unit: Korean Won in millions):

		For the nine-month period ended September 30, 2023
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	(11,932)	Other net operating income(expense)

		For the nine-month period ended September 30, 2022
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	22,202	Other net operating income(expense)

(8)	Reclassification of profit or loss from other comprehensive income and equity related to cash flow hedges are as follows (Unit: Korean Won in millions):

		For the nine-month period ended September 30, 2023
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	(687)	—	—	Other net operating income(expense)	—	Other net operating income(expense)
	Foreign currencies translation risk and interest rate risk	29,988	—	(4,672)	Other net operating income(expense)	(32,913)	Other net operating income(expense)
	Foreign currencies translation risk	13,564	—	(2,163)	Other net operating income(expense)	(11,542)	Other net operating income(expense)

		For the nine-month period ended September 30, 2022
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffectiveness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	3,742	37	—	Other net operating income(expense)	—	Other net operating income(expense)
	Foreign currencies translation risk and interest rate risk	106,233	—	(3,608)	Other net operating income(expense)	(98,908)	Other net operating income(expense)
	Foreign currencies translation risk	46,929	—	(635)	Other net operating income(expense)	(57,486)	Other net operating income(expense)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(9)	The amounts recognized in profit or loss and other comprehensive income related to the hedging of net investments in foreign operations are as follows. (Unit: Korean Won in millions):

		September 30, 2023
		Other comprehensive income			Profit or loss
		Hedge gain or loss recognized in other comprehensive income	Income tax effect	Sub-total	Hedge ineffectiveness recognized in profit or loss	Line item recognizing ineffectiveness
Hedges of net investment in foreign operations	Foreign exchange risk	(66,936)	17,671	(49,265)	—	—

		September 30, 2023
		Other comprehensive income			Profit or loss
		Hedge gain or loss recognized in other comprehensive income	Income tax effect	Sub-total	Hedge ineffectiveness recognized in profit or loss	Line item recognizing ineffectiveness
Hedges of net investment in foreign operations	Foreign exchange risk	173,246	(47,643)	125,603	—	—

No amount was reclassified from reserve of hedges of net investment in foreign operations to profit or loss.

25.	DEFERRED DAY 1 PROFITS OR LOSSES

Changes in deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the nine-month periods ended September 30
	2023	2022
Beginning balance	17,964	29,111
New transactions	—	21,659
Amounts recognized in losses	(7,651)	(23,162)

Ending balance	10,313	27,608

In case some variables to measure fair values of financial instruments are not observable in the market, valuation methods are utilized to evaluate such financial instruments. Those financial instruments are recorded the transaction price as at the time of acquisition, even though there are difference noted between the transaction price and the fair value. The table above presents the difference yet to be realized as profit or loss at the end of September 30, 2023 and 2022.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

26.	EQUITY

(1)	Details of equity as of September 30, 2023 and December 31, 2022 are as follows (Unit: Korean Won in millions):

	September 30, 2023	December 31, 2022
Capital
Common stock capital	3,802,676	3,640,303
Hybrid securities	3,611,129	3,112,449
Capital surplus
Capital in excess of par value	854,499	643,544
Others	80,527	38,841

Sub-total	935,026	682,385

Capital adjustments
Treasury stocks	(149,311)	(3,819)
Other adjustments (*1)	(1,648,067)	(1,780,367)

Sub-total	(1,797,378)	(1,784,186)

Accumulated other comprehensive income
Financial assets at FVTOCI	(250,906)	(645,731)
Changes in capital due to equity method	3,704	475
Gain (loss) on foreign currency translation of foreign operations	151,369	(24,202)
Gain (loss) on hedges of net investment in foreign operations	(69,966)	(20,701)
Remeasurements of defined benefit plan	24,164	55,235
Gain (loss) on valuation of cash flow hedge	(12,406)	(4,282)

Sub-total	(154,041)	(639,206)

Retained earnings (*2) (*3)	25,187,789	23,750,152
Non-controlling interest (*4)	1,636,186	2,865,445

Total	33,221,387	31,627,342

(*1)

Included 178,060 million Won in capital transaction gains and losses recognized by Woori Bank and (formerly) Woori Financial Group in 2014 and 2,238,228 million Won due to the spin-off of Kyongnam Bank and Gwangju Bank.

(*2)

The regulatory reserve for credit losses in retained earnings amounted to 2,839,475 million Won and 2,966,960 million Won as of September 30, 2023 and December 31, 2022, respectively in accordance with the relevant article.

(*3)

The legal reserve in retained earnings amounted to 300,190 million Won and 181,860 million Won as of September 30, 2023 and December 31, 2022 in accordance with the Article 53 of the Financial Holding Company Act.

(*4)

The hybrid securities issued by Woori Bank amounting to 1,446,822 million Won and 2,344,816 million Won as of September 30, 2023 and December 31, 2022, respectively, are recognized as non-controlling interests. 69,776 million Won and 77,290 million Won of dividends for the hybrid securities issued by Woori Bank are allocated to net profit and loss of the non-controlling interests for the nine-month periods ended September 30, 2023 and 2022.

(2)	The number of authorized shares and others of the Group are as follows:

	September 30, 2023	December 31, 2022
Shares of common stock authorized	4,000,000,000 Shares	4,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Shares of common stock issued	760,535,260 Shares	728,060,549 Shares
Capital stock	3,802,676 million Won	3,640,303 million Won

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(3)	Hybrid securities

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	September 30, 2023	December 31, 2022
Securities in local currency	2019-07-18	—	3.49	500,000	500,000
Securities in local currency	2019-10-11	—	3.32	500,000	500,000
Securities in local currency	2020-02-06	—	3.34	400,000	400,000
Securities in local currency	2020-06-12	—	3.23	300,000	300,000
Securities in local currency	2020-10-23	—	3.00	200,000	200,000
Securities in local currency	2021-04-08	—	3.15	200,000	200,000
Securities in local currency	2021-10-14	—	3.60	200,000	200,000
Securities in local currency	2022-02-17	—	4.10	300,000	300,000
Securities in local currency	2022-07-28	—	4.99	300,000	300,000
Securities in local currency	2022-10-25	—	5.97	220,000	220,000
Securities in local currency	2023-02-10	—	4.65	300,000	—
Securities in local currency	2023-09-07	—	5.04	200,000	—
Issuance cost				(8,871)	(7,551)

Total				3,611,129	3,112,449

The hybrid securities mentioned above do not have maturity date but are redeemable after 5 years from date of issuance.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(4)	Accumulated other comprehensive income

Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2023
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect (*)	Ending balance
Net gain(loss) on valuation of financial assets at FVTOCI	(645,731)	534,493	1,868	(141,536)	(250,906)
Changes in capital due to equity method	475	(1,194)	—	4,423	3,704
Gain(loss) on foreign currency translation of foreign operations	(24,202)	180,920	—	(5,349)	151,369
Gain(loss) on hedges of net investment in foreign operations	(20,701)	(66,936)	—	17,671	(69,966)
Remeasurement gain(loss) related to defined benefit plan	55,235	(42,284)	—	11,213	24,164
Gain(loss) on valuation of derivatives designated as cash flow hedges	(4,282)	(7,561)	(710)	147	(12,406)

Total	(639,206)	597,438	1,158	(113,431)	(154,041)

(*)

The increase and decrease of financial asset valuation profit or loss at fair value through other comprehensive income is a change due to the period evaluation, and the reclassification adjustments to retained earnings, amounting to 68 million Won and 50 million Won are due to disposal of equity securities at FVTOCI and equity method investment, are included.

	For the nine-month period ended September 30, 2022
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect	Ending balance
Net gain(loss) on valuation of financial assets at FVTOCI	(162,522)	(970,590)	8,846	257,048	(867,218)
Changes in capital due to equity method	(138)	3,173	—	(971)	2,064
Gain(loss) on foreign currency translation of foreign operations	(63,781)	569,194	—	(16,351)	489,062
Gain(loss) on hedges of net investment in foreign operations	—	(173,246)	—	47,643	(125,603)
Remeasurement gain(loss) related to defined benefit plan	(195,944)	300,589	—	(82,662)	21,983
Gain(loss) on valuation of derivatives designated as cash flow hedges	5,553	(4,176)	(21)	1,154	2,510
Capital related to non-current assets held for sale	279	(385)	—	106	—

Total	(416,553)	(275,441)	8,825	205,967	(477,202)

(*)

The increase and decrease of financial asset valuation profit or loss at fair value through other comprehensive income and capital related to noncurrent assets held for sale is a change due to the period evaluation and the reclassification adjustments to retained earnings, amounting to 10,343 million Won, (279) million Won are due to disposal of equity securities at FVTOCI and assets held for sale, are included.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(5)	Regulatory Reserve for Credit Loss

In accordance with Article 26 ~ 28 of the Financial Holding Company Supervision Regulations, the Group calculates and discloses the regulatory reserve for credit loss.

1)	Balance of the regulatory reserve for credit loss

Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	September 30, 2023	December 31, 2022
Beginning balance	2,839,475	2,966,960
Planned reversal of regulatory reserve for credit loss	(314,729)	(127,485)

Ending balance	2,524,746	2,839,475

2)	Reversal of regulatory reserve for credit loss, adjusted income after the provision of regulatory reserve and others

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean Won in millions, except for EPS amount):

	Period ended September 30, 2023		Period ended September 30, 2022
	Three-month	Nine-month	Three-month	Nine-month
Net income before regulatory reserve	918,116	2,531,928	933,385	2,792,689
Reversal of regulatory reserve for credit loss	(46,607)	(314,729)	(28,262)	(67,358)
Adjusted net income after the provision of regulatory reserve	964,723	2,846,657	961,647	2,860,047
Dividends to hybrid securities	(32,739)	(95,892)	(22,225)	(63,600)
Adjusted net income after regulatory reserve and dividends to hybrid securities	931,984	2,750,765	939,422	2,796,447
Adjusted EPS after regulatory reserve and the dividends to hybrid securities (Unit: Korean Won)	1,263	3,763	1,291	3,843

(6)	Details of changes in treasury stock are as follows (Unit: Korean Won in millions, number of shares):

	For the nine-month period ended September 30, 2023
	Beginning balance	Acquisition	Disposal	Ending balance
Number of shares	343,991	13,551,483	(1,017,338)	12,878,136
Book value	3,819	157,212	(11,720)	149,311

	For the nine-month period ended September 30, 2022
	Beginning balance	Acquisition	Retirement	Ending balance
Number of shares	343,991	—	—	343,991
Book value	3,819	—	—	3,819

27.	DIVIDENDS

(1)

Dividends per share and the total dividends for the fiscal year ending December 31, 2022 were 980 Won and 713,497 million Won, respectively, and the dividends were approved at the regular general shareholders’ meeting held on March 24, 2023, and were paid in April, 2023.

(2)

On July 21, 2023, the Board of Directors has declared an quarterly dividend of 180 Won per share (130,748 million Won in total) and fixed record date as June 30, 2023. The dividends were paid in August 2023.

(3)

On October 26, 2023, the Board of Directors has declared a quarterly dividend of 180 Won per share (135,341 million Won in total) and fixed record date as September 30, 2023, and were paid in November 2023.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

28.	NET INTEREST INCOME

(1)	Details of interest income recognized are as follows (Unit: Korean Won in millions):

	Period ended September 30, 2023		Period ended September 30, 2022
	Three-month	Nine-month	Three-month	Nine-month
Financial assets at FVTPL	50,105	141,722	30,153	67,888
Financial assets at FVTOCI	269,284	706,080	160,952	452,534
Financial assets at amortized cost
Securities at amortized cost	191,463	596,725	135,655	323,763
Loans and other financial assets at amortized cost
Interest on due from banks	143,939	409,097	73,087	113,240
Interest on loans	4,563,382	13,304,855	3,412,647	9,050,827
Interest of other receivables	21,099	58,670	12,407	30,064

Subtotal	4,728,420	13,772,622	3,498,141	9,194,131

Total	5,239,272	15,217,149	3,824,901	10,038,316

(2)	Details of interest expense recognized are as follows (Unit: Korean Won in millions):

	Period ended September 30, 2023		Period ended September 30, 2022
	Three-month	Nine-month	Three-month	Nine-month
Interest on deposits due to customers	2,239,065	6,323,585	1,070,504	2,512,075
Interest on borrowings	338,563	944,092	171,743	355,431
Interest on debentures	384,845	1,086,434	282,637	701,150
Other interest expense	87,307	255,546	53,754	116,436
Interest on lease liabilities	2,538	7,545	1,937	5,576

Total	3,052,318	8,617,202	1,580,575	3,690,668

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

29.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	Period ended September 30, 2023		Period ended September 30, 2022
	Three-month	Nine-month	Three-month	Nine-month
Fees and commission received for brokerage	28,623	105,663	45,375	115,647
Fees and commission received related to credit	46,882	141,540	45,010	148,129
Fees and commission received for electronic finance	31,573	93,702	32,730	98,682
Fees and commission received on foreign exchange handling	14,246	41,681	14,675	42,485
Fees and commission received on foreign exchange	26,736	73,335	25,834	70,779
Fees and commission received for guarantee	23,371	64,519	14,003	62,115
Fees and commission received on credit card	165,723	474,556	150,342	446,091
Fees and commission received on securities business	13,595	45,348	23,973	80,663
Fees and commission from trust management	67,865	201,330	65,439	203,946
Fees and commission received on credit information	2,705	8,111	2,657	7,754
Fees and commission received related to lease	176,300	508,056	150,851	413,028
Other fees	43,616	144,672	53,635	146,808

Total	641,235	1,902,513	624,524	1,836,127

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	Period ended September 30, 2023		Period ended September 30, 2022
	Three-month	Nine-month	Three-month	Nine-month
Fees and commissions paid	77,632	243,146	77,248	223,751
Credit card commission	123,627	368,613	118,646	330,355
Brokerage commission	257	1,037	394	1,081
Others	4,336	12,069	3,716	10,036

Total	205,852	624,865	200,004	565,223

30.	DIVIDEND INCOME

(1)	Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	Period ended September 30, 2023		Period ended September 30, 2022
	Three-month	Nine-month	Three-month	Nine-month
Dividend income related to financial assets at FVTPL	58,547	136,846	40,774	101,129
Dividend income related to financial assets at FVTOCI	2,206	15,912	3,539	22,106

Total	60,753	152,758	44,313	123,235

(2)	Details of dividends related to financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

	Period ended September 30, 2023		Period ended September 30, 2022
	Three-month	Nine-month	Three-month	Nine-month
Dividend income recognized from assets held
Equity securities	2,206	15,912	3,539	22,106

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

31.	NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS MANDATORILY MEASURED AT FAIR VALUE

(1)	Details of gain or loss related to net gain or loss on financial instruments at FVTPL are as follows (Unit: Korean Won in millions):

	Period ended September 30, 2023		Period ended September 30, 2022
	Three-month	Nine-month	Three-month	Nine-month
Gain on financial instruments at FVTPL	343,809	704,326	328,551	669,978

(2)

Details of net gain or loss on financial instruments at fair value through profit or loss measured at fair value and financial instruments held for trading are as follows (Unit: Korean Won in millions):

			Period ended September 30, 2023		Period ended September 30, 2022
			Three-month	Nine-month	Three-month	Nine-month
Financial assets at FVTPL	Securities	Gain on transactions and valuation	22,751	309,958	50,715	315,146
		Loss on transactions and valuation	(149,377)	(251,885)	(285,307)	(620,011)

		Sub-total	(126,626)	58,073	(234,592)	(304,865)

	Loans	Gain on transactions and valuation	844	5,406	1,747	10,268
		Loss on transactions and valuation	(9)	(1,751)	608	(1,922)

		Sub-total	835	3,655	2,355	8,346

	Other financial assets	Gain on transactions and valuation	3,296	10,503	4,431	20,908
		Loss on transactions and valuation	(2,275)	(9,673)	(3,205)	(11,396)

		Sub-total	1,021	830	1,226	9,512

Sub-total			(124,770)	62,558	(231,011)	(287,007)

Derivatives (Held for trading)	Interest rates derivatives	Gain on transactions and valuation	564,994	3,964,506	2,147,630	4,768,289
		Loss on transactions and valuation	(380,379)	(3,604,169)	(1,517,085)	(3,171,025)

		Sub-total	184,615	360,337	630,545	1,597,264

	Currency derivatives	Gain on transactions and valuation	2,649,332	7,904,744	11,943,991	21,870,380
		Loss on transactions and valuation	(2,356,958)	(7,504,682)	(11,951,370)	(22,450,056)

		Sub-total	292,374	400,062	(7,379)	(579,676)

	Equity derivatives	Gain on transactions and valuation	345,334	2,419,066	1,376,789	2,937,561
		Loss on transactions and valuation	(353,749)	(2,537,677)	(1,440,431)	(2,998,219)

		Sub-total	(8,415)	(118,611)	(63,642)	(60,658)

	Other derivatives	Gain on transactions and valuation	—	—	38	55
		Loss on transactions and valuation	5	(20)	—	—

		Sub-total	5	(20)	38	55

Sub-total			468,579	641,768	559,562	956,985

Net, total			343,809	704,326	328,551	669,978

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

32.	NET GAIN OR LOSS ON FINANCIAL ASSETS AT FVTOCI

Details of net gain or loss on financial assets at FVTOCI recognized are as follows (Unit: Korean Won in millions):

	Period ended September 30, 2023		Period ended September 30, 2022
	Three-month	Nine-month	Three-month	Nine-month
Gain(loss) on redemption of securities	—	105	1	(7)
Gain(loss) on transactions of securities	(1,470)	(1,973)	(7,197)	(8,839)

Total	(1,470)	(1,868)	(7,196)	(8,846)

33.	REVERSAL OF(PROVISION FOR) IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Reversal of(provision for) impairment losses due to credit loss are as follows (Unit: Korean Won in millions):

	Period ended September 30, 2023		Period ended September 30, 2022
	Three-month	Nine-month	Three-month	Nine-month
Provision for impairment loss due to credit loss on financial assets at FVTOCI	(1,623)	(13,786)	(407)	(187)
Reversal of (provision for) impairment loss due to credit loss on securities at amortized cost	418	(5,601)	(1,699)	(2,534)
Provision for impairment loss due to credit loss on loan and other financial assets at amortized cost	(263,218)	(1,043,412)	(130,248)	(613,759)
Reversal of (provision for) provision on guarantee	3,014	4,548	5,007	(4,662)
Reversal of (provision for) for unused loan commitment	644	(20,329)	2,176	(892)

Total	(260,765)	(1,078,580)	(125,171)	(622,034)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

34.	GENERAL AND ADMINISTRATIVE EXPENSES AND OTHER NET OPERATING INCOME(EXPENSES)

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			Period ended September 30, 2023		Period ended September 30,2022
			Three-month	Nine-month	Three-month	Nine-month
Employee benefits	Short-term employee benefits	Salaries	427,020	1,277,360	424,736	1,250,909
		Employee fringe benefits	134,573	442,330	126,582	424,465
	Share based payment		3,633	7,093	(2,818)	3,584
	Retirement benefit service costs		29,947	88,981	42,450	126,922
	Termination		—	6,488	—	118

		Sub-total	595,173	1,822,252	590,950	1,805,998

Depreciation and amortization			116,291	372,857	125,216	387,487
Other general and administrative expenses	Rent		38,848	97,324	25,585	68,348
	Taxes and public dues		41,527	149,993	32,326	123,266
	Service charges		58,916	179,170	58,483	171,755
	Computer and IT related		36,837	103,313	32,838	92,859
	Telephone and communication		21,867	63,676	20,657	60,009
	Operating promotion		12,472	36,315	14,853	39,214
	Advertising		38,197	83,678	39,777	84,740
	Printing		1,267	3,799	1,407	4,275
	Traveling		3,257	9,477	3,050	7,632
	Supplies		2,077	5,864	1,975	5,967
	Insurance premium		3,361	10,417	3,518	9,284
	Maintenance		5,483	16,916	5,924	16,468
	Water, light, and heating		5,038	14,696	4,472	12,451
	Vehicle maintenance		3,703	10,580	4,024	10,796
	Others (*)		13,257	75,160	14,668	36,276

		Sub-total	286,107	860,378	263,557	743,340

	Total		997,571	3,055,487	979,723	2,936,825

(*)	It includes 40,048 million Won in in-house welfare fund contributions for the nine-month period ended September 30,2023.

(2)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	Period ended September 30, 2023		Period ended September 30, 2022
	Three-month	Nine-month	Three-month	Nine-month
Gain on transactions of foreign exchange	188,166	823,430	144,095	467,748
Gain related to derivatives (Designated for hedging)	18,708	81,036	88,198	157,349
Gain on fair value hedged items	20,634	48,705	101,351	300,335
Others	69,562	223,809	56,869	199,834

Total	297,070	1,176,980	390,513	1,125,266

(3)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	Period ended September 30, 2023		Period ended September 30, 2022
	Three-month	Nine-month	Three-month	Nine-month
Loss on transactions of foreign exchange	407,692	1,198,517	570,930	958,899
KDIC deposit insurance premium	117,673	344,756	107,137	313,647
Contribution to miscellaneous funds	112,274	326,668	103,319	298,507
Loss on derivatives (Designated for hedging)	37,042	68,426	97,293	280,649
Loss on fair value hedged items	14,129	24,162	—	—
Others (*)	212,153	618,265	178,293	489,308

Total	900,963	2,580,794	1,056,972	2,341,010

(*)

Other expense includes 16,151 million Won and 10,967 million Won for intangible asset amortization cost and 336,276 million Won and 280,931 million Won for lease depreciation cost for the nine-month periods ended September 30, 2023 and 2022, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(4)	Share-based payment

Details of performance condition share-based payment granted to executives as of September 30, 2023 and December 31, 2022 are as follows.

1)	Performance condition share-based payment

Subject to		Shares granted for the year 2020
Type of payment		Cash-settled
Vesting period		January 1, 2020 ~ December 31, 2023
Date of payment		2024-01-01
Fair value (*1)		11,964 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.25%
Expected maturity date		0.25 years
Number of shares remaining	As of September 30, 2023	944,343 shares
	As of December 31, 2022	944,343 shares
Number of shares granted (*2)	As of September 30, 2023	944,343 shares
	As of December 31, 2022	944,343 shares
Subject to		Shares granted for the year 2021
Type of payment		Cash-settled
Vesting period		January 1, 2021 ~ December 31, 2024
Date of payment		2025-01-01
Fair value (*1)		11,239 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.25%
Expected maturity date		1.25 years
Number of shares remaining	As of September 30, 2023	1,105,515 shares
	As of December 31, 2022	1,105,515 shares
Number of shares granted (*2)	As of September 30, 2023	1,105,515 shares
	As of December 31, 2022	1,105,515 shares
Subject to		Shares granted for the year 2022
Type of payment		Cash-settled
Vesting period		January 1, 2022 ~ December 31, 2025
Date of payment		2026-01-01
Fair value (*1)		10,558 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.25%
Expected maturity date		2.25 years
Number of shares remaining	As of September 30, 2023	968,119 shares
	As of December 31, 2022	968,119 shares
Number of shares granted (*2)	As of September 30, 2023	968,119 shares
	As of December 31, 2022	968,119 shares
Subject to		Shares granted for the year 2023
Type of payment		Cash-settled
Vesting period		January 1, 2023 ~ December 31, 2026
Date of payment		2027-01-01
Fair value (*1)		9,919 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.25%
Expected maturity date		3.25 years
Number of shares remaining	As of September 30, 2023	699,224 shares
	As of December 31, 2022	—
Number of shares granted (*2)	As of September 30, 2023	699,224 shares
	As of December 31, 2022	—

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(*1)

As the amount of payment varies according to the base price (the arithmetic average of the weighted average stock price of transactions in the past one week, the past one month, and the past two months) at the date of payment, the fair value is calculated to measure the liability according to the Black Scholes model based on the base price at the time of each settlement.

(*2)

It is a system in which the amount of stock payable is determined at the beginning, and the payment rate is determined in accordance with the degree of achievement of the pre-set performance target. Performance is evaluated by long-term performance indicators such as relative shareholder return, net profit, return on equity (ROE), non-performing loan ratio, and job performance.

2)

The Group accounts for performance condition share-based payments according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring every closing period. As of September 30, 2023 and December 31, 2022, the book value of the liabilities related to the performance condition share-based payments recognized by the Group amounts to 40,880 million Won and 41,334 million Won, respectively, which includes 17,244 million Won and 17,494 million Won, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

35.	NON-OPERATING INCOME(EXPENSES)

(1)	Details of gains or losses on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	Period ended September 30, 2023		Period ended September 30, 2022
	Three-month	Nine-month	Three-month	Nine-month
Gain on valuation of investments in joint ventures and associates	32,081	106,673	31,820	70,978
Loss on valuation of investments in joint ventures and associates	(3,340)	(6,949)	280	(13,866)
Impairment loss of investments in joint ventures and associates	—	—	—	(17,727)

Total	28,741	99,724	32,100	39,385

(2)	Details of other non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	Period ended September 30, 2023		Period ended September 30, 2022
	Three-month	Nine-month	Three-month	Nine-month
Other non-operating income	22,315	83,070	18,818	133,077
Other non-operating expenses	(22,523)	(153,166)	(33,261)	(119,007)

Total	(208)	(70,096)	(14,443)	14,070

(3)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	Period ended September 30, 2023		Period ended September 30, 2022
	Three-month	Nine-month	Three-month	Nine-month
Rental fee income	6,718	17,272	5,336	18,225
Gain on disposal of investments in joint ventures	9,832	32,817	38	599
Gain on disposal of premises and equipment, intangible assets and other assets	141	3,513	267	41,986
Reversal of impairment loss of premises and equipment, intangible assets and other assets	1	264	(32)	136
Others (*)	5,623	29,204	13,209	72,131

Total	22,315	83,070	18,818	133,077

(*)	Other special gains related to other provisions for the nine-month periods ended September 30, 2023 and 2022 are 158 million Won and 49,055 million Won, respectively.

(4)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	Period ended September 30, 2023		Period ended September 30, 2022
	Three-month	Nine-month	Three-month	Nine-month
Depreciation on investment properties	1,414	3,994	980	2,958
Operating expenses on investment properties	512	1,486	380	1,034
Losses on disposal of investments in joint ventures	339	339	—	116
Losses on disposal of premises and equipment, intangible assets and other assets	529	1,703	735	2,222
Impairment losses of premises and equipment, intangible assets and other assets	63	69	55	390
Donation	13,511	24,408	23,568	28,411
Others (*)	6,155	121,167	7,543	83,876

Total	22,523	153,166	33,261	119,007

(*)

Other special losses related to other provisions for the nine-month periods ended September 30, 2023 and 2022 are 55,283 million Won and 99 million Won, respectively, and other special losses related to employee incidents for the nine-month period ended September 30, 2022 are 62,196 million Won.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

36.	INCOME TAX EXPENSE

Details of income tax expenses are as follows (Unit: Korean Won in millions):

	For the nine-month periods ended September 30
	2023	2022
Current tax expense
Current tax expense in respect to the current year	568,308	1,082,374
Adjustments recognized in the current period in relation to the current tax of prior periods	18,009	(13,917)
Corporate tax expense directly reflected in other capital	(22,825)	—

Sub-total	563,492	1,068,457

Deferred tax expense
Change in deferred tax assets(liabilities) relating to the temporary differences	439,151	(310,878)
Current tax charged to equity and others directly:	(140,336)	205,967
Others	1,077	(116)

Sub-total	299,892	(105,027)

Income tax expense	863,384	963,430

Income tax expense was recognized based on the estimate of the best weighted average annual effective tax rate expected for the interim period. The weighted average annual effective tax rate for the September 30, 2023, is 25.4% (The weighted average annual effective tax rate for the September 30, 2022, is 25.6%).

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

37.	EARNINGS PER SHARE (“EPS”)

(1)

Basic EPS is calculated by dividing net income attributable to common shareholders by weighted-average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	Period ended September 30, 2023		Period ended September 30, 2022
	Three-month	Nine-month	Three-month	Nine-month
Net profit (loss) attributable to Owners	899,306	2,438,182	899,811	2,661,745
Dividends to hybrid securities	(32,739)	(95,892)	(22,225)	(63,600)
Net income attributable to common shareholders	866,567	2,342,290	877,586	2,598,145
Weighted average number of common shares outstanding (Unit: million shares)	738	731	728	728
Basic EPS (Unit: Korean Won)	1,174	3,204	1,206	3,570

(2)	The weighted average number of common shares outstanding is as follows (Unit: number of shares, days)

	Number of shares	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	728,060,549	198,760,529,877
Treasury stock	(343,991)	(93,909,543)
Acquisition of treasury stock	(13,499,862)	(862,186,695)
Acquisition of treasury stock (odd-lot stock at comprehensive share exchange)	(51,621)	(1,755,114)
Disposal of treasury stock	1,017,338	17,613,958
Issuance of new shares (comprehensive share exchange)	32,474,711	1,753,634,394
Sub-total(①)		199,573,926,877
Weighted average number of common shares outstanding (②=(①/273)		731,040,025

	Number of shares	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the period	728,060,549	198,760,529,877
Treasury stock	(343,991)	(93,909,543)
Sub-total(①)		198,666,620,334
Weighted average number of common shares outstanding (②=(①/273)		727,716,558

Diluted EPS is equal to basic EPS because there is no dilution effect for the nine-month periods ended September 30, 2023 and 2022.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

38.	CONTINGENT LIABILITIES AND COMMITMENTS

(1)	Details of guarantees are as follows (Unit: Korean Won in millions):

	September 30, 2023 (*)	December 31, 2022 (*)
Confirmed guarantees (*)
Guarantee for loans	51,365	39,684
Acceptances	499,832	501,921
Guarantees in acceptances of imported goods	80,424	97,920
Other confirmed guarantees	7,924,598	6,847,713

Sub-total	8,556,219	7,487,238

Unconfirmed guarantees
Local letters of credit	217,003	150,075
Letters of credit	2,705,063	3,014,228
Other unconfirmed guarantees	1,333,545	1,144,498

Sub-total	4,255,611	4,308,801

Commercial paper purchase commitments and others	634,068	125,547

Total	13,445,898	11,921,586

(*)	Includes financial guarantees of 3,781,352 million Won and 3,095,091 million Won as of September 30, 2023 and December 31, 2022, respectively.

(2)	Details of loan commitments and others are as follows (Unit: Korean Won in millions):

	September 30, 2023	December 31, 2022
Loan commitments	127,979,714	118,172,070
Other commitments (*)	7,621,972	7,107,828

(*)

The amount of unsecured bills (purchase note sales) and discounts on electronic short-term bond sales (purchase) are 2,986,024 million Won and 2,505,399 million Won as of September 30, 2023 and December 31, 2022, respectively.

(3)	Litigation case

As of September 30, 2023 and December 31, 2022, the contents of the litigation case are as follows.

Litigation case that the key Group is a defendant in a lawsuit pending (excluding fraud lawsuits and those lawsuits that are filed only to extend the statute of limitation, etc.) are 571 cases (litigation value of 469,756 million Won) and 531 cases (litigation value of 577,128 million Won) as of September 30, 2022 and December 31, 2022 respectively, and provisions for litigations are 29,006 million Won and 33,877 million Won.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(4)	Other commitments

1)

As of September 30, 2023, Woori FIS Co., Ltd, a subsidiary, has been provided with a payment guarantee limit of 6,457 million Won in relation to bid guarantees and contract/defect guarantees from the Korean Software Financial Cooperative, but there is no committed amount. In relation to the guarantee, the capital contributions to the Korean Software Financial Cooperative are provided as collateral. In addition, as of September 30, 2023, Seoul Guarantee Insurance Company is providing a payment guarantee of 374 million Won related to the return of subsidy to the daycare center at work.

2)

As of September 30, 2023, Woori FIS Co., Ltd, a subsidiary agreed with Shinhan Bank for short-term borrowings of 20 billion Won for one year (2022.11.16.~2023.11.16.), and there is no outstanding balance of short-term borrowings as of September 30, 2023.

3)	As of September 30, 2023, Woori Savings bank is provided with a guarantee of 1,407 million Won from Seoul Guarantee Insurance Company in relation to provisional attachment for recovery of loans, etc.

4)

As of September 30, 2023, Woori Asset Trust, a subsidiary, has committed to fulfill responsibility for the completion of 58 projects, including a residential-commercial complex in U-dong, Haeundae-gu, Busan. Responsible completion type management land trust is a trust that bears the obligation of responsible completion when the construction company fails to fulfill the obligation of responsible completion, and the obligation to compensate losses to the lending financial institution if Woori Asset Trust fails to fulfill the obligation of responsible completion. As of September 30, 2023, the total amount of PF(Project Financing) loans from PF lending financial institutions invested in the responsible completion type management land trust business is 2,966,535 million Won. Although additional losses may occur in relation to these contracts for liability obligations, these effects were not reflected in the financial statements at the end of the current quarter because the possibility is not high and the amount of losses cannot be reliably estimated. Also, Woori Asset Trust may lend a trust account for a part of the total project cost in relation to 22 debt-type land trust contracts including Busan Haeundae Udong Beautique Terrace Hotel and responsible completion management land trust contracts in Gyeongseo-dong, Seo-gu, Incheon and Songdo-dong, Yeonsu-gu Incheon, and additional business sites in progress. The maximum loan amount (unused limit) is 108,594 million Won. Whether or not Woori Asset Trust lends a trust account in relation to the relevant businesses is not an unconditional payment obligation, and it is determined by considering overall matters such as the unique account and the fund balance plan of each trust business.

5)

Pursuant to some contracts related to asset securitization, the Group utilizes various prerequisites as triggering events causing early redemption, limiting risks that investors bear due to change in asset quality. Breach of such triggering clause leads to an early redemption of the securitized bonds.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

39.	RELATED PARTY TRANSACTIONS

Related parties of the Group as of September 30, 2023 and December 31, 2022, and assets and liabilities recognized, guarantees and commitments, major transactions with related parties and compensation to key management for the nine-month periods ended September 30, 2023 and 2022 are as follows. Please see Note 12 for the details of joint ventures and associates.

(1)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related parties		Account title	September 30, 2023	December 31, 2022
Associates	W Service Networks Co., Ltd.	Loans	67	120
		Deposits due to customers	2,224	3,298
		Accrued expenses	7	7
		Other liabilities	93	109
	Korea Credit Bureau Co., Ltd.	Loans	1	2
		Deposits due to customers	672	4,450
		Accrued expenses	1	—
		Other liabilities	—	40
	Korea Finance Security Co., Ltd.	Loans	3,030	3,433
		Loss allowance	(63)	(46)
		Deposits due to customers	2,935	1,764
		Other liabilities	9	6
	LOTTE CARD Co. Ltd.	Loans	200,000	50,000
		Account receivables	35	16
		Loss allowance	(387)	(30)
		Other assets	121	—
		Deposits due to customers	82,206	35,986
		Borrowings	18,183	—
		Other liabilities	166	74
	K BANK Co., Ltd.	Loans	39	3
		Account receivables	9	31
		Other assets	45	—
		Other liabilities	211,396	108,156
	Others (*)	Loans	65,023	68,660
		Loss allowance	(49)	(34)
		Other assets	1,751	768
		Deposits due to customers	3,034	3,622
		Other liabilities	5	119

(*)	Others include IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership and etc., as of September 30, 2023 and December 31, 2022.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(2)	Major gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the nine-month periods ended September 30
Related parties		Account title	2023	2022
Associates	W Service Network Co., Ltd.	Other income	—	25
		Interest expenses	24	7
		Fees expenses	409	410
		Other expenses	1,227	1,415
	Korea Credit Bureau Co., Ltd.	Interest expenses	9	16
		Fees expenses	3,035	2,776
		Other expenses	108	103
	Korea Finance Security Co., Ltd.	Interest income	143	95
		Interest expenses	2	4
		Provision of allowance for credit loss	20	43
		Other expenses	25	42
	LOTTE CARD Co., Ltd.	Interest income	7	77
		Fees income	3,157	6,667
		Interest expenses	4,429	906
		Provision of allowance for credit loss	450	13
	K BANK Co., Ltd.	Fees income	138	621
		Fees expenses	304	738
	Others (*)	Interest income	506	557
		Fees income	3,937	4,844
		Dividend income	372	—
		Other income	1,057	—
		Interest expenses	18	7
		Provision of allowance for credit loss	16	—
		Reversal of allowance for credit loss	—	94

(*)	Others include IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership and etc., for the nine-month periods ended September 30, 2023 and 2022.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(3)	Major loan transactions with related parties for the nine-month periods ended September 30, 2023 and 2022 are as follows (Unit: Korean Won in millions):

		For the nine-month period ended September 30, 2023
Related parties		Beginning balance	Loan	Collection	Foreign currency exchange, etc.	Ending balance (*)
Associates	W Service Network Co., Ltd.	120	296	349	—	67
	Korea Credit Bureau Co., Ltd.	2	8	9	—	1
	Korea Finance Security Co., Ltd.	3,433	2,115	2,518	—	3,030
	LOTTE CARD Co., Ltd.	50,000	214,108	64,108	—	200,000
	K BANK Co., Ltd.	3	97	61	—	39
	One Mortgage	—	188	168	—	20
	Godo Kaisha Oceanos 1	39,814	—	—	(2,129)	37,685
	Woori ZIP 1	11,819	—	—	(632)	11,187
	Woori ZIP 2	16,776	—	—	(897)	15,879
	Joongang Network Solution Co.,Ltd.	251	—	—	—	251

(*)	Settlement payment from normal operation among the related parties were excluded, and in the case of a limited loan, it was presented as a net increase or decrease.

		For the nine-month period ended September 30, 2022
Related parties		Beginning balance	Loan	Collection	Foreign currency exchange, etc.	Ending balance (*)
Associates	W Service Network Co., Ltd.	20	185	183	—	22
	Korea Credit Bureau Co., Ltd.	2	11	12	—	1
	Korea Finance Security Co., Ltd.	3,425	2,394	2,292	—	3,527
	LOTTE CARD Co., Ltd.	3,750	—	2,812	—	938
	K BANK Co., Ltd.	99	304	399	—	4
	Godo Kaisha Oceanos 1	43,033	41,467	43,033	21	41,488
	Woori ZIP 1	12,775	—	—	(459)	12,316
	Woori ZIP 2	18,132	—	—	(651)	17,481

(*)	Settlement payment from normal operation among the related parties were excluded, and in the case of a limited loan, it was presented as a net increase or decrease.

(4)	Details of changes in major deposits due to customers with related parties for the nine-month periods ended September 30, 2023 and 2022 are as follows (Unit: Korean Won in millions):

		For the nine-month period ended September 30, 2023
Related parties		Beginning balance	Increase	Decrease	Ending balance (*)
Associates	W Service Networks Co., Ltd	1,200	1,000	1,200	1,000
	Partner One Value Up I Private Equity Fund	100	—	100	—
	Korea Credit Bureau Co., Ltd.	3,000	—	3,000	—
	One Mortgage	—	900	300	600

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

		For the nine-month period ended September 30, 2022
Related parties		Beginning balance	Increase	Decrease	Ending balance (*)
Associates	W Service Networks Co., Ltd	1,180	1,200	1,180	1,200
	Partner One Value Up I Private Equity Fund	329	450	579	200
	Korea Credit Bureau Co., Ltd.	—	3,000	—	3,000

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(5)	Major borrowing transactions with related parties for the nine-month period ended September 30, 2023 are as follows (Unit: Korean Won in millions):

		For the nine-month period ended September 30, 2023
Related parties		Beginning balance	Borrowings	Repayments	Others	Ending balance (*)
Associates	LOTTE CARD Co., Ltd.	—	18,183	—	—	18,183

(6)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

Warrantee	September 30, 2023	December 31, 2022	Warranty
Korea Finance Security Co., Ltd.	831	627	Unused loan commitment
Korea Credit Bureau Co., Ltd.	34	33	Unused loan commitment
W Service Network Co., Ltd.	112	60	Unused loan commitment
K BANK Co., Ltd.	261	297	Unused loan commitment
LOTTE CARD Co. Ltd.	298,400	450,000	Unused loan commitment
One Mortgage	30	—	Unused loan commitment
D-Custody Co., Ltd.	5	10	Unused loan commitment

As of September 30, 2023 and December 31, 2022, the provision for unused commitments recognized are 174 million Won and 80 million Won, respectively, in relation to the guarantees provided to the related parties above.

(7)	Amount of commitments with the related parties

Warrantee	September 30, 2023	December 31, 2022	Warranty
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	4,664	4,664	Securities purchase commitment
Woori Seoul Beltway Private Special Asset Fund No.1	35,230	37,146	Securities purchase commitment
Woori-Q Corporate Restructuring Private Equity Fund	12,186	12,555	Securities purchase commitment
JC Assurance No.2 Private Equity Fund	1,351	1,351	Securities purchase commitment
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	288	325	Securities purchase commitment
WooriG Oncorp Corporate support of Major Industry General Type Private Investment Trust (Type 2)	1	39	Securities purchase commitment
BTS 2nd Private Equity Fund	4,774	6,974	Securities purchase commitment
STASSETS FUND III	12,000	13,500	Securities purchase commitment
Together Korea Government Private Securities Investment Trust No.3	990,000	990,000	Securities purchase commitment
NH Woori Newdeal Growth Alpha Private Equity Fund 1	31,672	—	Securities purchase commitment
Synaptic Future Growth Private Equity Fund 1	6,264	—	Securities purchase commitment
Woori Asset Global Partnership Fund No.5	127,500	—	Securities purchase commitment

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(8)	Major investment and Recovery transactions

The details of major investment and recovery transactions with related parties for the for the nine-month periods ended September 30, 2023 and 2022 are as follows (Unit: Korean Won in millions):

	For the nine-month period ended September 30, 2022
The same parent company and its associates	Investment and others (*)	Recovery and others (*)
Woori G Oncorp Corporate support of Major Industry General Type Private Investment Trust (Type 2)	38	—
Woori BIG SATISFACTION SHINJONG MMF 3RD	—	441,470

(*)	Investment and recovery transactions of associates that are not treated as FVTPL are described in Note 12.(2)

	For the nine-month period ended September 30, 2022
The same parent company and its associates	Investment and others (*)	Recovery and others (*)
Woori High Plus Bond Sec Feeder Inv Trust 3(USD)	—	1,052
Woori High Plus Short-term High Graded ESG Bond Sec Feeder Inv Trust 1	—	21,606
Woori 2023 Maturity Securities Investment Trust(Bond)	200	—
Woori K-New Opening Target Return Securities Investment Trust(Equity)	200	—
WOORI Republic of Korea Treasury Bond Active ETF(Bond)	3,000	—
Woori Long-term government bond securities Investment Trust No.1	—	1,951
Woori China Mainland Stock Securities Investment Trust H(Securities)	—	443
Woori Two-year Bond Securities Investment Trust 2(Bond)	—	213
Woori Bank Plus Public Offering stock 10 securities Investment Trust 2(Bond Mixed)	200	—
Woori 2024 Maturity Securities Investment Trust 1(Bond)	200	—
Woori G Oncorp Corporate support of Major Industry General Type Private Investment Trust (Type 2)	630	—

(*)	Investment and recovery transactions of associates that are not treated as FVTPL are described in Note 12.(2)

(9)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the nine-month periods ended September 30
	2023	2022
Short-term employee salaries	15,319	16,961
Retirement benefit service costs	640	659
Share-based compensation	2,896	1,683

Total	18,855	19,303

Key management includes executives and directors of Woori Financial Group and major subsidiaries, and also includes CEO of other subsidiaries. Outstanding assets from transactions with key management amount to 2,869 million Won and 3,620 million Won, as of September 30, 2023 and December 31, 2022, respectively and with respect to the assets, the Group has not recognized any allowance nor related impairment loss due to credit losses. Also, liabilities from transaction with key management amount to 30,005 million Won and 12,660 million Won, respectively, as of September 30, 2023 and December 31, 2022.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

40.	LEASES

(1)	Lessor

1)	Finance lease

①	The total investment in finance lease and the present value of the minimum lease payments to be recovered are as follows (Unit: Korean Won in millions):

	September 30, 2023
	Total investment in lease	Net investment in lease
Within one year	214,886	197,778
After one year but within two years	312,953	292,419
After two years but within three years	448,732	414,319
After three years but within four years	426,566	379,398
After four years but within five years	128,223	107,601
After five years	—	—

Total	1,531,360	1,391,515

	December 31, 2022
	Total investment in lease	Net investment in lease
Within one year	160,181	146,749
After one year but within two years	231,075	215,497
After two years but within three years	366,599	338,709
After three years but within four years	501,034	452,099
After four years but within five years	368,420	314,696
After five years	19	18

Total	1,627,328	1,467,768

②	The unrealized interest income of the finance lease is as follows (Unit: Korean Won in millions):

	September 30, 2023	December 31, 2022
Total investment in lease	1,531,360	1,627,328
Net investment in lease	1,391,515	1,467,768
Present value of minimum lease payments	1,391,515	1,467,768
Present value of unguaranteed residual value	—	—

Unearned interest income	139,845	159,560

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

2)	Operating lease

①	The details of prepaid lease assets and operating lease assets are as follows (Unit: Korean Won in millions):

	September 30, 2023	December 31, 2022
Prepaid lease assets	950	3,121
Operating lease assets
Acquisition cost	3,750,880	3,320,275
Accumulated depreciation	(852,237)	(729,818)
Net carrying value	2,898,643	2,590,457

Total	2,899,593	2,593,578

②	The details of changes in operating lease assets as of September 30, 2023 and 2022 are as follows (Unit: Korean Won in millions):

	September 30, 2023	September 30, 2022
Beginning balance	2,590,457	1,778,308
Acquisition	790,218	1,078,066
Disposal	(152,598)	(95,834)
Depreciation	(336,276)	(280,931)
Others	6,842	19,963

Ending balance	2,898,643	2,499,572

③	The future lease payments to be received under the lease contracts are as follows (Unit: Korean Won in millions):

	September 30, 2023	December 31, 2022
Within one year	674,874	567,998
After one year but within two years	616,420	526,899
After two years but within three years	470,310	420,244
After three years but within four years	259,233	275,080
After four years but within five years	85,686	86,606

Total	2,106,523	1,876,827

④	There are no adjusted lease payments recognized as profit or loss for the nine-month periods ended September 30, 2023 and 2022.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(2)	Lessee

1)	The future lease payments under the lease contracts are as follows (Unit: Korean Won in millions):

	September 30, 2023	December 31, 2022
Lease payments
Within one year	167,270	170,781
After one year but within five years	142,016	152,145
After five years	26,881	33,007

Total	336,167	355,933

2)	Total cash outflows from lease are as follows (Unit: Korean Won in millions):

	For the nine-month periods ended September 30
	2023	2022
Total cash outflows from lease	149,358	141,619

3)

Details of lease payments that are not included in the measurement of lease liabilities due to the fact that they are short-term leases or leases for which the underlying asset is of low value are as follows (Unit: Korean Won in millions):

	For the nine-month periods ended September 30
	2023	2022
Lease payments for short-term leases	687	1,101
Lease payments for which the underlying asset is of low value	1,037	991
Variable lease payments	23,527	—

Total	25,251	2,092

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

41.	BUSINESS COMBINATION

(1)	General

As of March 23, 2023, the Group acquired 53.9% interest(excluding treasury stocks, 52.0% interest including treasury stocks) in Daol Investment CO., Ltd. and changed the name of Daol Investment CO., Ltd. to Woori Venture Partners. The main reasons for the business combination are to maximize synergy between the consolidated subsidiaries and to strengthen the non- banking business portfolio.

If Woori Venture Partners had been acquired from January 1, 2023, the consolidated statement of comprehensive income would have shown operating profit and net income of Woori Venture Partners for 6,658 million Won and 7,930 million Won, respectively.

(2)	Identifiable net assets

Identified assets and liabilities as of the acquisition date are as follows (Unit: Korean Won in millions):

	Accounts	March 31, 2023
Assets	Cash and cash equivalent	2,879
	Financial assets at FVTPL	38,385
	Loans and other financial assets at amortized cost(*1)	124,904
	Investments in joint ventures and associates	136,930
	Premises and equipment	20,324
	Intangible assets(*2)	21,447
	Current tax assets	33
	Others	73

	Sub-total	344,975

Liabilities	Current tax liabilities	7,938
	Deferred tax liabilities	11,593
	Other financial liabilities	1,000
	Other liabilities	14,971

	Sub-total	35,502

Fair value of net identifiable assets		309,473

(*1)

The acquired financial assets at amortized cost were estimated at fair value. The contractual total of the financial assets at amortized cost of Woori Venture Partners is 127,384 million Won, and the contractual cash flows that are not expected to be recovered as of the acquisition date are 2,480 million Won.

(*2)

The intangible assets include 18,880 million Won in customer relationships as a result of business combination and were valued at fair value through the Multi-period excess earning method (MEEM) as they were judged separately identifiable intangible assets. Multi-period excess earning method is a method to estimate the future cash flows generated by each intangible asset and to discount the cash flows generated purely by that intangible asset to its present value by deducting the portion of the asset’s contribution to that cash flow generation.

If, within one year of the acquisition date, new information obtained about the facts and circumstances that existed at the acquisition date requires the adjustment of the amounts recognized at the acquisition date, or the recognition of additional provisions existing at the acquisition date, the accounting for the business combination will be adjusted.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2023 AND 2022 (UNAUDITED)

(3)	Goodwill

Recognized goodwill as a result of business combination are as follows (Unit: Korean Won in million):

Woori Venture Partners
Transfer price	212,522
Fair value of net identifiable asset	309,473
Non-controlling interest (*)	138,478
Goodwill	41,527

(*)	Non-controlling interests were recognized at fair value applying the closing price on the acquisition date of Woori Venture Partners.

In the event of a business combination, the consideration transferred includes the premium paid to acquire Woori Venture Partners which results in goodwill. In addition, the consideration paid for the business combination includes expected synergies, revenue growth, and the amount related to future market growth.

The Group also acquired a relationship with a customer of Woori Venture Partners as part of the acquisition. These relationships with customers were recognized separately from goodwill because they met the reparability criteria to meet the recognition requirements for intangible assets.

(4)	Net cash outflow due to business combination

Details of net cash outflows due to business combination are as follows (Unit: Korean Won in million):

Woori Venture Partners
Consideration paid in cash	212,522
Acquired cash and cash equivalents	2,879

Deduction in total	209,643

42.	EVENTS AFTER THE REPORTING PERIOD

(1)

On October 26, 2023, in accordance with a resolution of the Board of Directors, the Group declared the quarterly dividend of 180 Won per share (total dividend of 135,341 million Won) with September 30, 2023 as base date. The dividends were paid in November 10, 2023.

(2)	On April 21, 2023, in accordance with a resolution of the Board of Directors, the Group retired 8,585,799 treasury stocks on October 30, 2023.